


04020651

PPL CORPORATION ANNUAL REPORT


ppl

24



Wherever you are, whatever you're doing, whatever the time of day or night, PPL is working. We strive, 24 hours a day, seven days a week, to generate and deliver reliable, affordable power to our customers. We continuously strengthen the company, building shareowner value, both for the short term and long term. We are always on, 24/7, because we have to be. That's what it takes to succeed in this always changing, always challenging business.


2:23 a.m.

Penn State Children's Hospital

Penn State Milton S. Hershey Medical Center

Hershey, Pennsylvania



While reliable electricity is essential to everyday life, it can be easy to take it for granted. Not so for those who toil 24 hours a day to care for the most vulnerable of newborns. This is just one case where reliable electricity service literally is a lifeline.

The people of PPL's companies in the United States, the United Kingdom and Latin America treat every minute of electricity delivery service as if a life depends on it – because it often does. The results are extraordinary: The company's nearly 5 million electricity delivery customers have their electric service available better than 99.5 percent of the time.

focus on customers



PPL's employees throughout the world are recognized as among the best in what they do. The results are visible in the coveted J.D. Power and Associates* Award in the United States and in the U.K. government's award for public service, the prestigious Charter Mark.

Providing high-quality service at reasonable prices is a hallmark of PPL, dating back to the days of Thomas Edison. Today, PPL people are carrying on that legacy on three continents.


CHARTER
MARK

CUSTOMER SERVICE EXCELLENCE


HIGHEST CUSTOMER SATISFACTION
J.D.POWER
AND ASSOCIATES



*Highest customer satisfaction with residential and midsize business electric service in the Eastern United States

PPL's network of power plants is known for its reliability. At 37 sites in Pennsylvania, Montana, Maine, Connecticut, Arizona, Illinois and New York, highly trained mechanics and operators make sure PPL's 11,500 megawatts of electricity capacity are available when needed.

Keeping a modern power plant ready for service is a complex undertaking, involving extensive preventive maintenance and a staff that is trained to spot the warning signs of trouble.

generating electricity

One of the keys to the company's operating success has been the sharing of best practices among our power plants. Many of the lessons we have learned at our nuclear plant, for instance, have resulted in operations improvements at our other facilities, particularly in the area of maintenance outage planning.

World-class power plant performance takes superb planning and attention to detail in all aspects of operation and maintenance. PPL people have proven they have what it takes.

Total U.S. Generation at PPL Plants
(Billions of kwh)



60
50
40
30
39.7
49.3
46.8
51.3
52.5
99
00
01
02
03


8:15 a.m.
PPL Susquehanna nuclear power plant
Berwick, Pennsylvania



3:09 p.m.

PPL Energy Marketing Center
Allentown, Pennsylvania



When a PPL marketing representative makes a deal to sell electricity, he or she is backed by a proven process for assessing the deal's potential benefits and risks.

In PPL's approach to energy marketing, there is no such thing as a seat-of-the-pants decision. Each decision is backed by experience, study and a special analysis of the opportunity presenting itself.

sophisticated analysis





Today's ever-changing energy market demands discipline and an understanding of the complexities associated with each decision. PPL's risk management office, which reports directly to the CEO, *is responsible for providing an independent* analysis of all major transactions involving the company. This helps us to ensure that we are doing everything possible to improve potential benefits while guarding against the downside risk.

Such analysis is an essential element in the company's hedging approach to the competitive electricity market. This approach involves signing contracts of varying lengths, with creditworthy parties, to buy and sell electricity and to buy and sell the fuel to run our power plants. Our hedging strategy has allowed us to take advantage of market opportunities without exposing the company, *and its shareowners, to the large risks often* associated with commodity markets.

As a result, we have experienced steady, sustained growth in the company's energy supply business.

Reported Net Income From Supply Business
(Millions of dollars)


600
500
400
300
200
100
0
199
325
368
356
502
99
00
01
02
03

Using a disciplined and very selective approach, PPL has expanded its operations into two international markets: the United Kingdom and Latin America.

Our businesses in England, Wales, Chile, Bolivia and El Salvador are focusing on a strength that PPL has developed over more than eight decades: the delivery of electricity.

This international expansion has allowed us to produce greater earnings growth from our electricity delivery business than would have been the case had we restricted operations to our traditional Pennsylvania region.

growing internationally

We are continuing to streamline operations in our international delivery companies, and these improved efficiencies, along with significant sales growth in Latin America, hold the promise of continued earnings contributions from overseas. The recent passage of the U.S.-Chile free trade agreement is expected to result in even more growth, fueled by increased Chilean exports.

While the company has no plans to significantly expand its international investments at this time, our international operations are an important part of our business mix today.

Delivery Customers by Country
(Number of customers)

United States 1,329,781
England 1,466,839
Wales 1,076,286
Chile 529,127
Bolivia 250,829
El Salvador 260,871


:15 p.m.
Santiago, Chile

The company's selective expansion of its operations into new markets is paying off for shareowners.

Over the past five years, PPL's stock price has risen 57 percent, faring better than all but two of the 32 electric companies that are part of the FORTUNE 500®. PPL's total return to shareowners over that same period was 88 percent, compared to a 3 percent decline in the Standard & Poor's 500®.

producing results

Since 1998, earnings per share from ongoing operations* have nearly doubled.

And, Chief Financial Officer John Biggar is leading the effort to strengthen the company's balance sheet and improve free cash flow.* The company now expects to generate $50 million of free cash flow in 2004, compared with negative free cash flow in recent years.

The company forecasts earnings per share growth in the 3 to 5 percent range over the long term.

Comparison of 5-Year Cumulative Total Return
(Assumes $100 investment on 12/31/98 and reinvestment of dividends)


$200
$150
$100
$ 50
98
99
00
01
02
03
$188
$116
$97
PPL Corporation
S&P 500® Index
Edison Electric Institute Index of Investor-owned Electric Utilities

*See page 98 for more information on "earnings per share from ongoing operations" and "free cash flow."

1:45 p.m.

PPL corporate headquarters
Allentown, Pennsylvania



10:20 a.m.

Advanced Silicon Materials, LLC
Butte, Montana


ASiMI

PPL has taken a very strategic approach to energy marketing activities, pursuing a variety of opportunities in both the wholesale and retail markets.

As a result, the company has in place a wide variety of contracts to supply electricity to numerous creditworthy parties, from retail customers like Advanced Silicon Materials in Montana to wholesale customers like large electricity delivery companies.

marketing energy

To hedge our risks, we have signed long- and intermediate-term contracts in both the retail and wholesale markets, in diverse regions of the United States.

We have contracts with a large number of business customers in Montana, and we also provide a significant portion of the power used by Montana's largest electricity delivery company. We have a contract that runs through the end of this decade to supply electricity to PPL Electric Utilities, our electricity delivery affiliate in Pennsylvania. We have supply contracts with utilities in Connecticut, New Jersey, New York and Arizona.

Our energy marketing center also makes limited spot market sales on a daily basis, pursuing hourly opportunities to maximize our energy margins.

This diversity of long- and intermediate-term contracts is allowing the company to make the most of its outstanding fleet of power plants as well as its knowledge of energy markets.



Total U.S. Electric Energy Sales
Retail and Wholesale
(Billions of kwh)
90
80
70
60
50
40
65.7
78.7
65.1
73.6
78.5
99
00
01
02
03

The delivery of electricity is all about customer service – and efficiency. When nearly 5 million customers depend on your product around the clock, there is little margin for error – and little time to waste.

To ensure that delivery company employees are spending time on things that are truly important to customers, the PPL companies in the United States, the United Kingdom and Latin America are continually improving service and response times.

In the United States, for instance, PPL Electric Utilities now has installed more than 1 million high-tech meters that ensure more accurate billing, reduce costs and can even help in restoring service after storms.

delivering electricity

In Wales, line crews use global positioning satellite technology to pinpoint the source of an outage to within a few feet. This system and other improvements have helped Western Power Distribution significantly reduce the length of time that its customers are without power each year.

In Latin America, upgraded computer systems have improved response times and resulted in significant customer service rating improvements.

Whatever the improvement, whatever the continent, PPL remains committed to superior customer service.

Average Customer Minutes Lost per Year
Western Power Distribution



90.1
90.2
79.5
71
75
90
80
70
60
50
99
00
01
02
03


S.W.L. 200KG.

:48 p.m.

Ogmore by Sea, Wales

Financial Highlights

For the years ended December 31	2003	2002
Financial		
Operating revenues (millions) [a]	$ 5,587	$ 5,481
Net income (millions) [b]	734	208
Earnings from ongoing operations (millions) [b]	642	541
Basic earnings per share	4.25	1.37
Diluted earnings per share	4.24	1.36
Basic earnings per share – ongoing operations [b]	3.72	3.55
Diluted earnings per share – ongoing operations [b]	3.71	3.54
Dividends declared per share	1.54	1.44
Total assets (millions) [c]	17,123	15,552
Book value per share [c]	18.37	13.42
Market price per share [c]	43.75	34.68
Dividend yield [c]	3.52%	4.15%
Dividend payout ratio [d]	36%	106%
Dividend payout ratio – ongoing operations [d][e]	42%	41%
Market/book value ratio [c]	238%	258%
Price/earnings ratio [c][d]	10.32	25.50
Price/earnings ratio – ongoing operations [c][d][e]	11.79	9.80
Ratio of earnings to fixed charges	2.5	1.9
Return on average common equity	26.56%	10.27%
Return on average common equity – ongoing operations [e]	22.67%	20.51%
Operating		
Domestic – Electric energy supplied – retail (millions of kwh)	36,774	36,746
Domestic – Electric energy supplied – wholesale (millions of kwh)	41,709	36,849
Domestic – Electric energy delivered (millions of kwh)	36,083	35,712
International – Electric energy delivered (millions of kwh) [f]	31,952	33,313
Net system capacity (megawatts) [c]	11,527	11,488
Number of customers (millions) [c]	4.9	4.8
Construction expenditures (millions)	$ 771	$ 649

(a) 2002 amount restated to conform to the current presentation.

(b) Net income, or earnings, is a financial measure reported in accordance with generally accepted accounting principles (GAAP). Net income in 2003 and 2002 was affected by several unusual items. Earnings from ongoing operations excludes the impact of these unusual items. Earnings from ongoing operations should not be considered as an alternative to net income, which is determined in accordance with GAAP, as an indicator of operating performance. PPL believes that earnings from ongoing operations, although a non-GAAP measure, is also useful and meaningful to investors because it provides them with PPL's underlying earnings performance as another criterion in making their investment decisions. PPL's management also uses earnings from ongoing operations in measuring certain corporate performance goals. Other companies may use different measures to present financial performance. See page 98 for a reconciliation of earnings from ongoing operations and net income.

(c) End of period.

(d) Based on diluted earnings per share.

(e) Calculated using earnings from ongoing operations.

(f) Deliveries for 2002 include the electricity deliveries of WPD for the full year and of CEMAR prior to deconsolidation.

Dear Shareowners



William F. Hecht
Chairman, President
and Chief Executive Officer

Successful companies take advantage of tomorrow's opportunities without losing sight of today's imperatives.

In this year's annual report, we tell the story of PPL people, on three continents, providing superb service to our customers – today's imperative.

Electricity demand never sleeps. So, the people of PPL – from the coast of Wales to the foothills of the Rockies – are on the job, 24 hours a day, 7 days a week, expertly anticipating and meeting our customers' needs.

Our confidence in the extraordinary ability of PPL employees to remain focused on doing the job right has enabled your company to take advantage of new opportunities in the energy business – opportunities that have fueled solid earnings for today and tomorrow.

PPL continues to concentrate on steady, sustainable growth in three business areas: U.S. generation and marketing; electricity delivery in Pennsylvania; and electricity delivery in the United Kingdom and Latin America.

This strategy takes advantage of our experience and the strength of PPL people. For instance, we have expanded our electricity generation capability in the United States based on the knowledge that we could leverage PPL's long-standing record of excellent power plant performance.

Another company strength is PPL's dedication to reliability and customer service in electricity delivery. This strength led us to expand our delivery business overseas. We now have 3.6 million delivery customers in the United Kingdom and Latin America, in addition to our 1.3 million Pennsylvania delivery customers.

As we were expanding, however, we also realized that there were some skills that we needed to grow, notably wholesale energy marketing and quantitative, statistical risk management. Growing these new activities meant training people inside the company and seeking new expertise from outside PPL – and outside the electricity business.

Because our electricity generation and marketing operation is responsible for about 75 percent

Our confidence in the extraordinary ability of PPL employees to remain focused on doing the job right has enabled your company to take advantage of new opportunities in the energy business – opportunities that have fueled solid earnings for today and tomorrow.

of PPL's earnings, it is in this business that the company's prudence and thoughtful risk management activity is ever present.

The company's cautious and conservative risk management activity balances exposures in four areas of our generation and marketing business: fluctuations in energy prices; power plant performance; fuel prices and supply; and counterparty credit risk.

Any one of these exposures, if unmanaged, could seriously hamper earnings from our generation and marketing business. Our management processes – both qualitative and quantitative – ensure that all of the risks are properly balanced not only across a particular contract but also throughout the company's business portfolio.

It is our thoughtful management approach to the commodity market that has resulted in a wide variety of energy sales instruments. We have intermediate- and long-term contracts. We have contracts in the eastern and western United States. We have contracts in the wholesale and retail markets. We have contracts that are unit-contingent, which substantially limit risk to the company if the power plant is unavailable.

This risk-managed approach has allowed your company to maximize margins in the energy business, to create growth and to produce stable, predictable earnings.

Our record speaks for itself. In spite of very challenging energy market conditions in 2003 and reduced earnings in our Pennsylvania electricity delivery business, we reported record earnings of $4.24 per share. Our earnings from ongoing operations, which excluded the effect of unusual items, also were a record, at $3.71 per share, an increase of nearly 5 percent over 2002.

PPL also did very well in comparison to others in 2003. Our common stock price outperformed the Standard & Poor's® Electric Utilities Index by 35 percent.

Our total return to shareowners was 31 percent in 2003 and has been 88 percent over the past five years, putting PPL among the leaders in the U.S. electricity business. And, the company's common

Our total return to shareowners was 31 percent in 2003 and has been 88 percent over the past five years, putting PPL among the leaders in the U.S. electricity business. And, the company's common stock price has risen by 57 percent over the past five years.

stock price has risen by 57 percent over the past five years, an increase better than all but two of the FORTUNE 500® electric companies.

We also continue to grow our dividend. With the announcement of an increase in late February, the company's annualized dividend is now $1.64 per share, a level that is more than 50 percent higher than just three years ago.

Even as we are growing the dividend, we're also improving your company's financial position. Since September of 2002, we have issued about $1 billion of common stock, which has strengthened the company's balance sheet. This new common stock, combined with other financial transactions and cash from operations, allowed us to virtually eliminate our short-term debt and finish 2003 with $476 million of cash on hand. And, we made these improvements while increasing earnings for shareowners.

We also have reduced our capital expenditures and improved our cash flow so that we now project $50 million in free cash flow in 2004.

We are forecasting earnings per share of $3.45 to $3.75 in 2004.

As we look beyond 2004, we are forecasting continued growth of 3 to 5 percent in earnings per share over the long term.

The people of PPL are optimistic about the future because they know what it takes to thrive – both strategically and operationally.

In continuing to grow PPL, we will be disciplined and opportunistic, retaining our focus on the things we do well and ensuring that we have the operational capability to carry through on our commitments to you.

The people of PPL are dedicated to growing value for you – 24/7.



William F. Hecht
Chairman, President and Chief Executive Officer
March 15, 2004

PPL at a Glance

MAJOR BUSINESSES	LOCATIONS	CUSTOMERS	EMPLOYEES	PRESIDENT	BUSINESS ADVANTAGE
PPL EnergyPlus Wholesale/retail energy marketing; energy services	Pennsylvania New York Massachusetts Connecticut Montana New Jersey	Wholesale customers in key U.S. markets; retail or energy services customers in eight states	1,700	Paul T. Champagne	Superior understanding of markets; ability to hedge risk; wide range of energy services to support retail services
PPL Generation Electricity generation	Pennsylvania Montana Maine Connecticut Arizona New York Illinois	PPL EnergyPlus	2,200	James H. Miller	More than eight decades of power plant operating experience
PPL Global Operation of international electricity delivery businesses	England Wales Chile Bolivia El Salvador	3.6 million electricity delivery customers	4,000	Roger L. Petersen	Ability to deliver award-winning customer service while minimizing costs
PPL Electric Utilities Operation of U.S. electricity delivery business	Pennsylvania	1.3 million electricity delivery customers	2,900	John F. Sipics	Ability to deliver award-winning customer service while minimizing costs

Environmental values: Walking the talk

Restoring Atlantic salmon migration in Maine



When it comes to the environment, PPL has a track record of innovation and partnership. This was never more in evidence than when the company negotiated a preliminary agreement that could reopen the Penobscot River to salmon migration.

PPL is giving the Penobscot Indian Nation and a coalition of government agencies and private groups a five-year option to purchase its Veazie, Great Works and Howland dams. PPL will be compensated for the value of the dams and the value of the energy they would have generated in the future.

If they exercise the options, the groups may demolish two of the dams and bypass or remove the third, reopening 500 miles of Maine rivers to the annual migration of Atlantic salmon and several other species. The plan also would allow the Penobscot Indians, who live on an island near one of PPL's dams, to reclaim their native fishing traditions.

PPL, meanwhile, also gets additional rights to increase energy output at its remaining dams if future market conditions are favorable.

It's a groundbreaking agreement that meets PPL's obligation to its shareowners and energy customers while dramatically improving the environment for an endangered species and the Penobscot Indian Nation.

The Maine agreement is just one of the many ways PPL practices good corporate citizenship in its communities around the world. For example, we're a member of CERES, a coalition of environmental, investor and advocacy groups working together for a sustainable future. And, recently we agreed to transfer to Pennsylvania mineral rights on 13,600 acres of state forest land, helping protect one of the state's largest wilderness areas.

From Maine to Montana to the United Kingdom to Latin America, PPL people are finding innovative ways to contribute to the communities where we do business.

Selected financial and operating data

PPL Corporation [a]	2003	2002	2001	2000	1999
Income Items – millions					
Operating revenues [b]	**$ 5,587**	$ 5,481	$ 5,115	$ 4,545	$ 3,697
Operating income [b]	**1,340**	1,246	850	1,194	821
Income from continuing operations	**719**	360	169	487	478
Net income	**734**	208	179	498	432
Balance Sheet Items – millions [c]					
Property, plant and equipment – net	**10,446**	9,566	5,947	5,948	5,624
Recoverable transition costs	**1,687**	1,946	2,172	2,425	2,647
Total assets	**17,123**	15,552	12,562	12,360	11,174
Long-term debt	**7,859**	6,267	5,579	4,784	4,157
Long-term debt with affiliate trusts [d]	**681**				
Company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely company debentures [d]		661	825	250	250
Preferred stock					
With sinking fund requirements		31	31	46	46
Without sinking fund requirements	**51**	51	51	51	51
Common equity	**3,259**	2,224	1,857	2,012	1,613
Short-term debt	**56**	943	118	1,037	857
Total capital provided by investors	**11,906**	10,177	8,461	8,180	6,974
Capital lease obligations	**12**				125
Financial Ratios					
Return on average common equity – %	**26.56**	10.27	8.41	27.49	24.70
Embedded cost rates [c]					
Long-term debt – %	**6.56**	7.04	6.84	6.98	6.95
Preferred stock – %	**5.14**	5.81	5.81	5.87	5.87
Preferred securities – % [d]		8.02	8.13	8.44	8.44
Times interest earned before income taxes	**2.92**	1.97	2.19	3.05	3.37
Ratio of earnings to fixed charges – total enterprise basis [e]	**2.5**	1.9	1.7	2.5	2.7
Common Stock Data					
Number of shares outstanding – thousands					
Year-end	**177,362**	165,736	146,580	145,041	143,697
Average	**172,795**	152,492	145,974	144,350	152,287
Number of record shareowners [c]	**83,783**	85,002	87,796	91,777	91,553
Income from continuing operations – Basic EPS	**$ 4.16**	$ 2.36	$ 1.16	$ 3.38	$ 3.14
Income from continuing operations – Diluted EPS	**$ 4.15**	$ 2.36	$ 1.15	$ 3.37	$ 3.14
Net income – Basic EPS	**$ 4.25**	$ 1.37	$ 1.23	$ 3.45	$ 2.84
Net income – Diluted EPS	**$ 4.24**	$ 1.36	$ 1.22	$ 3.44	$ 2.84
Dividends declared per share	**$ 1.54**	$ 1.44	$ 1.06	$ 1.06	$ 1.00
Book value per share [c]	**$ 18.37**	$ 13.42	$ 12.67	$ 13.87	$ 11.23
Market price per share [c]	**$ 43.75**	$ 34.68	$ 34.85	$45.188	$22.875
Dividend payout rate – % [f]	**36**	106	87	31	35
Dividend yield – % [g]	**3.52**	4.15	3.04	2.35	4.37
Price earnings ratio [f] [g]	**10.32**	25.50	28.57	13.14	8.05
Sales Data – millions of kWh					
Domestic – Electric energy supplied – retail	**36,774**	36,746	37,395	37,758	33,695
Domestic – Electric energy supplied – wholesale	**41,709**	36,849	27,683	40,925	32,045
Domestic – Electric energy delivered	**36,083**	35,712	35,534	34,731	33,874
International – Electric energy delivered [h]	**31,952**	33,313	5,919	3,735	2,942

[a] The earnings each year were affected by unusual items, which affected net income. See "Earnings" in Management's Discussion and Analysis for a description of unusual items in 2003, 2002 and 2001.

[b] Operating revenues and operating income of certain years are restated to conform to the current presentation.

[c] At year-end.

[d] On July 1, 2003, PPL adopted the provisions of SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." The company-obligated mandatorily redeemable preferred securities are mandatorily redeemable financial instruments, as they require the issuer to redeem the securities for cash on a specified date. Thus, they should be classified as liabilities, as a component of long-term debt, instead of "mezzanine" equity on the Balance Sheet. However, as of December 31, 2003, no amounts were included in "Long-term Debt" for these securities because PPL Capital Funding Trust I and SIUK Capital Trust I were deconsolidated effective December 31, 2003 in connection with the adoption of FIN 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," for certain entities. Instead, the subordinated debt securities that support the company-obligated mandatorily redeemable preferred securities of the trust are reflected in "Long-term Debt with Affiliate Trusts" as of December 31, 2003. See Note 22 for additional information on SFAS 150 and FIN 46.

[e] Computed using earnings and fixed charges of PPL and its subsidiaries. Fixed charges consist of interest on short- and long-term debt, other interest charges, interest on capital lease obligations, the estimated interest component of other rentals and preferred dividends.

[f] Based on diluted EPS.

[g] Based on year-end market prices.

[h] Deliveries for 2002 include the electricity deliveries of WPD for the full year and of CEMAR prior to deconsolidation.

Management's Discussion and Analysis

Terms and abbreviations appearing here are explained in the glossary on pages 99-101. Dollars in millions, except per share data, unless otherwise noted.

FORWARD-LOOKING INFORMATION

Certain statements contained in this report concerning expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements which are other than statements of historical facts are "forward-looking statements" within the meaning of the federal securities laws. Although PPL believes that the expectations and assumptions reflected in these statements are reasonable, there can be no assurance that these expectations will prove to be correct. These forward-looking statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in the forward-looking statements. In addition to the specific factors discussed in the Management's Discussion and Analysis section herein, the following are among the important factors that could cause actual results to differ materially from the forward-looking statements:

- market demand and prices for energy, capacity and fuel;
- weather variations affecting customer energy usage;
- competition in retail and wholesale power markets;
- the effect of any business or industry restructuring;
- the profitability and liquidity of PPL and its subsidiaries;
- new accounting requirements or new interpretations or applications of existing requirements;
- operation of existing facilities and operating costs;
- environmental conditions and requirements;
- transmission and distribution system conditions and operating costs;
- development of new projects, markets and technologies;
- performance of new ventures;
- asset acquisitions and dispositions;
- political, regulatory or economic conditions in states, regions or countries where PPL or its subsidiaries conduct business;
- receipt of necessary governmental permits, approvals and rate relief;
- impact of state or federal investigations applicable to PPL and its subsidiaries and the energy industry;
- the outcome of litigation against PPL and its subsidiaries;
- capital market conditions and decisions regarding capital structure;
- stock price performance;
- the market prices of equity securities and resultant cash funding requirements for defined benefit pension plans;
- securities and credit ratings;
- state and federal regulatory developments;
- foreign exchange rates;
- new state or federal legislation, including new tax legislation;
- national or regional economic conditions, including any potential effects arising from the September 11, 2001 terrorist attacks in the U.S., the situation in Iraq and any consequential hostilities or other hostilities; and
- the commitments and liabilities of PPL and its subsidiaries.

Any such forward-looking statements should be considered in light of such important factors and in conjunction with PPL's Form 10-K and other reports on file with the SEC.

New factors that could cause actual results to differ materially from those described in forward-looking statements emerge from time to time, and it is not possible for PPL to predict all of such factors, or the extent to which any such factor or combination of factors may cause actual results to differ from those contained in any forward-looking statement. Any forward-looking statement speaks only as of the date on which such statement is made, and PPL undertakes no obligations to update the information contained in such statement to reflect subsequent developments or information.

OVERVIEW

PPL is an energy and utility holding company with headquarters in Allentown, Pa. Through its subsidiaries, PPL is primarily engaged in the generation and marketing of electricity in two key markets – the northeastern and western U.S. – and in the delivery of electricity in Pennsylvania, the U.K. and Latin America. PPL's strategy for its electricity generation and marketing business is to match energy supply with load, or customer demand, under long-term and intermediate-term contracts with creditworthy counterparties. PPL's strategy for its electricity delivery businesses is to own and operate these businesses at the highest level of quality and reliability and at the most efficient cost.

PPL faces several risks in its generation business. The principal risks are electricity wholesale price risk, fuel supply and price risk, power plant performance and counterparty credit risk. PPL attempts to manage these risks through various means. For instance, PPL operates a portfolio of generation assets that is diversified as to geography, fuel source, cost structure and operating characteristics. PPL is focused on the operating efficiency and maintaining availability of these power plants. In addition, PPL has in place and continues to pursue long-term and intermediate-term contracts for energy sales and fuel supply, and other means, to mitigate the risks associated with adverse changes in the difference, or margin, between the cost to produce electricity and the price at which PPL sells it. PPL's contractual commitments for energy sales are primarily satisfied through its own generation assets – i.e., PPL primarily markets and trades around its physical portfolio of generating assets through integrated generation, marketing and trading functions. Finally, PPL attempts to reduce its exposure to the various risks it faces through its risk management program, which, among other things, includes an evaluation of market risks and the creditworthiness of all counterparties.

PPL's electricity delivery businesses are rate-regulated. Accordingly, these businesses are subject to regulatory risk in terms of the costs that they may recover and the investment returns that they may collect in customer rates. The principal challenge that PPL faces in its electricity delivery businesses is to maintain high standards of customer service and reliability in a cost-effective manner. PPL seeks to apply its experience in operating and managing its Pennsylvania delivery business to its international businesses. In turn, PPL has also gained valuable experience by operating and managing these international businesses. PPL faces certain financial risks by conducting international operations, such as fluctuations in currency exchange rates. PPL attempts to manage these financial risks through its risk management program.

Management's Discussion and Analysis

A key challenge for PPL's business as a whole is to maintain a strong credit profile. In the past few years, investors, analysts and rating agencies that follow companies in the energy industry have been particularly focused on the credit quality and liquidity position of energy companies. PPL is focused on strengthening its balance sheet and improving its liquidity position, thereby improving its credit profile.

The purpose of "Management's Discussion and Analysis" is to provide information concerning PPL's past and expected future performance in implementing the strategies and managing the risks and challenges outlined above. Specifically:

- "Results of Operations" provides an overview of PPL's operating results in 2003, 2002 and 2001, starting with a review of earnings. The earnings review includes a listing of certain unusual items that had significant impacts in these years, and it also includes a description of key factors that management expects may impact future earnings. "Results of Operations" also includes an explanation of changes during this three-year period in significant income statement components, such as energy margins, utility revenues, operation and maintenance expenses, financing costs, income taxes and cumulative effects of accounting changes.
- "Financial Condition – Liquidity" provides an analysis of PPL's liquidity position and credit profile, including its sources of cash (including bank credit facilities and sources of operating cash flow) and uses of cash (including contractual commitments and capital expenditure requirements) and the key risks and uncertainties that impact PPL's past and future liquidity position and financial condition. This subsection also includes an explanation of recent rating agency decisions affecting PPL, as well as a listing of PPL's current credit ratings.
- "Financial Condition – Risk Management – Energy Marketing & Trading and Other" includes an explanation of PPL's risk management program relating to market risk (i.e., commodity price, interest rate and foreign currency exchange risk) and credit risk (i.e., counterparty credit risk).
- "New Accounting Standards" provides a description of accounting standards that impact PPL's Financial Statements and that were implemented in 2003 or are pending adoption.
- "Application of Critical Accounting Policies" provides an overview of the accounting policies that are particularly important to the results of operations and financial condition of PPL and that require PPL's management to make significant estimates, assumptions and other judgments. Although PPL's management believes that these estimates, assumptions and other judgments are appropriate, they relate to matters that are inherently uncertain. Accordingly, changes in the estimates, assumptions and other judgments applied to these accounting policies could have a significant impact on PPL's results of operations and financial condition, as reflected in PPL's Financial Statements.

The information provided in "Management's Discussion and Analysis" should be read in conjunction with PPL's Financial Statements and the Notes thereto.

Terms and abbreviations appearing herein are explained in the glossary. Dollars are in millions, except per share data, unless otherwise noted.

RESULTS OF OPERATIONS

Earnings in 2003 and 2002 were impacted by the acquisition of a controlling interest in WPD on September 6, 2002, and the resulting consolidation, as described in Note 9 to the Financial Statements. Therefore, the comparison of reported income statement line items between 2002 and 2001 is not meaningful without eliminating the impact of the WPD consolidation. The following table shows the 2002 Statement of Income as reported, the adjustments to eliminate the impact of the WPD consolidation (by reflecting WPD on the equity method), and as adjusted to exclude the WPD consolidation. The following discussion, that explains significant annual changes in principal items on the Statement of Income, compares 2003 to 2002, unadjusted, and compares 2002, as adjusted, to 2001.

PPL Corporation and Subsidiaries
Consolidated Statement of Income
Adjusted to Eliminate WPD Consolidation

	2002		
	As Reported	Adjustment	As Adjusted
Operating Revenues			
Utility	$3,676	$579	$3,097
Unregulated retail electric and gas	182		182
Wholesale energy marketing	1,036		1,036
Net energy trading margins	19		19
Energy related businesses	568	(60)	628
Total	5,481	519	4,962
Operating Expenses			
Operation			
Fuel	584		584
Energy purchases	916		916
Other operation and maintenance	1,136	42	1,094
Amortization of recoverable transition costs	226		226
Depreciation	367	112	255
Taxes, other than income	231	42	189
Energy related businesses	543	29	514
Other charges			
Write-down of international energy projects	113		113
Workforce reduction	75		75
Write-down of generation assets	44		44
Total	4,235	225	4,010
Operating Income	1,246	294	952
Other Income – net	30	20	10
Interest Expense	561	127	434
Income Taxes	210	105	105
Minority Interest	78	73	5
Distributions on Preferred Securities	67	9	58
Loss from Discontinued Operations	2		2
Cumulative Effect of a Change in Accounting Principle	(150)		(150)
Net Income	$ 208	$	$ 208

The comparability of certain items on the Statement of Income has also been impacted by PPL Global's investment in CEMAR. The consolidated results of CEMAR are included for periods during which PPL had a controlling interest, from January 1, 2001 to August 2002. See Note 9 to the Financial Statements for more information.

WPD's results, as consolidated in PPL's Statement of Income, are impacted by changes in foreign currency exchange rates. For the twelve months ended December 31, 2003, as compared to the same period in 2002, changes in foreign exchange rates increased WPD's portion of revenue and expense line items by about 9%.

Earnings

Net income, and the related EPS, were as follows:

	2003	2002	2001
Net income	**$ 734**	$ 208	$ 179
EPS – basic	**$4.25**	$1.37	$1.23
EPS – diluted	**$4.24**	$1.36	$1.22

The after-tax changes in net income were primarily due to:

	2003 vs. 2002	2002 vs. 2001
Domestic:		
Wholesale energy margins	**$ 68**	$ (81)
Net energy trading margins	**(4)**	(11)
Unregulated retail energy margins	**(6)**	(33)
Regulated retail energy margins	**(43)**	59
Delivery revenues (net of CTC/ITC amortization and interest expense on transition bonds)	**11**	(10)
Operation and maintenance expenses	**(41)**	(34)
Realized earnings on decommissioning trust fund	**12**	
Depreciation		4
Contribution of property	**12**	
Taxes other than income (excluding gross receipts tax)	**(14)**	5
Synfuel tax credits	**2**	10
Mechanical contractors earnings		(4)
Interest expense and preferred dividends	**51**	(29)
Other	**(12)**	(5)
Total Domestic	**36**	(129)
International:		
U.K. operations:		
Benefit of complete ownership of WPD (see Note 9)	**29**	11
Impact of changes in foreign currency exchange rates	**14**	1
Other	**1**	1
Latin America	**18**	(24)
Other	**3**	61
Total International	**65**	50
Unusual items	**425**	108
	$526	$ 29

The changes in net income from year to year were, in part, attributable to several unusual items with significant earnings impacts, including accounting changes, discontinued operations and infrequently occurring items. The after-tax impacts of these unusual items are shown below.

	Impact on Net Income		
	2003	2002	2001
Accounting changes:			
Asset retirement obligation (Note 21)	**$ 63**		
Consolidation of variable interest entities (Note 22)	**(27)**		
Goodwill impairment (Note 18)		$(150)	
Pensions (Note 12)			$ 10
Discontinued operations (Note 9)	**(20)**		
CEMAR-related net tax benefit (Note 5)	**81**		
Workforce reduction (Note 20)	**(5)**	(44)	
Write-down of generation assets (Note 9)		(26)	
CEMAR operating losses (Note 9)		(23)	
CEMAR impairment (Note 9)		(98)	(217)
Cancellation of generation projects (Note 9)			(88)
WPD impairment (Note 9)			(117)
Tax benefit – Teesside (Note 9)		8	
Enron impact on trading (Note 17)			(8)
Enron impact – write-down investment in Teesside (Note 9)			(21)
Total	**$ 92**	$(333)	$(441)

The year to year changes in earnings components, including margins by activity and income statement line items, are discussed in the balance of the discussion in "Results of Operations."

PPL's future earnings could be, or will be, impacted by a number of key factors, including the following:

- Based upon current electricity and natural gas price levels, there is a risk that PPL may be unable to recover its investment in new gas-fired generation facilities. Under GAAP, PPL does not believe that there is an impairment charge to be recorded for these facilities at this time. PPL is unable to predict the ultimate earnings impact of this issue, based upon future energy price levels, applicable accounting rules and other factors, but such impact may be material. (See "Application of Critical Accounting Policies – Asset Impairment" for additional information.)
- PPL is unable to predict whether future impairments of goodwill may be required for its domestic and international investments. While no goodwill impairments were required based on the annual review performed in the fourth quarter of 2003, future impairments may occur due to determinations of fair value exceeding the carrying value of these investments. (See "Application of Critical Accounting Policies – Asset Impairment" for additional information.)

Management's Discussion and Analysis

- Earnings in 2004 and beyond will be impacted by the consolidation of variable interest entities (as discussed in Note 22 to the Financial Statements).
- PPL Electric expects to file a request for a distribution rate increase with the PUC in March 2004. If approved, the new rates will go into effect in January 2005, when PPL Electric's distribution rate cap expires. In addition, beginning January 1, 2005, PPL Electric expects to fully recover from its retail customers the charges that it pays to PJM for transmission-related services. PPL Electric cannot predict the amount of the rate increase that will ultimately be approved by the PUC.
- Earnings in 2005 and beyond may be impacted by a rate review of the delivery business of WPD (South West) and WPD (South Wales). PPL cannot predict the ultimate outcome of the rate review.
- PPL operates a synfuel facility and receives tax credits pursuant to Section 29 of the Internal Revenue Code based on its sale of synfuel to unaffiliated third-party purchasers. See Note 14 to the Financial Statements for a discussion of the IRS review of synfuel production procedures, and the projected annual earnings attributable to PPL's synfuel operations.
- Future earnings may also be impacted by the ultimate exiting of the CEMAR investment (see Note 9 to the Financial Statements for additional information) or other investments.

Domestic Gross Energy Margins

The following table provides changes in income statement line items that comprise domestic gross energy margins:

	2003 vs. 2002	2002 vs. 2001
Utility revenues	**$ 34**	$ 63
Unregulated retail electric and gas revenues	**(30)**	(174)
Wholesale energy marketing revenues	**178**	9
Net energy trading margins	**(7)**	(18)
Other revenue adjustments (a)	**6**	41
Total revenues	**181**	(79)
Fuel	**33**	(18)
Energy purchases	**114**	5
Other cost adjustments (a)	**9**	31
Total cost of sales	**156**	18
Domestic gross energy margins	**$ 25**	$ (97)

(a) Adjusted to exclude the impact of any revenues and costs not associated with domestic energy margins, in particular, revenues and energy costs related to the international operations of PPL Global and the domestic delivery operations of PPL Electric and PPL Gas Utilities. Also adjusted to include gains on sales of emission allowances, which are reflected in "Other operation and maintenance" expenses on the Statement of Income, and the reduction of the reserve for Enron receivables, as described in Note 17 to the Financial Statements.

Changes in Domestic Gross Energy Margins by Activity

Gross margin calculations are dependent on the allocation of fuel and purchased power costs to the activities listed below. That allocation is based on monthly MWh consumption levels compared to monthly MWh supply costs. Any costs specific to an activity are charged to that activity.

	2003 vs. 2002	2002 vs. 2001
Wholesale – Eastern U.S.	**$ 67**	$ (64)
Wholesale – Western U.S.	**49**	(71)
Net energy trading	**(7)**	(18)
Unregulated retail	**(10)**	(55)
Regulated retail	**(74)**	111
Domestic gross energy margins	**$ 25**	$ (97)

Wholesale – Eastern U.S.

Eastern U.S. wholesale margins were higher in 2003 compared to 2002 primarily due to higher volumes, which increased by 47%. The higher volumes were primarily driven by market opportunities to optimize the value of generating assets and by higher spot prices that allowed PPL to increase the utilization of its higher cost generating units, including 699 MW of new generation that began commercial operation in mid-2002. In PJM, where the majority of PPL's Eastern wholesale activity occurs, average on-peak spot market real time prices rose 34% in 2003 compared to 2002. Partially offsetting the increase in wholesale energy margins in 2003 compared to 2002, was the buyout of a NUG contract in February 2002, which reduced power purchases by $25 million.

Eastern wholesale margins were lower in 2002 compared to 2001, despite a buyout of a NUG contract in February 2002 that reduced purchased power costs by $25 million. The decline in margins was primarily attributable to the decline in wholesale prices for energy and capacity. PJM on-peak prices averaged $6/MWh less, a decline of 14%, for 2002 compared to 2001. Additionally, because new generating capability came on-line within PJM in 2002, the prices for the PJM monthly auctions for unforced capacity credits fell from an average of $100/MW-month in 2001 to an average of $38/MW-month in 2002. However, higher volumes of energy sales partially offset the decline in prices, as wholesale transactions in 2002 increased by about 33% over 2001 due to better generating unit availability.

Wholesale – Western U.S.

Western U.S. wholesale margins consist of margins in the Northwest and in the Southwest.

In the Northwest, margins were $31 million higher in 2003 compared to 2002, primarily due to higher wholesale prices. Average wholesale prices for 2003 were $6/MWh higher than prices in 2002. A favorable settlement of $3 million with Energy West Resources Inc. in June 2003 also positively impacted margins in 2003. Margins were $74 million lower in 2002 compared to 2001, primarily due to a decrease in average realized wholesale prices by $15/MWh, partially offset by a 7% increase in volumes.

In the Southwest, margins were $9 million higher in 2003 compared to 2002, primarily due to the inception of new tolling agreements in Arizona and due to an increase of average wholesale prices in 2003 by $16/MWh compared to 2002. Margins were $9 million lower in 2002 compared to 2001, primarily due to a decrease in average wholesale prices by $40/MWh. These lower prices were offset by increased sales, which were three times higher than the prior period, as a result of the Griffith Energy and Sundance facilities coming on-line in 2002.

The above explanation is exclusive of $9 million related to the 2003 partial reversal of a reserve against Enron receivables, and a 2001 charge of $12 million for the Enron bankruptcy, both of which affected gross margins. These items are discussed in further detail in Note 17 to the Financial Statements.

Net Energy Trading

PPL enters into certain contractual arrangements that meet the criteria of energy trading derivatives as defined by EITF 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities." These physical and financial contracts cover trading activity associated with electricity, gas and oil. The $7 million decrease in 2003 compared to 2002 was primarily due to realized electric swap losses in 2003. The $18 million decrease in 2002 compared to 2001 was primarily due to unrealized, mark-to-market gains in 2001 and lower energy margins in 2002. The physical volumes associated with energy trading were 9,100 GWh and 12.6 Bcf in 2003; 10,700 GWh and 12.4 Bcf in 2002; and 7,700 GWh and 22.4 Bcf in 2001. The amount of energy trading margins from unrealized mark-to-market transactions was not significant in 2003, 2002 and 2001.

Unregulated Retail

Unregulated retail margins declined in 2003 compared to 2002 primarily due to significantly lower electric retail prices in the Western U.S. Western U.S. retail contract prices decreased about 19% in 2003 compared to 2002. The decline in 2002 compared to 2001 was primarily due to lower revenues resulting from the expiration of contracts which were not renewed in the Eastern U.S. and due to significantly lower retail prices in the Western U.S., somewhat offset by an increase in the number of customers in the Western U.S.

Regulated Retail

Regulated retail margins in the Eastern U.S. for 2003 decreased by 9% compared to 2002, due to higher supply costs resulting from higher purchased power prices. Purchased power prices were higher because of increased gas and oil prices and an abnormally cold winter. Regulated retail margins for 2002 were 17% higher than in 2001. Higher sales volumes and higher average prices, caused by changes in usage among customer classes, provided the improved margins. In addition, lower supply costs in 2002, due to lower fuel costs and increased generating unit availability, further improved margins.

Utility Revenues

The increase (decrease) in utility revenues was attributable to the following:

	2003 vs. 2002	2002 vs. 2001
Domestic:		
Retail electric revenue (PPL Electric)		
Electric delivery	**$ 48**	$ (1)
PLR electric supply	**22**	102
Other		(11)
Wholesale electric revenue (PPL Electric)		(5)
Gas revenue (PPL Gas Utilities)	**10**	(15)
International:		
Retail electric delivery (PPL Global)		
U.K.	**35**	
El Salvador	**13**	4
Bolivia	**1**	2
Chile	**18**	4
Brazil	**(113)**	(17)
	$ 34	$ 63

The increase in utility revenues for 2003 compared with 2002 was attributable to:

- higher PPL Electric delivery revenues resulting from a 1.1% increase in delivery sales, in part due to colder winter weather in the first quarter of 2003;
- higher PPL Electric PLR supply revenues due to higher energy and capacity rates in 2003 compared with 2002;
- higher PPL Gas Utilities revenues primarily due to higher sales volumes of propane and natural gas;
- higher WPD revenues in the U.K. primarily due to the change in foreign currency exchange rates from period to period;
- higher revenues in El Salvador primarily due to higher volumes and higher pass-through energy costs, partially offset by a 6% tariff reduction effective January 1, 2003; and
- higher revenues in Chile primarily due to higher volumes and the consolidation of TransEmel (see Note 9 to the Financial Statements); partially offset by
- lower revenues in Brazil attributable to the deconsolidation of CEMAR in August 2002 (see Note 9).

The increase in utility revenues in 2002 compared with 2001 was primarily due to:

- higher PPL Electric PLR supply revenues, see "Regulated Retail" for additional information; partially offset by
- lower PPL Gas Utilities revenues primarily due to lower sales volumes (due in part to milder winter weather experienced in the first quarter of 2002) and a decrease in the fuel cost component of customer rates; and
- lower revenues in Brazil, as noted above.

Management's Discussion and Analysis

Energy Related Businesses

Energy related businesses contributed $17 million less to operating income in 2003 compared with 2002. The decrease resulted primarily from:

- $7 million of credits recorded on development projects in 2002, due largely to a favorable settlement on the cancellation of a generation project in Washington state;
- a $5 million operating loss on some Hyder properties in the first quarter of 2003, which were subsequently sold in April 2003;
- an $8 million decrease in Latin America revenues from lower material and construction project sales. (In 2002, a Bolivian subsidiary participated in the construction of a 1,500 kilometer transmission line in rural areas); and
- a $3 million decrease in margins from telecommunications, due to the acquisition of a fiber optic network and start-up activities for new products; partially offset by
- a $3 million improvement in contributions from mechanical contracting subsidiaries due to enhanced project controls that were implemented to minimize project overruns, offset by a continuing decline in construction markets in 2003.

Energy related businesses (when adjusted to include WPD on an equity basis) contributed $12 million less to operating income in 2002 compared with 2001. This was primarily due to:

- a $14 million benefit recorded in 2001 from an equity interest in Griffith Energy related to margins on forward electricity contracts executed prior to commercial operation;
- a $9 million decline from the mechanical contracting and engineering subsidiaries, primarily due to cost overruns experienced at two major projects;
- a $6 million operating loss on start-up telecommunications operations; and
- $4 million of pre-tax operating losses from synfuel projects; partially offset by
- a $23 million decrease in PPL Global's expenses due to lower spending on development projects in 2002, including a favorable settlement on the cancellation of a generation project in Washington state.

Although operating income from synfuel operations declined in 2002 compared to 2001, the synfuel projects contributed $7 million more to net income after recording tax credits.

Other Operation and Maintenance

The increase (decrease) in other operation and maintenance expenses was primarily due to:

	2003 vs. 2002	2002 vs. 2001
Decrease in domestic and international pension income	**$ 53**	$ 17
Increased operating expenses in domestic business lines and other	**44**	2
Additional expenses of new generating facilities	**28**	27
Increase in WPD expenses due to regulatory accounting adjustments, and resolution of purchase accounting contingencies in the second quarter of 2002 related to the Hyder acquisition	**18**	
Increase in foreign currency exchange rates	**10**	
Accretion expense as a result of applying SFAS 143 (see Note 21)	**18**	
Increase in other postretirement benefit expense	**15**	6
Outage costs associated with the turbine replacement at the Susquehanna station	**7**	
Change to account for CEMAR on the cost method	**(38)**	(9)
Estimated reduction in salaries and benefits as a result of the workforce reduction initiated in 2002	**(28)**	(11)
Insurance settlements – property damage and environmental	**(27)**	
Decrease in PPL Global's administrative and general expenses		(10)
Gains on sales of emission allowances	**(17)**	(2)
Vacation liability adjustment in 2002 in conjunction with the workforce reduction	**(15)**	15
	$ 68	$ 35

The $53 million decrease in net pension income was attributable to decreased asset values at the end of 2002 and reductions in the discount rate assumptions for PPL's domestic and international pension plans, which were the result of weakness in the financial markets during 2002. The 2002 year-end asset values and discount rates were used to measure net pension income for 2003. Through December 31, 2003, PPL recorded $42 million of net pension income.

Although financial markets have improved and PPL's domestic and international pension plans have experienced significant asset gains in 2003, interest rates on fixed-income obligations have continued to fall, requiring a further reduction in the discount rate assumption as of December 31, 2003. The reduction in the discount rate assumption has a significant impact on the measurement of plan obligations and net pension cost, which will result in PPL's recognition of lower levels of net pension income in 2004. See Note 12 to the Financial Statements for details of the funded status of PPL's pension plans.

Depreciation

Impacts on depreciation were as follows:

	2003 vs. 2002	2002 vs. 2001
Additions to PP&E	$ 32	$ 20
Foreign currency exchange rates	10	
Lower depreciation due to deconsolidation of CEMAR in 2002	(7)	(7)
Discontinuation of recording goodwill amortization in 2002 due to adoption of SFAS 142 (see Note 18)		(10)
Extension of Susquehanna station's depreciable life		(14)
No decommissioning expense in 2003 due to application of SFAS 143 (a)	(22)	
	$ 13	$(11)

(a) There was a corresponding recording of accretion expense for PPL Susquehanna in 2003, which is part of "Other operation and maintenance" expense.

Depreciation expense increased in 2003 by $13 million. An additional $32 million of depreciation was recorded related to several projects, the largest of which were the Susquehanna Unit 2 turbine replacement and the Automated Meter Reading and Power Management System projects. The additional depreciation was partially offset by the removal of decommissioning expense from depreciation expense as required by SFAS 143, "Accounting for Asset Retirement Obligations." See Note 21 to the Financial Statements for additional information.

Taxes, Other Than Income

Taxes, other than income, increased by $25 million in 2003 compared with 2002 due to the settlement of prior years' capital stock tax refund claims of $8 million in 2002, higher taxes related to an increase in the basis on which capital stock tax is calculated in 2003 and higher real estate taxes.

Taxes, other than income, increased by $34 million in 2002 compared with 2001, primarily due to a $42 million increase in gross receipts tax, partially offset by a $12 million decrease in capital stock tax.

The gross receipts tax increase in 2002 was due to an increase in the revenue-neutral reconciliation (RNR) tax component of the effective Pennsylvania gross receipts tax rate in January 2002. The RNR, which adjusts the base gross receipts tax rate of 4.4%, was enacted as part of the Customer Choice Act as a tax revenue replacement component to recoup losses to the Commonwealth of Pennsylvania or return benefits to customers that may result from the restructuring of the electric industry. This increase was partially offset by the settlement of prior years' capital stock tax refund claims and a lower capital stock tax rate in 2002.

Other Charges

Other charges of $9 million in 2003 consisted of a charge for a workforce reduction program (see Note 20 to the Financial Statements).

Other charges of $232 million in 2002 consisted of the write-down of PPL Global's investment in CEMAR and several smaller impairment charges on other international investments (see Note 9), the write-down of generation assets (see Note 9) and a charge for a workforce reduction program (see Note 20).

Other charges of $486 million in 2001 consisted of the write-down of international energy projects and the cancellation of generation projects (see Note 9).

Other Income – net

See Note 16 to the Financial Statements for details of other income and deductions.

Financing Costs

Interest expense decreased by $86 million in 2003 compared with 2002 primarily due to the net effect of:

- a $55 million decrease in long-term debt interest due to debt retirements in 2003;
- a $34 million decrease in long-term debt interest from the deconsolidation of CEMAR in August 2002;
- a $24 million charge that occurred in 2002 to cancel a remarketing agreement;
- a $20 million decrease in short-term debt interest expense;
- a $15 million decrease due to a 2002 charge to expense related to the ineffectiveness and subsequent dedesignation of hedges on anticipated debt issuances that did not occur; and
- a $7 million decrease due to changes in interest rates caused by economic hedges that did not qualify for hedge accounting treatment under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities;" offset by
- $27 million of interest on Preferred Securities and preferred stock with sinking fund requirements due to reclassifications from applying SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." See Note 22 to the Financial Statements for additional information;
- a $14 million increase in long-term debt interest expense due to issuances of $100 million Senior Secured Bonds and $400 million Convertible Senior Notes;
- a $14 million decrease in capitalized interest; and
- an $11 million write-off of unamortized swap costs on WPD debt restructuring in 2003.

Interest expense increased by $48 million in 2002 compared with 2001 primarily due to:

- a $24 million charge to cancel the remarketing agreement of the 7.7% Reset Put Securities;
- a $19 million net increase in long-term debt interest related to a full year of interest in 2002 from the issuances in 2001 of $800 million of senior secured bonds by PPL Electric, $500 million of senior unsecured notes by PPL Energy Supply and debt by PPL Global's consolidated subsidiaries, partially offset by bond retirements;
- a $15 million charge due to ineffectiveness and subsequent dedesignation of hedges on anticipated debt issuances that did not occur in 2002;
- a $3 million charge due to market fluctuations for economic hedges that did not qualify for hedge accounting treatment under SFAS 133; and
- a $7 million decrease in capitalized interest; offset by
- a $24 million decrease in short-term debt interest as a portion of the proceeds from the issuance of long-term debt was used to pay down commercial paper.

Distributions on preferred securities decreased by $38 million in 2003 compared with 2002. This decrease was due to:

- $27 million of distributions on Preferred Securities and preferred stock with sinking fund requirements are categorized as interest expense due to the implementation of SFAS 150 on July 1, 2003 (see Note 22); and
- the retirement of preferred securities in 2002.

Distributions on preferred securities increased by $6 million in 2002 compared with 2001. This increase was due to:

- a $15 million increase in distributions on the PEPS Units, issued in the second quarter of 2001; offset by
- a $10 million decrease in dividends and distributions due to the retirements and redemptions in 2002 of preferred securities.

Income Taxes

Income tax expense decreased by $40 million in 2003 compared with 2002. This decrease was due to:

- a $31 million reduction related to deferred income tax valuation allowances recorded on impairment charges on PPL's investment in Brazil recorded during 2002;
- an $84 million reduction in income taxes related to the tax benefit recognized in 2003 on foreign investment losses included in the 2002 federal income tax return;
- a $9 million decrease related to a contribution of property; and
- a $2 million decrease related to additional federal synfuel tax credits recognized; offset by
- higher pre-tax domestic book income, resulting in an $84 million increase in income taxes.

Income tax expense decreased by $156 million in 2002 compared with 2001. This decrease was due to:

- lower pre-tax domestic book income, resulting in a $75 million reduction in income taxes;
- lower impairment charges on PPL's investment in Brazil resulting in a $30 million decrease in the amount of deferred income tax valuation allowances recorded;
- a $27 million reduction in income taxes due to losses recognized on foreign investments; and
- a $10 million decrease related to additional federal synfuel tax credits recognized.

Discontinued Operations

PPL reported a loss of $20 million in connection with the approval of a plan of sale of PPL Global's investment in a Latin American telecommunications company. See "Discontinued Operations" in Note 9 to the Financial Statements for additional information.

Cumulative Effects of Changes in Accounting Principles

In 2003, PPL recorded a charge of $27 million, after-tax, as a cumulative effect of a change in accounting principle in connection with the adoption of FIN 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," for certain entities. See "New Accounting Standards" for further discussion.

PPL adopted SFAS 143, "Accounting for Asset Retirement Obligations," effective January 1, 2003. SFAS 143 addresses the accounting for obligations associated with the retirement of tangible long-lived assets. It requires legal obligations associated with the retirement of long-lived assets to be recognized as a liability in the financial statements. Application of the new rules resulted in a cumulative effect of adoption that increased net income by $63 million in 2003. See Note 21 to the Financial Statements for additional information.

PPL adopted SFAS 142, "Goodwill and Other Intangible Assets," on January 1, 2002. SFAS 142 requires an annual impairment test of goodwill and other intangible assets that are not subject to amortization. PPL conducted a transition impairment analysis in the first quarter of 2002 and recorded a transition goodwill impairment charge of $150 million. See Note 18 to the Financial Statements for additional information.

In 2001, PPL changed its method of amortizing unrecognized gains or losses in the annual pension expense or income determined under SFAS 87, "Employers' Accounting for Pensions." This change resulted in a cumulative-effect credit of $10 million. See Note 12 to the Financial Statements for additional information.

FINANCIAL CONDITION

Liquidity

PPL is focused on maintaining a strong liquidity position and strengthening its balance sheet, thereby improving its credit profile. PPL believes that its cash on hand, operating cash flows, access to debt and equity capital markets and borrowing capacity, taken as a whole, provide sufficient resources to fund its ongoing operating requirements, future security maturities and estimated future capital expenditures. PPL currently expects cash on hand at the end of 2004 to be approximately $400 million, with about $1.5 billion in syndicated credit facilities. PPL also expects that cash from operations less payments for capital expenditures, dividends and transition bonds will be positive in 2004. However, PPL's cash flows from operations and its access to cost effective bank and capital markets are subject to risks and uncertainties, including but not limited to, the following:

- changes in market prices for electricity;
- changes in commodity prices that may increase the cost of producing power or decrease the amount PPL receives from selling power;
- price and credit risks associated with selling and marketing products in the wholesale power markets;
- ineffectiveness of trading, marketing and risk management policies and programs used to mitigate PPL's risk exposure to adverse energy and fuel prices, interest rates, foreign currency exchange rates and counterparty credit;
- unusual or extreme weather that may damage PPL's transmission and distribution facilities or effect energy sales to customers;
- reliance on transmission and distribution facilities that PPL does not own or control to deliver its electricity and natural gas;
- unavailability of generating units (due to unscheduled or longer-than-anticipated generation outages) and the resulting loss of revenues and additional costs of replacement electricity;

- ability to recover, and timeliness and adequacy of recovery of costs associated with regulated utility businesses; and
- a downgrade in PPL's or PPL's subsidiaries' credit ratings that could negatively affect their ability to access capital and increase the cost of maintaining credit facilities and any new debt.

At December 31, 2003, PPL had $476 million in cash and cash equivalents and $56 million of short-term debt as compared to $245 million in cash and cash equivalents and $943 million of short-term debt at December 31, 2002, and $933 million in cash and cash equivalents and $118 million of short-term debt at December 31, 2001. The changes in cash and cash equivalents resulted from the following:

	2003	2002	2001
Net Cash Provided by Operating Activities	**$1,340**	$ 802	$ 909
Net Cash Used in Investing Activities	**(729)**	(1,129)	(702)
Net Cash Provided by (Used in) Financing Activities	**(387)**	(363)	249
Effect of Exchange Rates on Cash & Cash Equivalents	**7**	2	(3)
Increase (Decrease) in Cash & Cash Equivalents	**$ 231**	$ (688)	$ 453

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by 67%, or $538 million in 2003 versus 2002, reflecting higher net income adjusted for non-cash items, working capital improvements and lower cash income taxes. In addition, 2002 included cash outlays of $152 million for the cancellation of generation projects and $50 million for the termination of a NUG contract. The higher net income in 2003 was principally driven by complete ownership of WPD, higher wholesale energy margins, lower interest expense and savings from a workforce reduction program in the U.S. that commenced in 2002. The working capital improvements resulted from a decrease in accounts receivable and prepayments. These positive changes were partially offset by rising transmission and distribution operating costs at PPL Electric and other factors.

Important elements supporting the stability of PPL's cash provided by operating activities are the long-term and intermediate-term commitments from wholesale and retail customers and long-term fuel supply contracts PPL has in place. In 2003, PPL EnergyPlus entered into several new wholesale agreements to provide capacity and/or electricity to utilities in New Jersey, Arizona and Connecticut. These agreements supplement previously existing long-term contracts with PPL Electric, NorthWestern and the Long Island Power Authority (see Note 14 to the Financial Statements for additional information). PPL estimates that, on average, approximately 80% of its expected annual generation output for the period 2004 through 2008 is committed under long-term and intermediate-term energy supply contracts. PPL EnergyPlus also enters into contracts under which it agrees to sell and purchase electricity, natural gas, oil and coal. These contracts often require cash collateral or other credit enhancement, or reductions or terminations of a portion or the entire contract through cash settlement in the event of a downgrade of PPL or the respective subsidiary's credit ratings or adverse changes in market prices. For example, in addition to limiting its trading ability, if PPL or its respective subsidiary's ratings were lowered to below "investment grade" and energy prices increased by 10%, PPL estimates that, based on its December 31, 2003 position, it would have to post collateral of approximately $190 million as compared to $121 million at December 31, 2002. PPL has in place risk management programs that, among other things, are designed to monitor and manage its exposure to volatility of cash flows related to changes in energy prices, interest rates, foreign currency exchange rates, counterparty credit quality and the operational performance of its generating units.

Net cash provided by operating activities decreased by $107 million in 2002 versus 2001. This decrease was primarily due to $152 million of turbine cancellation payments made in 2002, a $50 million payment to terminate a NUG contract also made in 2002 and an $89 million decrease in dividends received from unconsolidated affiliates, partially offset by increases in net income adjusted for non-cash items.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased by 35%, or $400 million, in 2003 versus 2002, primarily as a result of reduced investment in generation assets and electric energy projects and the acquisition of the controlling interest in WPD in September 2002. The primary use of cash for investing activities is capital and investment expenditures, which are summarized by category in the table in "Capital Expenditure Requirements." In 2004, PPL expects to be able to fund all of its capital expenditures with cash from operations.

Net cash used in investing activities in 2002 was $1.1 billion, compared to $702 million in 2001. The primary reasons for the $427 million increase in cash used in investing activities were the acquisition of the controlling interest in WPD for $211 million, net of cash acquired, and a repayment of the loan from a non-consolidated affiliate in 2001.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities was $387 million in 2003, compared to $363 million in 2002, and primarily reflected the repayment of short-term debt, retirement of long-term debt and increased dividends to shareholders. In 2003, the $387 million primarily consisted of net debt retirements of $460 million, common stock sale proceeds of approximately $426 million, preferred stock retirements of $31 million and common and preferred dividends paid of $287 million. In 2002, the $363 million primarily consisted of net debt retirements of $412 million, company-obligated mandatorily redeemable preferred securities retirements of $250 million, common stock sale proceeds of $587 million and common and preferred stock dividends paid of $261 million. PPL currently has no plans to issue any additional common stock other than the shares associated with the May 2004 common stock conversion related to the $575 million aggregate stated amount of PEPS Units and PEPS Units, Series B. See Note 8 to the Financial Statements for additional information on common stock sales in 2003.

Management's Discussion and Analysis

PPL's debt financing activity in 2003 was as follows:

	Additions	Payments	Net
PPL Electric First Mortgage Bonds (FMB)	$100	$ (85)	$ 15
PPL Electric FMB Pollution Control Bonds	90	(90)	
PPL Electric Commercial Paper (net change)		(15)	(15)
PPL Transition Bond Company		(255)	(255)
North Penn Gas, Inc. Notes		(1)	(1)
PPL Capital Funding Medium-Term Notes		(85)	(85)
PPL Energy Supply Convertible Notes	400		400
PPL Energy Supply Commercial Paper (net change)		(374)	(374)
WPD (South West) (USD equivalent)	402	(409)	(7)
WPDH Limited (USD equivalent)		(53)	(53)
Latin America Companies (USD equivalent)		(4)	(4)
Payment on amounts advanced from trustee in synthetic lease agreement and other		(81)	(81)
Total	$992	$(1,452)	$(460)

Debt issued during 2003 had stated interest rates ranging from 2.62% to 5.87% and maturities from 2008 through 2027. See Note 8 to the Financial Statements for more detailed information regarding PPL's borrowings.

In July 2003, PPL Energy Supply and PPL Electric each determined that, based on their current cash positions and anticipated cash flows, they would not need to access the commercial paper markets through at least the end of 2003. As a result, PPL Energy Supply and PPL Electric each requested Standard & Poor's Ratings Services (S&P), Moody's Investors Service, Inc. (Moody's) and Fitch Ratings (Fitch) to withdraw their ratings for these currently inactive commercial paper programs, which the rating agencies did effective as of July 9, 2003. This decision has not limited the ability of either PPL Energy Supply or PPL Electric to fund its short-term liquidity needs. Neither company currently has any commercial paper outstanding. PPL Electric expects to renew its commercial paper program in early 2004. PPL Energy Supply currently does not anticipate a need to access the commercial paper market in 2004.

At December 31, 2003, PPL's total committed borrowing capacity and the use of this borrowing capacity were as follows:

	Committed Capacity	Borrowed	Letters of Credit Issued (d)	Available Capacity (d)
PPL Electric Credit Facilities (a)	$ 300		$ 42	$ 258
PPL Energy Supply Credit Facilities (b)	1,100		87	1,013
WPD (South West) Bank Facilities (c)	435	$48		387
Total	$1,835	$48	$129	$1,658

(a) PPL Electric's credit facilities allow for borrowings at LIBOR-based rates plus a spread, depending upon the company's public debt rating. PPL Electric also has the capability to issue up to $250 million of letters of credit under these facilities, which issuance reduces available borrowing capacity.

These credit facilities contain a financial covenant requiring debt to total capitalization not greater than 70%. At December 31, 2003 and 2002, PPL Electric's consolidated debt to total capitalization percentages, as calculated in accordance with its credit facilities, were 57% and 58%. PPL Electric's 364-day credit facility also allows it to borrow up to the full amount of the credit facility on the day of expiration for up to a one-year period. The credit agreements also contain certain representations and warranties that must be met for PPL Electric to borrow under them, including, but not limited to, a material adverse change clause that relates to PPL Electric's ability to perform its obligations under the credit agreement and related loan documents.

(b) PPL Energy Supply's credit facilities allow for borrowings at LIBOR-based rates plus a spread, depending upon the company's public debt rating. PPL Energy Supply also has the capability to issue up to $800 million of letters of credit under these facilities, which issuance reduces available borrowing capacity.

These credit facilities contain financial covenants requiring debt to total capitalization not greater than 65% and an interest coverage ratio of not less than 2.0 times consolidated earnings before income taxes, depreciation and amortization. At December 31, 2003 and 2002, PPL Energy Supply's consolidated debt to total capitalization percentages, as calculated in accordance with its credit facilities, were 36% and 35%. At December 31, 2003 and 2002, PPL Energy Supply's interest coverage ratios, as calculated in accordance with its credit facilities, were 6.3 and 7.4. The credit agreements also contain certain representations and warranties that must be made for PPL Energy Supply to borrow under them, including, but not limited to a material adverse change clause that relates solely to PPL Energy Supply's ability to perform its obligations under the credit agreements and related loan documents.

(c) WPD (South West)'s credit facilities allow for borrowings at LIBOR-based rates plus a spread, depending upon the company's public debt rating.

These credit facilities contain financial covenants that require it to maintain an interest coverage ratio of not less than 3.0 times consolidated earnings before income taxes, depreciation and amortization, and the regulatory asset base must be £150 million greater than total gross debt, in each case as calculated in accordance with the credit facilities. At December 31, 2003 and 2002, WPD (South West)'s interest coverage ratio, as calculated in accordance with its credit lines, was 6.7 and 10.3. At December 31, 2003 and 2002, WPD (South West)'s regulatory asset base exceeded its total gross debt by £457 million and £491 million.

(d) The Borrower under each of these facilities has a reimbursement obligation to the extent any letters of credit are drawn upon. The letters of credit issued as of December 31, 2003 expire in 2004.

These credit agreements contain various other covenants. Failure to meet those covenants beyond applicable grace periods could result in acceleration of due dates of borrowings and/or termination of the agreements. PPL monitors the covenants on a regular basis. At December 31, 2003, PPL was in compliance with those covenants. At this time PPL believes that these covenants and other borrowing conditions will not limit access to these funding sources. PPL Electric intends to reduce its total syndicated credit facilities to $200 million in the first quarter of 2004. In early 2004, PPL Electric also intends to participate in an Asset-Backed Commercial Paper (ABCP) Program for up to $150 million that would be secured by a portion of its accounts receivable. The ABCP Program would provide a more reliable and stable source of liquidity than an unsecured commercial paper program. PPL Energy Supply intends to reduce its syndicated credit facilities to $800 million in the first quarter of 2004 because of lower development and acquisition requirements related to its supply business. WPD (South West) intends to renew and extend all of its syndicated credit facilities in 2004.

Net cash used in financing activities was $363 million in 2002, compared to net cash provided by financing activities of $249 million in 2001. In 2001, PPL had net issuances of $544 million of debt, preferred securities and equity, compared to net retirements of $75 million in 2002.

Operating Leases

PPL and its subsidiaries also have available funding sources that are provided through operating leases. PPL's subsidiaries lease vehicles, office space, land, buildings, personal computers and other equipment under master operating lease arrangements. These leasing structures provide PPL with additional operating and financing flexibility. The operating leases contain covenants that are typical for these arrangements, such as maintaining insurance, maintaining corporate existence and timely payment of rental and other fees. Failure to meet these covenants could limit or restrict access to these funds or require early payment of obligations. At this time, PPL believes that these covenants will not limit access to these funding sources or cause acceleration or termination of the leases.

PPL, through its subsidiary PPL Montana, leases a 50% interest in Colstrip Units 1 and 2 and a 30% interest in Unit 3, under four 36-year non-cancelable operating leases. These operating leases are not recorded on PPL's Balance Sheet, which is in accordance with applicable accounting guidance. The leases place certain restrictions on PPL Montana's ability to incur additional debt, sell assets and declare dividends. At this time, PPL believes that these restrictions will not limit access to these funding sources or cause acceleration or termination of the leases. See Note 8 to the Financial Statements for a discussion of other dividend restrictions related to PPL subsidiaries.

See Note 10 to the Financial Statements for further discussion of the operating leases.

Contractual Obligations

At December 31, 2003, the estimated contractual cash obligations of PPL were as follows:

Contractual Cash Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
Long-term Debt (a)	$ 8,525	$ 395	$2,365	$2,350	$3,415
Capital Lease Obligations	20	1	2	2	15
Operating Leases (b)	827	79	131	112	505
Purchase Obligations (c)	3,251	628	1,189	588	846
Other Long-term Liabilities Reflected on the Balance Sheet under GAAP					
Total Contractual Cash Obligations	$12,623	$1,103	$3,687	$3,052	$4,781

(a) Reflects principal maturities only, including maturities of consolidated lease debt.

(b) Excludes amounts for the leases of the Sundance, University Park and Lower Mt. Bethel generation facilities as the lessors were consolidated effective December 31, 2003 as a result of the adoption of FIN 46 for certain entities. See "New Accounting Standards" for further discussion.

(c) The payments reflected herein are subject to change as certain purchase obligations included are estimates based on projected obligated quantities and/or projected pricing under the contracts.

Credit Ratings

The following table summarizes the credit ratings of PPL and its key financing subsidiaries at December 31, 2003:

	Moody's	Standard & Poor's	Fitch
PPL			
Issuer Rating		BBB	BBB
Subordinated Debt	Baa3	BBB-	
Senior Unsecured Debt		BBB	BBB
Short-term Debt			
Outlook	STABLE	NEGATIVE	NEGATIVE
PPL Energy Supply			
Issuer Rating		BBB	
Senior Unsecured Notes	Baa2	BBB	BBB+
Outlook	STABLE	NEGATIVE	NEGATIVE
PPL Capital Funding			
Senior Unsecured Debt	Baa3	BBB-	BBB
Subordinated Debt	Ba1	BBB-	
Medium-Term Notes	Baa3	BBB-	BBB
Outlook	STABLE	NEGATIVE	NEGATIVE
PPL Capital Funding Trust I			
PEPS Units*	Ba1	BB+	BBB-
PPL Electric			
Senior Unsecured/Issuer Rating	Baa1	A-	
First Mortgage Bonds	Baa1	A-	A-
Pollution Control Bonds**	Aaa	AAA	
Senior Secured Bonds	Baa1	A-	A-
Preferred Stock	Ba1	BBB	BBB+
Outlook	STABLE	NEGATIVE	STABLE
PPL Transition Bond Company			
Transition Bonds	Aaa	AAA	AAA
PPL Montana			
Pass-Through Certificates	Baa3	BBB-	BBB
Outlook	Poss. Downgrade	NEGATIVE	
WPDH Limited			
Issuer Rating	Baa2	BBB-	
Senior Unsecured Debt	Baa2	BBB-	BBB
Outlook	STABLE	NEGATIVE	STABLE
WPD LLP			
Issuer Rating		BBB-	
Senior Unsecured Debt	Baa2	BBB-	BBB
Capital Trust Securities*	Baa3	BB	
Outlook	STABLE	NEGATIVE	STABLE
WPD (South Wales)			
Issuer Rating		BBB+	
Senior Unsecured Debt	Baa1	BBB+	A-
Commercial Paper		A-2	F2
Outlook	STABLE	NEGATIVE	STABLE
WPD (South West)			
Issuer Rating	Baa1	BBB+	
Senior Unsecured Debt		BBB+	A-
Commercial Paper	P-2	A-2	F2
Outlook	STABLE	NEGATIVE	STABLE

* These trust preferred securities were deconsolidated effective December 31, 2003 from the Balance Sheet. See Note 22 to the Financial Statements.

** Insured as to payment of principal and interest.

Rating Agency Actions in 2003

In 2003, S&P, Moody's and Fitch reviewed the credit ratings on the debt and preferred securities of PPL and its subsidiaries. Based on their respective reviews, the rating agencies made certain ratings revisions that are described below. Management does not expect these ratings decisions to impact PPL and its subsidiaries' ability to raise new debt or equity capital or to have a significant impact on the cost of any new capital or the cost of maintaining their credit facilities.

The ratings of S&P, Moody's and Fitch are not a recommendation to buy, sell or hold any securities of PPL or its subsidiaries. Such ratings may be subject to revisions or withdrawal by the agencies at any time and should be evaluated independently of each other and any other rating that may be assigned to their securities.

PPL AND DOMESTIC SUBSIDIARIES

S&P

In April 2003, S&P notified PPL, PPL Energy Supply and PPL Electric that it:

- affirmed both the 'A-' ratings on PPL Electric's first mortgage bonds and senior secured bonds and the 'BBB' corporate credit ratings for PPL and PPL Energy Supply;
- lowered the rating on PPL Capital Funding's senior unsecured debt to 'BBB-' from 'BBB';
- placed PPL Electric on negative outlook. S&P indicated that PPL and PPL Energy Supply remain on negative outlook; and
- affirmed the 'A-2' commercial paper ratings of PPL Energy Supply and PPL Electric.

S&P indicated that the rating revision on PPL Capital Funding's senior unsecured debt is based on the addition of debt at PPL Energy Supply, which it noted is expected to increase further in the future. PPL Energy Supply provides significant cash flows to PPL Capital Funding to support PPL Capital Funding's cash requirements. S&P also indicated that the negative outlook for PPL and its subsidiaries reflects its view of weak credit metrics due to low wholesale energy prices.

In December 2003, S&P downgraded PPL Montana's 8.903% Pass Through Certificates due 2020 to BBB- from BBB. S&P indicated that its outlook for these securities remains negative.

S&P indicated that its downgrade reflects certain risks that it believes PPL Montana faces, including counterparty credit risk resulting from the Chapter 11 bankruptcy filing of NorthWestern, which is PPL Montana's largest customer. S&P noted, however, that the bankruptcy court has approved NorthWestern's request to affirm the power sales agreements with PPL Montana and that NorthWestern has strong incentives to maintain this status. See Note 14 for more detailed information regarding NorthWestern's bankruptcy filing.

Moody's

In May 2003, Moody's downgraded the credit ratings on the debt and preferred securities of PPL, PPL Electric and PPL Energy Supply. The ratings downgraded include:

- PPL Electric's first mortgage bonds and senior secured bonds, to 'Baa1' from 'A3';

- PPL Energy Supply's senior unsecured notes, to 'Baa2' from 'Baa1';
- PPL Capital Funding's senior unsecured debt, to 'Baa3' from 'Baa2'; and
- PPL's senior unsecured debt that is not currently outstanding but that may be issued under PPL's shelf registration statement on file with the SEC, to 'Baa3' from 'Baa2'.

The Moody's ratings outlook is stable for each of PPL, PPL Electric, PPL Energy Supply and PPL Capital Funding. Neither PPL Electric's nor PPL Energy Supply's short-term debt ratings was impacted by Moody's long-term debt review.

Moody's stated that the downgrades reflect its concerns about PPL's high debt levels, PPL Energy Supply's modest exposure to merchant generation risk, the continued weakness in the wholesale power market and the associated financial impact on PPL Energy Supply, and concerns regarding the amount of cash flow to be generated from PPL Energy Supply's non-regulated domestic operations and the free cash flow available from its regulated international assets. However, Moody's also indicated that the full requirements contract between PPL Electric and PPL EnergyPlus, which previously was approved by the PUC and which extends through December 2009, mitigates PPL Electric's supply and price risk and provides a predictable stream of cash flows to PPL Energy Supply during such time period. Moody's also noted that PPL's management had implemented a number of initiatives to strengthen its current credit quality and reduce its debt levels, such as the issuance of over $1 billion of common stock and mandatorily convertible securities over the last few years, a sizeable reduction in planned capital expenditures, the cancellation of projects under development, workforce reductions and write-downs of certain investments.

In September 2003, Moody's announced that it was placing PPL Montana's 8.903% Pass-Through Certificates due 2020 under review for possible downgrade. These securities currently are rated 'Baa3' by Moody's. Moody's stated that its review is prompted by its concerns about the credit profile of PPL Montana's largest customer, NorthWestern, and lower cash flow generation than was forecasted at the time the securities were issued in 2000. See Note 14 to the Financial Statements for additional information on NorthWestern's current situation. Management does not expect any action by Moody's based on this review to limit PPL Montana's ability to fund its short-term liquidity needs. PPL Montana has no plans to raise new long-term debt. Any ratings downgrade by Moody's would have an insignificant impact on PPL Montana's cost of maintaining the credit facility that it has in place with its affiliate. In addition, management does not expect any ratings downgrade by Moody's based on this review to have any adverse impact on the credit ratings of PPL or PPL Energy Supply.

Fitch

In May 2003, Fitch notified PPL, PPL Energy Supply and PPL Capital Funding that it:

- downgraded PPL Capital Funding's senior unsecured debt to 'BBB' from 'BBB+';
- downgraded PPL's senior unsecured debt that is not currently outstanding but that may be issued under PPL's shelf registration statement on file with the SEC, to 'BBB' from 'BBB+';
- affirmed both the 'BBB+' rating of PPL Energy Supply's senior unsecured debt, and the 'F2' rating of its commercial paper; and
- placed each of PPL, PPL Capital Funding and PPL Energy Supply on negative outlook.

Fitch indicated that the revised ratings for PPL and PPL Capital Funding reflect the structural subordination of the obligations of PPL to those of its subsidiaries and Fitch's expectations of lower cash flow from PPL Electric until early 2005. Fitch indicated that the change in outlook for these companies results from the increase during 2002 in PPL's generation asset portfolio that is dependent on merchant generation, continued weakness in U.S. merchant energy markets and exposure to international distribution assets primarily in Latin America and the U.K. However, Fitch noted that PPL Energy Supply derives significant earnings and cash flow from long-term supply contracts, including the full requirements contract between PPL Electric and PPL EnergyPlus, that on average account for about 70% of PPL Energy Supply's gross margin over the next five years.

WPD AND SUBSIDIARIES

In February 2003, Moody's confirmed the ratings of WPDH Limited at 'Baa2' and WPD (South West) and WPD (South Wales) at 'Baa1', and downgraded WPD LLP from 'Baa1' to 'Baa2' and SIUK Capital Trust I from 'Baa2' to 'Baa3'. The outlook on all ratings was stable. In March 2003, S&P assigned its 'BBB+' senior unsecured debt rating to the £200 million bonds issued by WPD (South West). At the same time, the 'BBB+' and 'A-2' corporate credit ratings on SIUK Limited were withdrawn as a result of the acquisition of its debt by WPD LLP. S&P assigned its 'BBB' long-term and 'A-2' short-term corporate credit ratings to WPD LLP, in line with the ratings on the rest of the WPD group.

Following a review of holding companies of U.K. regulated utilities, in July 2003 S&P downgraded the long-term ratings from 'BBB' to 'BBB-' and short-term ratings from 'A-2' to 'A-3' for both WPDH Limited and WPD LLP, and retained a negative outlook. At the same time, S&P reaffirmed the credit ratings for WPD (South West) and WPD (South Wales) at 'BBB+'. S&P stated that this is in line with S&P U.K.'s recently announced implementation of a new methodology related to U.K. electric distribution holding companies, whereby electric distribution operating companies rated in the 'BBB' category will have the parent holding company (WPDH Limited) notched down by two categories from the operating company rating level. WPD's management does not expect the placement of WPD on negative outlook to limit its ability to fund its short-term liquidity needs or access to new long-term debt or to materially impact the cost of any new long-term debt.

Subsequent Events

In February 2004, PPL successfully remarketed an aggregate liquidation amount of $257 million of the PPL Capital Funding Trust I trust preferred securities that were a component of the PEPS Units. The trust preferred securities were remarketed at a price of 107.284% of their aggregate stated liquidation amount, resulting in a yield to maturity of 3.912% based on the reset distribution rate of 7.29% per annum. Under the terms of the PEPS Units, holders were entitled to surrender their trust preferred securities for remarketing in order to settle the purchase contract component of the PEPS Units. Holders of an aggregate liquidation amount of $218 million of the trust preferred securities elected not to participate in the remarketing. Those holders will retain their trust preferred securities at a distribution rate of 7.29% per annum. Both the trust preferred securities that were remarketed and those that were not remarketed will mature in May 2006.

Additionally, in February 2004, PPL Capital Funding issued $201 million of senior unsecured notes guaranteed by PPL. The senior notes bear interest at a rate of 4.33% per year that is payable semiannually on March 1 and September 1 of each year, from September 1, 2004 through the maturity date of March 1, 2009. The senior notes are not redeemable by PPL or PPL Capital Funding, and the holders will not be entitled to require PPL or PPL Capital Funding to repurchase the senior notes before maturity. The senior notes were sold in an SEC Rule 144A private offering to qualified institutional buyers in exchange for $185 million aggregate liquidation amount of the trust preferred securities of PPL Capital Funding Trust I, which were surrendered for cancellation, and for a payment of $400,000 in cash. Except for the receipt of $400,000 in cash, neither PPL nor PPL Capital Funding received any cash proceeds from the sale of the senior notes. Pursuant to a registration rights agreement with the initial purchasers, PPL and PPL Capital Funding intend to consummate an exchange offer for the notes to register them with the SEC for resale.

Also in February 2004, notice was provided to the holders of the trust preferred securities that PPL has elected to liquidate PPL Capital Funding Trust I and cause the distribution of the underlying PPL Capital Funding 7.29% subordinated notes due 2006 to the holders of the trust preferred securities. The liquidation date is expected to occur on or about March 23, 2004. From and after the liquidation date, the trust preferred securities will no longer be deemed to be outstanding and the underlying PPL Capital Funding 7.29% subordinated notes will be held by the former holders of the trust preferred securities.

Finally, in February 2004, PPL announced an increase to its quarterly common stock dividend, payable April 1, 2004, to 41 cents per share (equivalent to $1.64 per annum). Future dividends, declared at the discretion of the Board of Directors, will be dependent upon future earnings, cash flows, financial requirements and other factors.

Off-Balance Sheet Arrangements

PPL, PPL Energy Supply and PPL Electric provide guarantees for certain affiliate financing arrangements that enable certain transactions. Some of the guarantees contain financial and other covenants that, if not met, would limit or restrict the affiliates' access to funds under these financing arrangements, require early maturity of such arrangements or limit PPL's ability to enter into certain transactions. At this time, PPL believes that these covenants will not limit access to the relevant funding sources.

PPL has entered into certain guarantee agreements that are within the scope of FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34." See Note 14 to the Financial Statements for a discussion on guarantees.

Risk Management – Energy Marketing & Trading and Other

Market Risk

Background

Market risk is the potential loss PPL may incur as a result of price changes associated with a particular financial or commodity instrument. PPL is exposed to market risk from:

- commodity price risk for energy and energy-related products associated with the sale of electricity, the purchase of fuel for the generating assets, and energy trading activities;
- interest rate risk associated with variable-rate debt and the fair value of fixed-rate debt used to finance operations, as well as the fair value of debt securities invested in by PPL's nuclear decommissioning fund;
- foreign currency exchange rate risk associated with investments in affiliates in Latin America and Europe, as well as purchases of equipment in currencies other than U.S. dollars; and
- equity securities price risk associated with the fair value of equity securities invested in by PPL's nuclear decommissioning fund.

PPL has a risk management policy approved by the Board of Directors to manage market risk and counterparty credit risk. (Credit risk is discussed below.) The RMC, comprised of senior management and chaired by the Vice President-Risk Management, oversees the risk management function. Key risk control activities designed to monitor compliance with risk policies and detailed programs include, but are not limited to, credit review and approval, validation of transactions and market prices, verification of risk and transaction limits, sensitivity analyses, and daily portfolio reporting, including open positions, mark-to-market valuations and other risk measurement metrics. In addition, efforts are ongoing to develop systems to improve the timeliness, quality and breadth of market and credit risk information.

The forward-looking information presented below provides estimates of what may occur in the future, assuming certain adverse market conditions, due to reliance on model assumptions. Actual future results may differ materially from those presented. These disclosures are not precise indicators of expected future losses, but only indicators of reasonably possible losses.

Contract Valuation

PPL utilizes forward contracts, futures contracts, options, swaps and tolling agreements as part of its risk management strategy to minimize unanticipated fluctuations in earnings caused by commodity price, interest rate and foreign currency volatility. When available, quoted market prices are used to determine the fair value of a commodity or financial instrument. This may include exchange prices, the average mid-point bid/ask spreads obtained from brokers, or an independent valuation by an external source, such as a bank. However, market prices for energy or energy-related contracts may not be readily determinable because of market illiquidity. If no active trading market exists, contracts are valued using internally developed models, which are then reviewed by an independent, internal group. Although PPL believes that its valuation methods are reasonable, changes in the underlying assumptions could result in significantly different values and realization in future periods.

To record derivatives at their fair value, PPL discounts the forward values using LIBOR. Additionally, PPL reduces derivative assets' carrying values to recognize differences in counterparty credit quality and potential illiquidity in the market:

- The credit adjustment takes into account the probability of default, as calculated by an independent service, for each counterparty that has an out-of-the money position with PPL.
- The liquidity adjustment takes into account the fact that it may not be appropriate to value contracts at the midpoint of the bid/ask spread. PPL might have to accept the "bid" price if PPL wanted to close an open sales position or PPL might have to accept the "ask" price if PPL wanted to close an open purchase position.

Accounting and Reporting

PPL follows the provisions of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," and SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," and interpreted by DIG issues (together, "SFAS 133"), EITF 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities," and EITF 03-11, "Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133 and Not 'Held for Trading Purposes' as Defined in Issue No. 02-3," to account for and report on contracts entered into to manage market risk. SFAS 133 requires that all derivative instruments be recorded at fair value on the balance sheet as an asset or liability (unless they meet SFAS 133's criteria for exclusion) and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

In April 2003, the FASB issued SFAS 149, which amends and clarifies SFAS 133 to improve financial accounting and reporting for derivative instruments and hedging activities. To ensure that contracts with comparable characteristics are accounted for similarly, SFAS 149 clarifies the circumstances under which a contract with an initial net investment meets the characteristics of a derivative, clarifies when a derivative contains a financing component, amends the definition of an "underlying" and amends certain other existing pronouncements. Additionally, SFAS 149 placed additional limitations on the use of the normal purchase or normal sale exception. SFAS 149 was effective for contracts entered into or modified and for hedging relationships designated after June 30, 2003, except certain provisions relating to forward purchases or sales of when-issued securities or other securities that did not yet exist. PPL adopted SFAS 149 as of July 1, 2003. The adoption of SFAS 149 did not have a significant impact on PPL.

PPL adopted the final provisions of EITF 02-3 during the fourth quarter of 2002. As such, PPL now reflects its net realized and unrealized gains and losses associated with all derivatives that are held for trading purposes in the "Net energy trading margins" line on the Statement of Income. Non-derivative contracts that met the definition of energy trading activities as defined by EITF 98-10, "Accounting for Energy Trading and Risk Management Activities" are reflected in the financial statements using the accrual method of accounting. Under the accrual method of accounting, unrealized gains and losses are not reflected in the financial statements. Prior periods were reclassified. No cumulative effect adjustment was required upon adoption.

PPL has adopted the final provisions of EITF 03-11 prospectively as of October 1, 2003. As a result of this adoption, non-trading bilateral sales of electricity at major market delivery points are netted with purchases that offset the sales at those same delivery points. A major market delivery point is any delivery point with liquid pricing available. See Note 17 to the Financial Statements for the impact of the adoption of EITF 03-11.

PPL's short-term derivative contracts are recorded as "Price risk management assets" and "Price risk management liabilities" on the Balance Sheet. Long-term derivative contracts are included in "Regulatory and Other Noncurrent Assets – Other" and "Deferred Credits and Other Noncurrent Liabilities – Other."

Accounting Designation

Energy contracts that do not qualify as derivatives receive accrual accounting. For energy contracts that meet the definition of a derivative, the circumstances and intent existing at the time that energy transactions are entered into determine their accounting designation. These designations are verified by PPL's risk control group on a daily basis. The following is a summary of the guidelines that have been provided to the traders who are responsible for contract designation for derivative energy contracts due to the adoption of SFAS 149:

- Any wholesale and retail contracts to sell or buy electricity and the related capacity that are expected to be delivered from PPL's generation or that are approved by the RMC to fulfill a strategic element of PPL's overall marketing strategy are considered "normal." These transactions are not recorded in the financial statements and have no earnings impact until delivery.
- Physical electricity-only transactions can receive cash flow hedge treatment if all of the qualifications under SFAS 133 are met. Any unrealized gains or losses on transactions receiving cash flow hedge treatment are recorded in other comprehensive income. These unrealized gains and losses become realized when the contracts settle and are recognized in income when the hedged transactions occur.
- Physical electricity purchases that increase PPL's long position and any energy sale or purchase judged a "market call" are considered speculative, with unrealized gains or losses recorded immediately through earnings.
- Financial transactions, which can be settled in cash, cannot be considered "normal" because they do not require physical delivery. These transactions receive cash flow hedge treatment if they lock-in the price PPL will receive or pay for energy expected to be generated or purchased in the spot market. Any unrealized gains or losses on transactions that receive cash flow hedge treatment are recorded in other comprehensive income. These unrealized gains and losses become realized when the contracts settle and are recognized in income when the hedged transactions occur.

- Physical and financial transactions for gas and oil to meet fuel and retail requirements can receive cash flow hedge treatment if they lock-in the price PPL will pay in the spot market. Any unrealized gains or losses on transactions receiving cash flow hedge treatment are recorded in other comprehensive income. These unrealized gains and losses become realized when the contracts settle and are recognized in income when the hedged transactions occur.
- Option contracts that do not meet the requirements of DIG Issue C15, "Scope Exceptions: Interpreting the Normal Purchases and Normal Sales Exception as an Election," do not receive hedge accounting treatment and are marked to market through earnings.

In addition to energy-related transactions, PPL enters into financial interest rate and foreign currency swap contracts to hedge interest expense associated with both existing and anticipated debt issuances. PPL also enters into foreign currency swap contracts to hedge the fair value of firm commitments denominated in foreign currency and net investments in foreign operations. As with energy transactions, the circumstances and intent existing at the time of the transaction determine a contract's accounting designation, which is subsequently verified by PPL's risk control group on a daily basis. The following is a summary of certain guidelines that have been provided to the Treasury Department, which is responsible for contract designation:

- Transactions to lock-in an interest rate prior to a debt issuance are considered cash flow hedges. Any unrealized gains or losses on transactions receiving cash flow hedge treatment are recorded in other comprehensive income and are amortized as a component of interest expense over the life of the debt.
- Transactions entered into to hedge fluctuations in the value of existing debt are considered fair value hedges with no earnings impact until the debt is terminated because the hedged debt is also marked to market.
- Transactions entered into to hedge the value of a net investment of foreign operations are considered net investment hedges. To the extent that the derivatives are highly effective at hedging the value of the net investment, gains and losses are recorded in other comprehensive income/loss and will not be recorded in earnings until the investment is disposed of.
- Transactions which do not qualify for hedge accounting treatment are marked to market through earnings.

Commodity Price Risk

Commodity price risk is one of PPL's most significant risks due to the level of investment that PPL maintains in its generation assets, coupled with the volatility of prices for energy and energy-related products. Several factors influence price levels and volatilities. These factors include, but are not limited to, seasonal changes in demand, weather conditions, available generating assets within regions, transportation availability and reliability within and between regions, market liquidity, and the nature and extent of current and potential federal and state regulations. To hedge the impact of market price fluctuations on PPL's energy-related assets, liabilities and other contractual arrangements, PPL EnergyPlus sells and purchases physical energy at the wholesale level under FERC market-based tariffs throughout the U.S. and enters into financial exchange-traded and over-the-counter contracts. Because of the generating assets PPL owns or controls, the majority of PPL's energy transactions qualify for accrual or hedge accounting.

Within PPL's hedge portfolio, the decision to enter into energy contracts hinges on the expected value of PPL's generation. To address this risk, PPL takes a conservative approach in determining the number of MWhs that are available to be sold forward. In this regard, PPL reduces the maximum potential output that a plant may produce by three factors – planned maintenance, unplanned outages and economic conditions. The potential output of a plant is first reduced by the amount of unavailable generation due to planned maintenance on a particular unit. Another reduction, representing the unplanned outage rate, is the amount of MWhs that historically is not produced by a plant due to such factors as equipment breakage. Finally, the potential output of certain plants (like peaking units) are reduced because their higher cost of production will not allow them to economically run during all hours.

PPL's non-trading portfolio also includes full requirements energy contracts. The net obligation to serve these contracts changes minute by minute. PPL analyzes historical on-peak and off-peak usage patterns, as well as spot prices and weather patterns, to determine a monthly level of a block of electricity that best fits the usage patterns in order to minimize earnings volatility. On a forward basis, PPL reserves a block amount of generation for full requirements energy contracts that is expected to be the best match with their anticipated usage patterns and energy peaks. Anticipated usage patterns and peaks are affected by expected load growth, regional economic drivers and seasonality.

PPL's commodity derivative contracts that qualify for hedge accounting treatment mature at various times through 2010. The following chart sets forth PPL's net fair market value of these contracts as of December 31, 2003.

	Gains/(Losses)
Fair value of contracts outstanding at the beginning of the year	$ 63
Contracts realized or otherwise settled during the year	(67)
Fair value of new contracts at inception	
Other changes in fair values	90
Fair value of contracts outstanding at the end of the year	$ 86

During 2003, PPL realized or otherwise settled net gains of approximately $67 million related to contracts entered into prior to January 1, 2003. This amount does not reflect intra-quarter contracts that were entered into and settled during the period.

"Other changes in fair values," a gain of approximately $90 million, represents changes in the market value that occurred during 2003 for contracts that were outstanding at the end of 2003.

The following chart segregates estimated fair values of PPL's commodity derivative contracts that qualify for hedge accounting treatment at December 31, 2003 based on whether the fair values are determined by quoted market prices or other more subjective means.

Fair Value of Contracts at Period-End Gains/(Losses)	Maturity Less Than 1 Year	Maturity 1-3 Years	Maturity 3-5 Years	Maturity in Excess of 5 Years	Total Fair Value
Source of Fair Value					
Prices actively quoted	$ 7	$ 1			$ 8
Prices provided by other external sources	47	32	$(1)		78
Prices based on models and other valuation methods					
Fair value of contracts outstanding at the end of the period	$54	$33	$(1)		$86

The "Prices actively quoted" category includes the fair value of exchange-traded natural gas futures contracts quoted on the New York Mercantile Exchange (NYMEX). The NYMEX has currently quoted prices through 2010.

The "Prices provided by other external sources" category includes PPL's forward positions and options in natural gas and power and natural gas basis swaps at points for which over-the-counter (OTC) broker quotes are available. The fair value of electricity positions recorded above use the midpoint of the bid/ask spreads obtained through OTC brokers. On average, OTC quotes for forwards and swaps of natural gas and power extend one and two years into the future.

The "Prices based on models and other valuation methods" category includes the value of transactions for which an internally developed price curve was constructed as a result of the long-dated nature of the transaction or the illiquidity of the market point, or the value of options not quoted by an exchange or OTC broker. Additionally, this category includes "strip" transactions whose prices are obtained from external sources and then modeled to monthly prices as appropriate.

Because of PPL's efforts to hedge the value of the energy from its generation assets, PPL has open contractual positions. If PPL were unable to deliver firm capacity and energy under its agreements, under certain circumstances it would be required to pay damages. These damages would be based on the difference between the market price to acquire replacement capacity or energy and the contract price of the undelivered capacity or energy. Depending on price volatility in the wholesale energy markets, such damages could be significant. Extreme weather conditions, unplanned power plant outages, transmission disruptions, non-performance by counterparties (or their counterparties) with which it has power contracts and other factors could affect PPL's ability to meet its firm capacity or energy obligations, or cause significant increases in the market price of replacement capacity and energy. Although PPL attempts to mitigate these risks, there can be no assurance that it will be able to fully meet its firm obligations, that it will not be required to pay damages for failure to perform, or that it will not experience counterparty non-performance in the future.

As of December 31, 2003, PPL estimated that a 10% adverse movement in market prices across all geographic areas and time periods would have decreased the value of the commodity contracts in its non-trading portfolio by approximately $146 million, which is equal to the estimated decrease at December 31, 2002. However, the change in the value of the non-trading portfolio would have been substantially offset by an increase in the value of the underlying commodity, the electricity generated, because these contracts serve to reduce the market risk inherent in the generation of electricity. Additionally, the value of PPL's unsold generation would be improved. Because PPL's electricity portfolio is generally in a net sales position, the adverse movement in prices is usually an increase in prices. Conversely, because PPL's commodity fuels portfolio is generally in a net purchase position, the adverse movement in prices is usually a decrease in prices. If both of these scenarios happened, the implied margins for the unsold generation would increase.

PPL also executes energy contracts to take advantage of market opportunities. As a result, PPL may at times create a net open position in its portfolio that could result in significant losses if prices do not move in the manner or direction anticipated. The margins from these trading activities are shown in the Statement of Income as "Net energy trading margins."

PPL's trading contracts mature at various times through 2005. The following chart sets forth PPL's net fair market value of trading contracts as of December 31, 2003:

	Gains/(Losses)
Fair value of contracts outstanding at the beginning of the year	$ (6)
Contracts realized or otherwise settled during the year	21
Fair value of new contracts at inception	1
Other changes in fair values	(13)
Fair value of contracts outstanding at the end of the year	$ 3

During 2003, PPL realized or otherwise settled net losses of approximately $21 million related to contracts entered into prior to January 1, 2003. This amount does not reflect intra-year contracts that were entered into and settled during the period.

Management's Discussion and Analysis

The fair value of new contracts at inception is usually zero, because they are entered into at current market prices. However, when PPL enters into an option contract, a premium is paid or received. PPL paid $1 million, net, during 2003 for these option contracts.

"Other changes in fair values," a loss of approximately $13 million, represent changes in the market value of contracts outstanding at the end of 2003.

As of December 31, 2003, the net loss on PPL's trading activities expected to be recognized in earnings during the next three months is approximately $2 million.

The following chart segregates estimated fair values of PPL's trading portfolio at December 31, 2003 based on whether the fair values are determined by quoted market prices or other more subjective means.

Fair Value of Contracts at Period-End Gains/(Losses)	Maturity Less Than 1 Year	Maturity 1-3 Years	Maturity 3-5 Years	Maturity in Excess of 5 Years	Total Fair Value
Source of Fair Value					
Prices actively quoted					
Prices provided by other external sources					
Prices based on models and other valuation methods	$3				$3
Fair value of contracts outstanding at the end of the period	$3				$3

The "Prices actively quoted" category includes the fair value of exchange-traded natural gas futures contracts quoted on the NYMEX. The NYMEX has currently quoted prices through 2010.

The "Prices provided by other external sources" category includes PPL's forward positions and options in natural gas and power and natural gas basis swaps at points for which OTC broker quotes are available. The fair value of electricity positions recorded above use the midpoint of the bid/ask spreads obtained through OTC brokers. On average, OTC quotes for forwards and swaps of natural gas and power extend one and two years into the future.

The "Prices based on models and other valuation methods" category includes the value of transactions for which an internally developed price curve was constructed as a result of the long-dated nature of the transaction or the illiquidity of the market point, or the value of options not quoted by an exchange or OTC broker. Additionally, this category includes "strip" transactions whose prices are obtained from external sources and then modeled to monthly prices as appropriate.

As of December 31, 2003, PPL estimated that a 10% adverse movement in market prices across all geographic areas and time periods would have decreased the value of the commodity contracts in its trading portfolio by $3 million compared to a decrease of $7 million at December 31, 2002.

In accordance with its marketing strategy, PPL does not completely hedge its generation output or fuel requirements. PPL estimates that for its entire portfolio, including all generation and physical and financial energy positions, a 10% adverse change in power prices across all geographic zones and time periods will decrease expected 2004 gross margins by about $3 million. Similarly, a 10% adverse movement in all fossil fuel prices will decrease 2004 gross margins by $15 million.

Interest Rate Risk

PPL and its subsidiaries have issued debt to finance their operations. PPL utilizes various financial derivative products to adjust the mix of fixed and floating interest rates in its debt portfolio, adjust the duration of its debt portfolio and lock in U.S. Treasury rates (and interest rate spreads over treasuries) in anticipation of future financing, when appropriate. Risk limits under the risk management program are designed to balance risk exposure to volatility in interest expense and changes in the fair value of PPL's debt portfolio due to changes in the absolute level of interest rates.

At December 31, 2003, PPL's potential annual exposure to increased interest expense, based on a 10% increase in interest rates, was estimated at $2 million, compared to a $3 million increase at December 31, 2002.

PPL is also exposed to changes in the fair value of its U.S. and international debt portfolios. At December 31, 2003, PPL estimated that its potential exposure to a change in the fair value of its debt portfolio, through a 10% adverse movement in interest rates, was $168 million, compared to $219 million at December 31, 2002.

PPL utilizes various risk management instruments to reduce its exposure to adverse interest rate movements for future anticipated financing. While PPL is exposed to changes in the fair value of these instruments, they are designed such that an economic loss in value should generally be offset by interest rate savings at the time the future anticipated financing is completed. At December 31, 2003, PPL estimated that its potential exposure to a change in the fair value of these instruments, through a 10% adverse movement in interest rates, was approximately $6 million, compared to an $18 million exposure at December 31, 2002.

Foreign Currency Risk

PPL is exposed to foreign currency risk, primarily through investments in affiliates in Latin America and Europe. In addition, PPL may make purchases of equipment in currencies other than U.S. dollars.

PPL has adopted a foreign currency risk management program designed to hedge certain foreign currency exposures, including firm commitments, recognized assets or liabilities and net investments. In addition, PPL enters into financial instruments to protect against foreign currency translation risk.

PPL holds contracts for the forward purchase of 26 million euros to pay for certain equipment of PPL Susquehanna in 2004. The estimated value of these forward purchases as of December 31, 2003, being the amount PPL would receive to terminate them, was $1 million.

PPL executed forward sale transactions for £25 million to hedge a portion of its net investment in WPDH Limited. The estimated value of these agreements as of December 31, 2003 was $4 million, being the amount PPL would pay to terminate the transactions.

PPL executed forward sale transactions for 3.1 billion Chilean pesos to hedge a portion of its net investment in its subsidiary that owns CGE. The estimated value of these agreements as of December 31, 2003 was $1 million, being the amount PPL would pay to terminate the transactions.

To protect expected income in Chilean pesos, PPL entered into average rate options for 2.4 billion Chilean pesos. At December 31, 2003, the market value of these positions, representing the amount PPL would pay to terminate them, was insignificant.

WPDH Limited executed cross-currency swaps totaling $1.5 billion to hedge the interest payments and value of its U.S. dollar-denominated bonds. The estimated value of this position on December 31, 2003, being the amount PPL would pay to terminate them, including accrued interest, was $84 million.

On the Statement of Income, gains and loses associated with hedges of interest payments denominated in foreign currencies are reflected in "Interest Expense." Gains and losses associated with the purchase of equipment are reflected in "Depreciation." Gains and losses associated with net investment hedges remain in "Accumulated other comprehensive loss" on the Balance Sheet until the investment is disposed.

Nuclear Decommissioning Fund – Securities Price Risk

In connection with certain NRC requirements, PPL Susquehanna maintains trust funds to fund certain costs of decommissioning the Susquehanna station. As of December 31, 2003, these funds were invested primarily in domestic equity securities and fixed-rate, fixed-income securities and are reflected at fair value on PPL's Balance Sheet. The mix of securities is designed to provide returns to be used to fund Susquehanna's decommissioning and to compensate for inflationary increases in decommissioning costs. However, the equity securities included in the trusts are exposed to price fluctuation in equity markets, and the values of fixed-rate, fixed-income securities are exposed to changes in interest rates. PPL Susquehanna actively monitors the investment performance and periodically reviews asset allocation in accordance with its nuclear decommissioning trust policy statement. At December 31, 2003, a hypothetical 10% increase in interest rates and a 10% decrease in equity prices would have resulted in an estimated $24 million reduction in the fair value of the trust assets, as compared to a $16 million reduction at December 31, 2002.

PPL Electric's 1998 restructuring settlement agreement provides for the collection of authorized nuclear decommissioning costs through the CTC. Additionally, PPL Electric is permitted to seek recovery from customers of up to 96% of certain increases in these costs. Under the power supply agreements between PPL Electric and PPL EnergyPlus, these revenues are passed on to PPL EnergyPlus. Similarly, these revenues are passed on to PPL Susquehanna under a power supply agreement between PPL EnergyPlus and PPL Susquehanna. These revenues are used to fund the trusts.

Credit Risk

Credit risk relates to the risk of loss that PPL would incur as a result of non-performance by counterparties of their contractual obligations. PPL maintains credit policies and procedures with respect to counterparties (including requirements that counterparties maintain certain credit ratings criteria) and requires other assurances in the form of credit support or collateral in certain circumstances in order to limit counterparty credit risk. However, PPL has concentrations of suppliers and customers among electric utilities, natural gas distribution companies and other energy marketing and trading companies. These concentrations of counterparties may impact PPL's overall exposure to credit risk, either positively or negatively, in that counterparties may be similarly affected by changes in economic, regulatory or other conditions. As discussed above under "Contract Valuation," PPL records certain non-performance reserves to reflect the probability that a counterparty with contracts that are out of the money (from the counterparty's standpoint) will default in its performance, in which case PPL would have to sell into a lower-priced market or purchase from a higher-priced market. These reserves are reflected in the fair value of assets recorded in "Price risk management assets" on the Balance Sheet. PPL also records reserves to reflect the probability that a counterparty will not make payments for deliveries PPL has made but not yet billed. These reserves are reflected in "Unbilled Revenues" on the Balance Sheet. PPL has also established a reserve with respect to certain sales to the California ISO for which PPL has not yet been paid, as well as a reserve related to PPL's exposure as a result of the Enron bankruptcy, which are reflected in "Accounts receivable" on the Balance Sheet. See Notes 14 and 17 to the Financial Statements.

Related Party Transactions

PPL is not aware of any material ownership interests or operating responsibility by senior management of PPL in outside partnerships, including leasing transactions with variable interest entities, or other entities doing business with PPL.

For additional information on related party accounting transactions, see Note 15 to the Financial Statements.

Capital Expenditure Requirements

The schedule below shows PPL's current capital expenditure projections for the years 2004-2008 and actual spending for the year 2003:

Management's Discussion and Analysis

	Actual	Projected				
	2003	2004	2005	2006	2007	2008
Construction expenditures (a) (b)						
Generating facilities (c)	**$300**	$167	$193	$161	$194	$180
Transmission and distribution facilities	**467**	427	416	436	473	476
Environmental	**21**	5	12	32	74	102
Other	**47**	39	28	23	16	16
Total Construction Expenditures	**835**	638	649	652	757	774
Nuclear fuel	**53**	56	59	62	63	64
Total Capital Expenditures	**$888**	$694	$708	$714	$820	$838

(a) Construction expenditures include AFUDC and capitalized interest, which are expected to be less than $12 million in each of the years 2004-2008.

(b) This information excludes any investments by PPL Global for new projects.

(c) Expenditures for generating facilities in 2003 include $116 million for facilities under synthetic lease agreements that had been reflected off-balance sheet prior to December 31, 2003. Projected capital expenditures on these facilities are also included for the years 2004 through 2008.

PPL's capital expenditure projections for the years 2004-2008 total about $3.8 billion. Capital expenditure plans are revised periodically to reflect changes in market and asset regulatory conditions. PPL also leases vehicles, personal computers and other equipment, as described in Note 10 to the Financial Statements. See Note 14 for additional information regarding potential capital expenditures for environmental projects.

Acquisitions, Development and Divestitures

From time-to-time, PPL and its subsidiaries are involved in negotiations with third parties regarding acquisitions, joint ventures and other arrangements which may or may not result in definitive agreements. See Note 9 to the Financial Statements for information regarding recent acquisitions and development activities.

At December 31, 2003, PPL Global had investments in foreign facilities, including consolidated investments in WPD, Emel, EC and others. See Note 3 to the Financial Statements for information on unconsolidated investments accounted for under the equity method.

PPL Global is exploring potential sale opportunities for its interest in CGE, within the context of an on-going review of its international minority ownership investments.

At December 31, 2003, PPL had domestic generation projects under development which will provide 663 MW of additional generation.

PPL is continuously reexamining development projects based on market conditions and other factors to determine whether to proceed with these projects, sell them, cancel them, expand them, execute tolling agreements or pursue other opportunities.

Environmental Matters

See Note 14 to the Financial Statements for a discussion of environmental matters.

NEW ACCOUNTING STANDARDS

FIN 46 and FIN 46(R)

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 clarifies that variable interest entities, as defined therein, that do not disperse risks among the parties involved should be consolidated by the entity that is determined to be the primary beneficiary. FIN 46 also requires certain disclosures to be made by the primary beneficiary and by an enterprise that holds a significant variable interest in a variable interest entity but is not the primary beneficiary. FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after January 31, 2003. For variable interest entities in which an enterprise holds a variable interest that was acquired before February 1, 2003, FIN 46 was originally required to be adopted no later than the first fiscal year or interim period beginning after June 15, 2003. However, in October 2003, the FASB issued FSP FIN 46-6, "Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities," which delayed the effective date for applying the provisions of FIN 46 to interests held by public entities in variable interest entities or potential variable interest entities created before February 1, 2003 until the end of the first interim period ending after December 15, 2003.

In December 2003, the FASB revised FIN 46 by issuing Interpretation No. 46 (revised December 2003), which is known as FIN 46(R) and replaces FIN 46. FIN 46(R) does not change the general consolidation concepts of FIN 46. Among other things, FIN 46(R) again changes the effective date for applying the provisions of FIN 46 to certain entities, clarifies certain provisions of FIN 46 and provides additional scope exceptions for certain types of businesses. For entities to which the provisions of FIN 46 have not been applied as of December 24, 2003, FIN 46(R) provides that a public entity that is not a small business issuer should apply the provisions of FIN 46 or FIN 46(R) as follows: (i) FIN 46(R) shall be applied to all entities no later than the end of the first reporting period that ends after March 15, 2004 and (ii) FIN 46 or FIN 46(R) should be applied to entities that are considered to be SPEs no later than the end of the first reporting period that ends after December 15, 2003.

As permitted by FIN 46(R), PPL adopted FIN 46 effective December 31, 2003 for entities created before February 1, 2003 that are considered to be SPEs. This adoption resulted in the consolidation of the lessors under the operating leases for the Sundance, University Park and Lower Mt. Bethel generation facilities, as well as the deconsolidation of two wholly-owned trusts. See below for further discussion. Also, as permitted by FIN 46(R), PPL deferred the application of FIN 46 for other entities and plans to adopt FIN 46(R) for all entities on March 31, 2004.

PPL is in the process of evaluating entities in which it holds a variable interest in accordance with FIN 46(R). PPL is currently not aware of any variable interest entities that are not consolidated as of December 31, 2003 but which it will be required to consolidate in accordance with FIN 46(R) effective March 31, 2004. As it continues to evaluate the impact of applying FIN 46(R), PPL may identify additional entities that it would need to consolidate.

Additional Entities Consolidated

The lessors under the operating leases for the Sundance, University Park and Lower Mt. Bethel generation facilities are variable interest entities that are considered to be SPEs. PPL is the primary beneficiary of these entities. Consequently, PPL was required to consolidate the financial statements of the lessors effective December 31, 2003. Upon initial consolidation, PPL recognized $1.1 billion of additional assets and liabilities on its balance sheet and a charge of $27 million, after-tax, as a cumulative effect of a change in accounting principle. The additional assets consist principally of the generation facilities, and the additional liabilities consist principally of the lease financing. See Note 22 to the Financial Statements for a discussion of the leases.

Entities Deconsolidated

Effective December 31, 2003, PPL deconsolidated PPL Capital Funding Trust I and SIUK Capital Trust I. These trusts are considered to be SPEs and were deconsolidated because PPL is not the primary beneficiary of the trusts under current interpretations of FIN 46. Therefore, the "Company-obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts Holding Solely Company Debentures" amounting to $661 million, which would have been recorded as a component of long-term debt in 2003 in accordance with SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," if the trusts were consolidated, are not reflected in PPL's Balance Sheet at December 31, 2003. Instead, the subordinated debt securities that support the trust preferred securities are reflected in "Long-term Debt with Affiliate Trusts" as of December 31, 2003. See below for further discussion.

The trusts hold subordinated debt securities of PPL Capital Funding, in the case of PPL Capital Funding Trust I, and WPD LLP, in the case of SIUK Capital Trust I. As a result of deconsolidating the trusts, the subordinated debt securities are no longer eliminated in the consolidated financial statements. As of December 31, 2003, $681 million is reflected as "Long-term Debt with Affiliate Trusts" in PPL's Balance Sheet.

The effect on the Balance Sheet as a result of deconsolidating the trusts was an increase in both total assets and total liabilities of $21 million. The increase in assets relates to the investments in the common securities of the trusts, which are no longer eliminated in the consolidated financial statements. The increase in liabilities consists primarily of the difference between the carrying value of the preferred securities issued by the trusts compared to the carrying value of the subordinated debt securities of PPL Capital Funding and WPD LLP. The deconsolidation of the trusts did not impact the earnings of PPL.

See the Statement of Company-obligated Mandatorily Redeemable Securities contained in the Financial Statements for a discussion of the trusts and their preferred securities, as well as the subordinated debt securities issued to the trusts.

Other

See Note 22 to the Financial Statements for information on other new accounting standards adopted in 2003 or pending adoption.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

PPL's financial condition and results of operations are impacted by the methods, assumptions and estimates used in the application of critical accounting policies. The following accounting policies are particularly important to the financial condition or results of operations of PPL, and require estimates or other judgments of matters inherently uncertain. Changes in the estimates or other judgments included within these accounting policies could result in a significant change to the information presented in the financial statements. (These accounting policies are also discussed in Note 1 to the Financial Statements.) PPL's senior management has reviewed these critical accounting policies, and the estimates and assumptions regarding them, with its Audit Committee. In addition, PPL's senior management has reviewed the following disclosures regarding the application of these critical accounting policies with the Audit Committee.

1) Price Risk Management

See "Risk Management – Energy Marketing & Trading and Other" in Financial Condition.

2) Pension and Other Postretirement Benefits

PPL follows the guidance of SFAS 87, "Employers' Accounting for Pensions," and SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," when accounting for these benefits. Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and the performance of plan assets. Delayed recognition of differences between actual results and expected or estimated results is a guiding principle of these standards. This delayed recognition of actual results allows for a smoothed recognition of changes in benefit obligations and plan performance over the working lives of the employees who benefit under the plans. The primary assumptions are as follows:

- Discount Rate – The discount rate is used in calculating the present value of benefits, which is based on projections of benefit payments to be made in the future.
- Expected Return on Plan Assets – Management projects the future return on plan assets considering prior performance, but primarily based upon the plans' mix of assets and expectations for the long-term returns on those asset classes. These projected returns reduce the net benefit costs the company will record currently.
- Rate of Compensation Increase – Management projects employees' annual pay increases, which are used to project employees' pension benefits at retirement.
- Health Care Cost Trend Rate – Management projects the expected increases in the cost of health care.

In selecting discount rates, PPL considers fixed-income security yield rates. At December 31, 2003, PPL decreased the discount rate for its domestic plans from 6.75% to 6.25% as a result of decreased fixed-income security returns. For its international plans, PPL decreased the discount rate for its international plans from 5.75% to 5.50% at December 31, 2003.

In selecting an expected return on plan assets, PPL considers tax implications, past performance and economic forecasts for the types of investments held by the plan. At December 31, 2003, PPL's expected return on plan assets remained at 9.0% for its domestic pension plans and 7.8% for its other postretirement plans. For its international plans, PPL maintained a weighted average of 8.30% as the expected return on plan assets at December 31, 2003.

In selecting a rate of compensation increase, PPL considers past experience in light of movements in inflation rates. At December 31, 2003, PPL's rate of compensation increase remained at 4.0% for its domestic plans. For its international plans, PPL's rate of compensation increase remained at 3.75% at December 31, 2003.

In selecting health care cost trend rates, PPL considers past performance and forecasts of health care costs. At December 31, 2003, PPL's health care cost trend rates were 11% for 2004, gradually declining to 5.0% for 2010.

A variance in the assumptions listed above could have a significant impact on projected benefit obligations, accrued pension and other postretirement benefit liabilities, reported annual net periodic pension and other postretirement benefit cost and other comprehensive income (OCI). The following chart reflects the sensitivities associated with a change in certain assumptions. While the chart below reflects either an increase or decrease in each assumption, the inverse of this change would impact the projected benefit obligation, accrued pension and other postretirement benefit liabilities, reported annual net periodic pension and other postretirement benefit cost and OCI by a similar amount in the opposite direction. Each sensitivity below reflects an evaluation of the change based solely on a change in that assumption.

		Increase/(Decrease)			
Actuarial Assumption	Change in Assumption	Impact on Obligation	Impact on Liabilities (a)	Impact on Cost	Impact on OCI
Discount Rate	(0.25)%	$160	$ 6	$ 6	$ 89
Expected Return on Plan Assets	(0.25)%	N/A	10	10	
Rate of Compensation Increase	0.25%	20	4	4	
Health Care Cost Trend Rate (b)	1.0%	33	5	5	N/A

(a) Excludes the impact of additional minimum liability.

(b) Only impacts other postretirement benefits.

At December 31, 2003, PPL had recognized accrued pension and other postretirement benefit liabilities totaling $463 million, included in "Deferred Credits and Other Noncurrent Liabilities – Other" on the Balance Sheet. At December 31, 2003, PPL had recognized $4 million of prepaid postretirement benefit costs included in "Prepayments" on the Balance Sheet. PPL's total projected obligation for these benefits was approximately $4.8 billion, which was offset by $4.0 billion of assets held in various trusts. However, these amounts are not fully reflected in the current financial statements due to the delayed recognition criteria of the accounting standards for these obligations.

In 2003, PPL recognized net periodic pension and other postretirement costs charged to operating expenses of $1 million. This amount represents a $62 million decrease from the credit recognized during 2002. This decrease was primarily due to the decrease in the discount rate at December 31, 2002.

As a result of the decrease in the assumed discount rate at December 31, 2003, PPL was required to increase its recognized additional minimum pension liability. Recording the change in the additional minimum liability resulted in a $10 million increase to the pension related charge to OCI, net of taxes, translation adjustment and unrecognized prior service costs, with no effect on net income. This charge increased the pension-related balance in OCI, which is a reduction to shareowners equity, to $316 million at December 31, 2003. The charges to OCI will reverse in future periods if the fair value of trust assets exceeds the accumulated benefit obligation.

Refer to Note 12 to the Financial Statements for additional information regarding pension and other postretirement benefits.

3) Asset Impairment

PPL and its subsidiaries review long-lived assets for impairment when events or circumstances indicate carrying amounts may not be recoverable. Assets subject to this review, for which impairments have been recorded in 2003 or prior years, include international equity investments, new generation assets, consolidated international energy projects and goodwill.

PPL performs impairment analyses for tangible long-lived assets in accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." For long-lived assets to be held and used, SFAS 144 requires companies to (a) recognize an impairment loss only if the carrying amount is not recoverable from undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset.

In determining asset impairments, management must make significant judgments and estimates to calculate the fair value of an investment. Fair value is developed through consideration of several valuation methods including comparison to market multiples, comparison to similar recent sales transactions, comparison to replacement cost and discounted cash flow. Discounted cash flow is calculated by estimating future cash flow streams, applying appropriate discount rates to determine the present value of the cash flow streams, and then assessing the probability of the various cash flow scenarios. The impairment is then recorded based on the excess of the carrying value of the investment over fair value. Changes in assumptions and estimates included within the impairment reviews could result in significantly different results than those identified and recorded in the financial statements.

During 2003, PPL and its subsidiaries evaluated certain gas-fired generation assets for impairment, as events and circumstances indicated that the carrying value of these investments may not be recoverable. PPL did not record an impairment of its new gas-fired generation assets in 2003. For these impairment analyses, the most significant assumption was the estimate of future cash flows. PPL estimates future cash flow using information from its corporate business plan adjusted for any recent sales or purchase commitments. Key factors that impact cash flows include projected prices for electricity and gas as well as firm sales and purchase commitments. A 10% decrease in estimated future cash flows for certain in-service gas-fired generation assets would have resulted in an impairment charge.

PPL performs impairment analyses of goodwill in accordance with SFAS 142, "Goodwill and Other Intangible Assets." SFAS 142 requires an annual impairment test of goodwill and other intangible assets that are not subject to amortization.

PPL completed its annual goodwill impairment test in the fourth quarter of 2003. This test did not result in an impairment. PPL's most significant assumptions surrounding the goodwill impairment test relate to the determination of fair value. PPL determined fair value based upon discounted cash flows. A decrease in the forecasted cash flows of 10% or an increase of the discount rates by 25 basis points would have resulted in impairment.

4) Leasing

PPL applies the provisions of SFAS 13, "Accounting for Leases," to all leasing transactions. In addition, PPL applies the provisions of numerous other accounting pronouncements issued by the FASB and the EITF that provide specific guidance and additional requirements related to accounting for various leasing arrangements. In general, there are two types of leases from a lessee's perspective: operating leases – leases accounted for off-balance sheet; and capital leases – leases capitalized on the balance sheet.

In accounting for leases, management makes various assumptions, including the discount rate, the fair market value of the leased assets and the estimated useful life, in determining whether a lease should be classified as operating or capital. Changes in these assumptions could result in the difference between whether a lease is determined to be an operating lease or a capital lease, thus significantly impacting the amounts to be recognized in the financial statements.

In addition to uncertainty inherent in management's assumptions, leasing transactions and the related accounting rules become increasingly complex when they involve: sale/leaseback accounting (leasing transactions where the lessee previously owned the leased assets); synthetic leases (leases that qualify for operating lease treatment for book accounting purposes and financing treatment for tax accounting purposes); and lessee involvement in the construction of leased assets.

At December 31, 2003, PPL subsidiaries participated in one significant sale/leaseback transaction which has been accounted for as an operating lease. As discussed in Note 22 to the Financial Statements, the lessors under certain synthetic operating leases previously accounted for off-balance sheet were consolidated effective December 31, 2003 as a result of the adoption of FIN 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," for certain entities.

Sale/Leaseback
In July 2000, PPL Montana sold its interest in the Colstrip generating plant to owner lessors who are leasing the assets back to PPL Montana under four 36-year operating leases. This transaction is accounted for as an operating lease in accordance with current rules related to sale/leaseback arrangements. If for any reason this transaction did not meet the requirements for off-balance sheet operating lease treatment as a sale/leaseback, PPL would have approximately $315 million of additional assets and liabilities recorded on its balance sheet at December 31, 2003 and would have recorded additional expenses currently estimated at $9 million, after-tax, in 2003.

See Note 10 to the Financial Statements for additional information related to operating leases.

5) Loss Contingencies

PPL periodically records the estimated impacts of various conditions, situations or circumstances involving uncertain outcomes. These events are called "contingencies," and PPL's accounting for such events is prescribed by SFAS 5, "Accounting for Contingencies." SFAS 5 defines a contingency as "an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur."

For loss contingencies, the loss must be accrued if (1) information is available that indicates it is "probable" that the loss has been incurred, given the likelihood of the uncertain future events and (2) the amount of the loss can be reasonably estimated. FASB defines "probable" as cases in which "the future event or events are likely to occur." SFAS 5 does not permit the accrual of contingencies that might result in gains.

The accrual of a loss contingency involves considerable judgment on the part of management. The accounting aspects of loss contingencies include: (1) the initial identification and recording of the loss contingency; (2) the determination of a triggering event for reducing a recorded loss contingency; and (3) the on-going assessment as to whether a recorded loss contingency is reasonable.

Initial Identification and Recording of the Loss Contingency
PPL uses its internal expertise and outside experts (such as lawyers, tax specialists and engineers), as necessary, to help estimate the probability that a loss has been incurred and the amount (or range) of the loss. PPL continuously assesses potential loss contingencies for environmental remediation, litigation claims, regulatory penalties and other events.

PPL has identified certain events which could give rise to a loss, but which do not meet the conditions for accrual under SFAS 5. SFAS 5 requires disclosure, but not a recording, of potential losses when it is "reasonably possible" that a loss has been incurred. FASB defines "reasonably possible" as cases in which "the chance of the future event or events occurring is more than remote but less than likely." See Note 14 to the Financial Statements for disclosure of potential loss contingencies, most of which have not met the criteria for accrual under SFAS 5.

Reducing Recorded Loss Contingencies
When a loss contingency is recorded, PPL identifies, where applicable, the triggering events for subsequently reducing the loss contingency. The triggering events generally occur when the contingency has been resolved and the actual loss is incurred, or when the risk of loss has diminished or been eliminated. The following are some of the triggering events which provide for the reduction of certain recorded loss contingencies:

- Certain loss contingencies are systematically reduced based on the expiration of contract terms. An example of this is the recorded liability for above-market NUG purchase commitments, which is described below. This loss contingency is being reduced over the lives of the NUG purchase contracts.
- Allowances for excess or obsolete inventory are reduced as the inventory items are pulled from the warehouse shelves and sold as scrap or otherwise disposed.
- Allowances for uncollectible accounts are reduced when accounts are written off after prescribed collection procedures have been exhausted.
- Environmental loss contingencies are reduced when PPL makes payments for environmental remediation.

On-going Assessment of Recorded Loss Contingencies
PPL reviews its loss contingencies on a regular basis to assure that the recorded potential loss exposures are reasonable. This involves on-going communication and analyses with internal and external legal counsel, engineers, tax specialists, managers in various operational areas and other parties.

All three aspects of accounting for loss contingencies – the initial identification and recording of a probable loss, the identification of triggering events to reduce the loss contingency, and the ongoing assessment of the reasonableness of a recorded loss contingency – require significant judgment by PPL's management.

The largest loss contingency on PPL's balance sheet, and the loss contingency that changed most significantly in 2003, was for above-market NUG purchase commitments. This loss contingency reflects the estimated difference between the above-market contract terms under the purchase commitments, and the fair value of electricity. This loss contingency was originally recorded at $854 million in 1998, when PPL Electric's generation business was deregulated. Under regulatory accounting, PPL Electric recorded the above-market cost of the purchases from NUGs as part of its purchased power costs on an as-incurred basis, since these costs were recovered in regulated rates. When the generation business was deregulated, the loss contingency associated with the commitment to make above-market NUG purchases was recorded. This loss contingency for the above-market portion of NUG purchase commitments was recorded because it was probable that the loss had been incurred and the estimate of future energy prices could be reasonably determined, using the then forward prices of electricity and capacity. This loss contingency was transferred to PPL EnergyPlus in the July 1, 2000 corporate realignment. The above-market loss contingency was $352 million at December 31, 2003.

When the loss contingency related to NUG purchases was recorded in 1998, PPL Electric established the triggering events for when the loss contingency would be reduced. A schedule was established to reduce the liability based on projected purchases over the lives of the NUG contracts. All but one of the NUG contracts expire by 2009, with the last one ending in 2014. PPL EnergyPlus reduces the above-market NUG liability based on the aforementioned schedule. As PPL EnergyPlus reduces the liability for the above-market NUG purchases, it offsets the actual cost of NUG purchases, thereby bringing the net power purchase expense more in line with market prices.

PPL EnergyPlus assessed the remaining $352 million above-market liability at December 31, 2003, comparing the projected electricity purchases under the terms of the NUG contracts, with the purchases assuming projected market prices for the energy. This assessment was based on projected PJM market prices, including capacity, through 2014. The assessment also used sensitivities around the market prices, adjusting such prices upwards and downwards by 10%.

The assessment is dependent on the market prices of energy and the estimated output levels of the NUGs. Market prices of energy are dependent on many variables, including growth in electricity demand in PJM, available generation, and changes in regulatory and economic conditions. Accordingly, market price sensitivities were used in the assessment. If estimated market prices were adjusted upwards by 10% in each of the years from 2004 through 2014, the contingency for the above-market NUG purchase commitments would be approximately $296 million. Conversely, if estimated market prices were adjusted downwards by 10% during the remaining term of the NUG contracts, the contingency for the above-market NUG purchase commitments would be approximately $386 million. The recorded above-market liability of $352 million at December 31, 2003 falls within the range calculated in the year-end assessment. As noted above, it is very difficult to estimate future electricity prices, which are dependent on many variables and subject to significant volatility. However, PPL's management believes that the current recorded NUG above-market liability was fairly stated at December 31, 2003.

6) Asset Retirement Obligations

In 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations," which addresses the accounting for obligations associated with the retirement of tangible long-lived assets. SFAS 143 requires legal obligations associated with the retirement of long-lived assets to be recognized as a liability in the financial statements. The initial obligation should be measured at the estimated fair value. An equivalent amount should be recorded as an increase in the value of the capitalized asset and allocated to expense over the useful life of the asset. Until the obligation is settled, the liability should be increased, through the recognition of accretion expense in the income statement, for changes in the obligation due to the passage of time. SFAS 143 is effective for fiscal years beginning after June 15, 2002.

In determining asset retirement obligations, management must make significant judgments and estimates to calculate fair value. Fair value is developed through consideration of estimated retirement costs in today's dollars, inflated to the anticipated retirement date and then discounted back to the date the asset retirement obligation was incurred. Changes in assumptions and estimates included within the calculations of asset retirement obligations could result in significantly different results than those identified and recorded in the financial statements.

PPL adopted SFAS 143 effective January 1, 2003. Initial adoption of the new rules resulted in an increase in net PP&E of $32 million, reversal of previously recorded liabilities of $304 million, recognition of asset retirement obligations of $229 million, recognition of a deferred tax liability of $44 million and a cumulative effect of adoption that increased net income by $63 million. At December 31, 2003, PPL had asset retirement obligations totaling $242 million recorded on the Balance Sheet. PPL's most significant assumptions surrounding asset retirement obligations are the forecasted retirement cost, discount rate and inflation rate. A variance in the forecasted retirement cost, discount rate or inflation rate could have a significant impact on the ARO liability and the cumulative effect gain.

The following chart reflects the sensitivities associated with a change in these assumptions upon initial adoption. Each sensitivity below reflects an evaluation of the change based solely on a change in that assumption only.

	Change in Assumption	Impact on Cumulative Effect	Impact on ARO Liability
Retirement Cost	10%/(10)%	$(10)/$10	$22/$(22)
Discount Rate	0.25%/(0.25)%	$10/$(11)	$(23)/$26
Inflation Rate	0.25%/(0.25)%	$(12)/$11	$27/$(24)

OTHER INFORMATION

PPL's Audit Committee has approved the independent auditor to provide audit and audit-related services and other services permitted by the Sarbanes-Oxley Act of 2002 and SEC rules. The audit and audit-related services include services in connection with statutory and regulatory filings, reviews of offering documents and registration statements, employee benefit plan audits, and internal control reviews.

Report of Independent Auditors

To the Board of Directors and Shareowners of PPL Corporation:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of preferred stock, of company-obligated mandatorily redeemable securities and of long-term debt and the related consolidated statements of income, of cash flows and of shareowners' common equity and comprehensive income present fairly, in all material respects, the financial position of PPL Corporation and its subsidiaries ("PPL") at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of PPL's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 17 to the consolidated financial statements, PPL changed its method of accounting for derivative and hedging activities pursuant to Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities (an amendment of FASB Statement 133)*, in 2001. As discussed in Note 12 to the consolidated financial statements, PPL also changed its method of accounting for the amortization of unrecognized gains or losses in the annual pension expense/income determined under SFAS No. 87, *Employers' Accounting for Pensions*, in 2001. As discussed in Note 18 to the consolidated financial statements, PPL adopted SFAS No. 142, *Goodwill and Other Intangible Assets*, in 2002. As discussed in Note 21 to the consolidated financial statements, PPL adopted SFAS No. 143, *Accounting for Asset Retirement Obligations*, in 2003. As discussed in Note 22 to the consolidated financial statements, PPL adopted SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*, Emerging Issues Task Force No. 03-11, *Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FAS 133 and Not "Held for Trading Purposes" as Defined in Issue No. 02-3*, FASB Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, and FIN No. 46, *Consolidation of Variable Interest Entities — an interpretation of ARB 51*, as amended by FIN 46(R), in 2003. In addition, as discussed in Note 1 to the consolidated financial statements, PPL elected the fair value method of accounting for stock-based compensation as prescribed by SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation Transition and Disclosure, an Amendment of FASB Statement No. 123*, in 2003.



PricewaterhouseCoopers LLP
Philadelphia, PA
February 2, 2004

Management's Report on Responsibility for Financial Statements

PPL management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and all other information in this annual report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management's best estimates and judgments where necessary. Management believes that the financial statements are free of material misstatements and present fairly the financial position, results of operations and cash flows of PPL.

PPL management is responsible for establishing and maintaining an effective internal control structure and effective disclosure controls and procedures for financial reporting. PPL maintains a system of internal control that is designed to provide reasonable assurance that PPL assets are safeguarded from loss or unauthorized use or disposition and that transactions are executed in accordance with management's authorization and are properly recorded to permit the preparation of financial statements in accordance with generally accepted accounting principles. This system is augmented by a careful selection and training of qualified personnel, specific delegations of authority, a proper division of responsibilities, and utilization of written policies and procedures. An internal audit program monitors the effectiveness of this control system. Management believes that its internal control structure and its disclosure controls and procedures for financial reporting are adequate and effective.

The Audit Committee of the Board of Directors consists entirely of independent directors who are not employees of PPL. The Audit Committee reviews audit plans related to PPL's internal controls, financial reports and related matters and meets regularly with management as well as the independent auditors and internal auditors. The independent auditors and the internal auditors have free access to the Audit Committee, without management present, to discuss internal accounting control, auditing and financial reporting matters.

PricewaterhouseCoopers LLP, the independent certified public accountants, audited PPL's consolidated financial statements and issued their opinion above.

PPL management also recognizes its responsibility for fostering a strong ethical climate so that it conducts its business affairs according to the highest standards of personal and corporate conduct.



William F. Hecht
Chairman, President and Chief Executive Officer



John R. Biggar
Executive Vice President and Chief Financial Officer

Consolidated Statement of Income

(Millions of dollars, except per share data) *For the years ended December 31,*	**2003**	2002	2001
Operating Revenues			
Utility	**$3,710**	$3,676	$3,034
Unregulated retail electric and gas	**152**	182	356
Wholesale energy marketing	**1,214**	1,036	1,027
Net energy trading margins	**12**	19	37
Energy related businesses	**499**	568	661
Total	**5,587**	5,481	5,115
Operating Expenses			
Operation			
Fuel	**617**	584	602
Energy purchases	**1,030**	916	911
Other operation and maintenance	**1,204**	1,136	1,059
Amortization of recoverable transition costs	**260**	226	251
Depreciation (Note 1)	**380**	367	266
Taxes, other than income (Note 5)	**256**	231	155
Energy related businesses	**491**	543	535
Other charges			
Write-down of international energy projects (Note 9)		113	336
Cancellation of generation projects (Note 9)			150
Workforce reduction (Note 20)	**9**	75	
Write-down of generation assets (Note 9)		44	
Total	**4,247**	4,235	4,265
Operating Income	**1,340**	1,246	850
Other income – net (Note 16)	**60**	30	16
Interest expense	**475**	561	386
Income From Continuing Operations Before Income Taxes, Minority Interest and Distributions on Preferred Securities	**925**	715	480
Income taxes (Note 5)	**170**	210	261
Minority interest (Note 1)	**7**	78	(2)
Distributions on preferred securities (Note 22)	**29**	67	52
Income From Continuing Operations	**719**	360	169
Loss from discontinued operations (net of income taxes) (Note 9)	**20**	2	
Income Before Cumulative Effects of Changes in Accounting Principles	**699**	358	169
Cumulative effects of changes in accounting principles (net of income taxes) (Notes 12, 18, 21 and 22)	**35**	(150)	10
Net Income	**$ 734**	$ 208	$ 179
Earnings per Share of Common Stock (Note 4)			
Income From Continuing Operations			
Basic	**$ 4.16**	$ 2.36	$ 1.16
Diluted	**$ 4.15**	$ 2.36	$ 1.15
Net Income			
Basic	**$ 4.25**	$ 1.37	$ 1.23
Diluted	**$ 4.24**	$ 1.36	$ 1.22
Dividends Declared per Share of Common Stock	**$ 1.54**	$ 1.44	$ 1.06

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

Consolidated Statement of Cash Flows

(Millions of dollars) *For the years ended December 31,*	**2003**	2002	2001
Cash Flows From Operating Activities			
Net income	**$ 734**	$ 208	$ 179
Adjustments to reconcile net income to net cash provided by operating activities			
Loss from discontinued operations	**20**		
Cumulative effects of changes in accounting principles	**(35)**	150	(10)
Depreciation	**380**	289	266
Amortizations – recoverable transition costs and other	**244**	198	224
Charge for cancellation of generation projects			150
Payments to cancel generation projects		(152)	
Dividends received from unconsolidated affiliates	**7**	14	103
Pension income – net	**(41)**	(42)	(47)
Pension funding	**(18)**		
Write-down of assets	**13**	157	336
Gain on asset sales and insurance settlements	**(21)**		
Distribution requirements – preferred securities	**29**	60	52
Equity in earnings of unconsolidated affiliates	**11**	9	(13)
Equity in earnings of WPD prior to acquiring controlling interest in 2002		(75)	(112)
Deferred income taxes and investment tax credits	**96**	85	(47)
Deferral of storm-related costs	**(15)**		
Workforce reduction – net of cash paid	**9**	67	
Unrealized (gain) loss on derivative hedging activities	**(38)**	24	(16)
Gain on NUG contract termination		(25)	
NUG contract termination payment		(50)	
Realized gain on nuclear trust fund	**(19)**		
Interest accretion on asset retirement obligation and other	**22**	4	6
Other – net	**9**	7	(2)
Change in current assets and current liabilities			
Accounts receivable	**11**	(48)	35
Accounts payable	**7**	(73)	(101)
Other – net	**(40)**	(6)	(36)
Other operating activities – net			
Other assets	**37**	1	(69)
Other liabilities	**(62)**		11
Net cash provided by operating activities	**1,340**	802	909
Cash Flows From Investing Activities			
Expenditures for property, plant and equipment	**(771)**	(649)	(569)
Investment in generating assets and electric energy projects		(261)	(312)
Acquisition of controlling interest in WPD, net of cash acquired		(211)	
Proceeds from sale of assets and insurance settlements and other	**49**	20	
Net increase in notes receivable from affiliates			210
Other investing activities – net	**(7)**	(28)	(31)
Net cash used in investing activities	**(729)**	(1,129)	(702)
Cash Flows From Financing Activities			
Issuance of long-term debt	**992**		1,529
Retirement of long-term debt	**(575)**	(823)	(616)
Issuance (retirement) of company-obligated mandatorily redeemable preferred securities		(250)	575
Issuance of common stock	**426**	587	52
Retirement of preferred stock	**(31)**		(15)
Payment of common dividends and preferred distributions	**(287)**	(261)	(201)
Net increase (decrease) in short-term debt	**(877)**	411	(981)
Other financing activities – net	**(35)**	(27)	(94)
Net cash provided by (used in) financing activities	**(387)**	(363)	249
Effect of Exchange Rates on Cash and Cash Equivalents	**7**	2	(3)
Net Increase (Decrease) in Cash and Cash Equivalents	**231**	(688)	453
Cash and Cash Equivalents at Beginning of Period	**245**	933	480
Cash and Cash Equivalents at End of Period	**$ 476**	$ 245	$ 933
Supplemental Disclosures of Cash Flow Information			
Cash paid during the period for:			
Interest (net of amount capitalized)	**$ 456**	$ 412	$ 373
Income taxes	**$ 19**	$ 100	$ 328

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

Consolidated Balance Sheet

(Millions of dollars) At December 31,	**2003**	2002
ASSETS		
Current Assets		
Cash and cash equivalents (Note 1)	**$ 476**	$ 245
Accounts receivable (less reserve: 2003, $93; 2002, $111)	**555**	588
Unbilled revenues	**341**	303
Fuel, materials and supplies – at average cost	**256**	242
Prepayments	**54**	122
Deferred income taxes (Note 5)	**105**	104
Price risk management assets (Notes 1 and 17)	**90**	103
Other	**162**	112
	2,039	1,819
Investments		
Investment in unconsolidated affiliates – at equity (Notes 1 and 3)	**230**	234
Investment in unconsolidated affiliates – at cost (Note 1)	**126**	107
Nuclear plant decommissioning trust fund (Note 6)	**357**	287
Other	**29**	28
	742	656
Property, Plant and Equipment – net (Note 1)		
Electric plant in service		
Transmission and distribution	**5,456**	5,603
Generation	**3,362**	2,679
General	**431**	479
	9,249	8,761
Construction work in progress	**627**	223
Nuclear fuel	**144**	129
Electric plant	**10,020**	9,113
Gas and oil plant	**205**	201
Other property	**221**	252
	10,446	9,566
Regulatory and Other Noncurrent Assets (Note 1)		
Recoverable transition costs	**1,687**	1,946
Goodwill (Note 18)	**1,068**	474
Other intangibles (Note 18)	**230**	212
Other	**911**	879
	3,896	3,511
	$17,123	$15,552

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

Consolidated Balance Sheet

(Millions of dollars) *At December 31,*	**2003**	2002
LIABILITIES AND EQUITY		
Current Liabilities		
Short-term debt (Note 8)	**$ 56**	$ 943
Long-term debt	**395**	366
Accounts payable	**456**	452
Above market NUG contracts (Note 14)	**74**	75
Taxes	**182**	193
Interest	**121**	101
Dividends	**70**	66
Price risk management liabilities (Notes 1 and 17)	**82**	110
Other	**337**	307
	1,773	2,613
Long-term Debt	**7,464**	5,901
Long-term Debt With Affiliate Trusts (Notes 15 and 22)	**681**	
Deferred Credits and Other Noncurrent Liabilities		
Deferred income taxes and investment tax credits (Note 5)	**2,201**	2,287
Above market NUG contracts (Note 14)	**278**	352
Other (Notes 1, 6, 9, 12 and 21)	**1,362**	1,396
	3,841	4,035
Commitments and Contingent Liabilities (Note 14)		
Minority Interest (Note 1)	**54**	36
Company-obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts Holding Solely Company Debentures (Note 22)		661
Preferred Stock		
With sinking fund requirements		31
Without sinking fund requirements	**51**	51
	51	82
Shareowners' Common Equity		
Common stock	**2**	2
Capital in excess of par value	**2,973**	2,539
Treasury stock (Note 1)	**(837)**	(836)
Earnings reinvested	**1,478**	1,013
Accumulated other comprehensive loss (Notes 1 and 17)	**(297)**	(446)
Capital stock expense and other	**(60)**	(48)
	3,259	2,224
	$17,123	$15,552

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

Consolidated Statement of Shareowners' Common Equity and Comprehensive Income

(Millions of dollars, except per share amounts) *For the years ended December 31,*	**2003**	2002	2001
Common stock at beginning of year	**$ 2**	$ 2	$ 2
Common stock at end of year	**2**	2	2
Capital in excess of par value at beginning of year	**2,539**	1,956	1,895
Common stock issued	**426**	587	54
Other	**8**	(4)	7
Capital in excess of par value at end of year	**2,973**	2,539	1,956
Treasury stock at beginning of year	**(836)**	(836)	(836)
Treasury stock purchased	**(1)**		
Treasury stock at end of year	**(837)**	(836)	(836)
Earnings reinvested at beginning of year	**1,013**	1,023	999
Net income (b)	**734**	208	179
Cash dividends declared on common stock	**(269)**	(218)	(155)
Earnings reinvested at end of year	**1,478**	1,013	1,023
Accumulated other comprehensive loss at beginning of year (c)	**(446)**	(251)	(36)
Foreign currency translation adjustments (b)	**106**	125	(234)
Unrealized gain (loss) on available-for-sale securities (b)	**24**	(3)	(4)
Minimum pension liability adjustments (b) (d)	**(10)**	(301)	
Unrealized gain (loss) on qualifying derivatives (b)	**29**	(16)	23
Accumulated other comprehensive loss at end of year	**(297)**	(446)	(251)
Capital stock expense and other at beginning of year	**(48)**	(37)	(12)
Issuance costs and other charges to issue common stock	**(9)**	(18)	
Issuance costs and other charges to issue PEPS Units	**(3)**		(25)
Other		7	
Capital stock expense and other at end of year	**(60)**	(48)	(37)
Total shareowners' common equity	**$3,259**	$2,224	$1,857
Common stock shares at beginning of year (a)	**165,736**	146,580	145,041
Common stock issued through the ESOP, DRIP, ICP, ICPKE, structured equity program and public offering	**11,652**	19,156	1,539
Treasury stock purchased	**(26)**		
Common stock shares at end of year	**177,362**	165,736	146,580

(a) Shares in thousands; $.01 par value, 390 million shares authorized. Each share entitles the holder to one vote on any question presented to any shareowners' meeting.

(b) Statement of Comprehensive Income (Loss) (Note 1):

	2003	2002	2001
Net income	**$734**	$ 208	$ 179
Other comprehensive income (loss):			
Foreign currency translation adjustments, net of tax (benefit) of $0, $(5), $15	**106**	125	(234)
Unrealized gain (loss) on available-for-sale securities, net of tax (benefit) of $14, $(2), $(3)	**24**	(3)	(4)
Minimum pension liability adjustments, net of tax (benefit) of $(4), $(131)	**(10)**	(301)	
Unrealized gain (loss) on qualifying derivatives, net of tax (benefit) of $15, $(10), $12	**29**	(16)	23
Total other comprehensive income (loss)	**149**	(195)	(215)
Comprehensive income (loss)	**$883**	$ 13	$ (36)

(c) See Note 1 for disclosure of balances for each component of Accumulated Other Comprehensive Loss.

(d) See Note 12 for additional information on the adjustments to the additional minimum pension liability.

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

Consolidated Statement of Preferred Stock

(Millions of dollars)	*At December 31,*	Outstanding 2003	Outstanding 2002	Shares Outstanding 2003	Shares Authorized
PPL ELECTRIC (a)					
Preferred Stock – $100 par, cumulative					
4-1/2%		**$25**	$25	**247,524**	629,936
Series Preferred		**26**	57	**257,665**	10,000,000
		$51	$82		

DETAILS OF PREFERRED STOCK (b)

(Millions of dollars)	Outstanding 2003	Outstanding 2002	Shares Outstanding 2003	Optional Redemption Price per Share
With Sinking Fund Requirements (c)				
Series Preferred				
6.125%		$17		
6.15%		10		
6.33%		4		
		$31		
Without Sinking Fund Requirements				
4-1/2% Preferred	**$25**	$25	**247,524**	$110.00
Series Preferred				
3.35%	**2**	2	**20,605**	103.50
4.40%	**12**	12	**117,676**	102.00
4.60%	**3**	3	**28,614**	103.00
6.75%	**9**	9	**90,770**	103.38
	$51	$51		

DECREASES IN PREFERRED STOCK

	2003		2002		2001	
	Shares	**Amount**	Shares	Amount	Shares	Amount
4-1/2% Preferred					(134)	
Series Preferred						
5.95%					(10,000)	$ (1)
6.125%	**(167,500)**	**$(17)**			(148,000)	(14)
6.15%	**(97,500)**	**(10)**				
6.33%	**(46,000)**	**(4)**				

Decreases in Preferred Stock normally represent: (i) the redemption of stock pursuant to mandatory sinking fund requirements; or (ii) shares redeemed pursuant to optional redemption provisions.

(a) Each share of PPL Electric's preferred stock entitles the holder to one vote on any question presented to PPL Electric's shareowners' meetings. There were also 10 million shares of PPL's preferred stock and 5 million shares of PPL Electric's preference stock authorized; none were outstanding at December 31, 2003 and 2002.

(b) The involuntary liquidation price of the preferred stock is $100 per share. The optional voluntary liquidation price is the optional redemption price per share in effect, except for the 4-1/2% Preferred Stock for which such price is $100 per share (plus in each case any unpaid dividends).

(c) See Note 22 for additional information.

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

Consolidated Statement of Company-obligated Mandatorily Redeemable Securities

(Millions of dollars)	*At December 31,*	Outstanding	
		2003 [c]	2002
Company-obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts Holding Solely Company Debentures			
$25 per security			
7.75% [a]			$575
$1,000 per security			
8.23% [b]			86
			$661

[a] In May 2001, PPL and PPL Capital Funding Trust I, a wholly-owned financing subsidiary of PPL, issued $575 million of 7.75% PEPS Units. Each PEPS Unit consists of (i) a contract to purchase shares of PPL common stock on or prior to May 18, 2004 and (ii) a trust preferred security of PPL Capital Funding Trust I with a maturity date of May 2006 and a stated liquidation amount of $25. Each purchase contract requires PPL to make contract adjustment payments of .46% per year, paid quarterly, on the $25 stated amount of the PEPS Unit and requires the holders of the contracts to purchase a number of shares of PPL common stock on or prior to May 18, 2004. The number of shares required to be purchased will depend on the average market price of PPL's common stock prior to the purchase date, subject to certain limitations. The holders' obligations to purchase shares under the purchase contracts may be settled with the proceeds of a remarketing of the trust preferred securities, which have been pledged to secure these obligations. The distribution rate on each preferred security is 7.29% per year, paid quarterly, until May 18, 2004. The trust's sole source of funds for distributions are from payments of interest on the 7.29% subordinated notes of PPL Capital Funding, due May 18, 2006, issued to the trust. PPL has guaranteed the payment of principal and interest on the subordinated notes issued to the trust by PPL Capital Funding. PPL has also fully and unconditionally guaranteed all of the trust's obligations under the trust preferred securities. See Note 8 for a discussion of dividend restrictions related to PPL's subsidiaries.

[b] SIUK Capital Trust I issued $82 million of 8.23% preferred securities maturing in February 2027 and invested the proceeds in 8.23% subordinated debentures maturing in February 2027 issued by SIUK Limited. Thus, the preferred securities are supported by a corresponding amount of subordinated debentures. SIUK Limited owned all of the common securities of SIUK Capital Trust I and guaranteed all of SIUK Capital Trust I's obligations under the preferred securities. In January 2003, SIUK Limited transferred its assets and liabilities, including the common securities of SIUK Capital Trust I and the obligations under the subordinated debentures, to WPD LLP. Therefore, WPD LLP currently guarantees all of SIUK Capital Trust I's obligations under the preferred securities. SIUK Capital Trust I may, at the discretion of WPD LLP, redeem the preferred securities, in whole or in part, at 104.115% of par beginning February 2007 and thereafter at an annually declining premium over par through January 2017, after which time they are redeemable at par. With PPL's acquisition of the controlling interest in WPD in September 2002, these preferred securities were consolidated on the books of PPL at their then fair value of $86 million. See Note 9 for information on the acquisition of a controlling interest in WPD.

[c] On July 1, 2003, PPL adopted the provisions of SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." These preferred securities are mandatorily redeemable financial instruments, as they require the issuer to redeem the securities for cash on a specified date. Thus, they should be classified as liabilities, as a component of long-term debt, instead of "mezzanine" equity on the Balance Sheet. However, as of December 31, 2003, no amounts were included in "Long-term Debt" for these securities because PPL Capital Funding Trust I and SIUK Capital Trust I were deconsolidated effective December 31, 2003 in connection with the adoption of FIN 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," for certain entities. Instead, the subordinated debt securities that support the trust preferred securities are reflected in "Long-term Debt With Affiliate Trusts" as of December 31, 2003. See Note 22 for additional information on SFAS 150 and FIN 46.

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

Consolidated Statement of Long-term Debt

(Millions of dollars)	*At December 31,*	Outstanding **2003**	2002	Maturity [a]
Bonds:				
6-1/2% – 7-7/8% First Mortgage Bonds [b]		**$ 297** [d]	$ 382	2003–2024
3.125% – 6.40% First Mortgage Pollution Control Bonds [b]		**314** [e]	314	2008–2029
4.30% – 6-1/4% Senior Secured Bonds [b]		**900** [f]	800	2007–2013
6.08% to 7.15% Series 1999-1 Transition Bonds		**1,423** [g]	1,678	2003–2008
5.875% – 9.25% Unsecured Bonds		**1,982** [h]	1,583	2004–2028
6.20% – 6.40% Inflation-linked Bonds		**150** [i]	131	2006–2022
1.54% Pollution Control Revenue Bonds		**9**	9	2027
Notes:				
5.75% – 8.375% Medium-term Notes [c]		**737** [j]	822	2004–2007
6.40% Senior Unsecured Notes		**500**	500	2011
8.05% – 8.30% Senior Secured Notes		**437** [k]		2013
2.625% Convertible Senior Notes		**400** [l]		2023
8.70% – 9.64% Unsecured Promissory Notes		**12** [m]	12	2010–2022
Term loan – variable rate (2.56% at December 31, 2003)		**625** [n]		2008
Trust securities – variable rate (3.435% at December 31, 2003)		**31** [n]		2008
Other long-term debt		**27**	21	2003–2013
		7,844	6,252	
Fair value swaps		**28**	28	
Unamortized discount		**(13)**	(13)	
		7,859	6,267	
Less amount due within one year		**(395)**	(366)	
Total long-term debt		**$7,464**	$5,901	
Long-term Debt With Affiliate Trusts:				
7.29% Subordinated Notes		**$ 592** [o]		2006
8.23% Subordinated Debentures		**89** [o]		2027
Total long-term debt with affiliate trusts		**$ 681**		

[a] Aggregate maturities of long-term debt through 2008 are (millions of dollars): 2004, $395; 2005, $911; 2006, $1,454; 2007, $1,070; and 2008, $1,280.

[b] The First Mortgage Bonds and the First Mortgage Pollution Control Bonds were issued under, and are secured by, the lien of the 1945 First Mortgage Bond Indenture. The lien of the 1945 First Mortgage Bond Indenture covers substantially all electric transmission and distribution plant owned by PPL Electric. The Senior Secured Bonds were issued under the 2001 Senior Secured Bond Indenture. The Senior Secured Bonds are secured by (i) an equal principal amount of First Mortgage Bonds issued under the 1945 First Mortgage Bond Indenture and (ii) the lien of the 2001 Senior Secured Bond Indenture, which covers substantially all electric transmission and distribution plant owned by PPL Electric and which is junior to the lien of the 1945 First Mortgage Bond Indenture.

[c] PPL fully and unconditionally guarantees the medium-term notes of PPL Capital Funding, a wholly-owned financing subsidiary of PPL. See Note 8 for a discussion of dividend restrictions related to PPL's subsidiaries.

[d] In April 2003, PPL Electric redeemed and retired all of its outstanding First Mortgage Bonds 7-7/8% Series due 2023, at an aggregate par value of $46 million, and in December 2003, retired $19 million of its First Mortgage Bonds 6-3/4% Series due 2023.

[e] In February 2003, PPL Electric issued $90 million of 3.125% Pollution Control Bonds and also retired $90 million of its 6.40% Series H Pollution Control Bonds.

[f] In May 2003, PPL Electric issued $100 million of 4.30% Senior Secured Bonds.

[g] In August 1999, PPL Transition Bond Company issued $2.4 billion of transition bonds to securitize a portion of PPL Electric's stranded costs. The bonds were issued in eight different classes, with expected average lives of 1 to 8.7 years. Bond principal payments of $255 million were made in 2003.

[h] In March 2003, WPD issued £200 million of 5.875% bonds due 2027 and in May 2003 WPD issued an additional £50 million of 5.875% bonds due 2027. During the fourth quarter, WPD retired $53 million of 7.375% bonds due 2028.

[i] Increase due to an increase in foreign currency exchange rates.

[j] During 2003, PPL Capital Funding retired the following series of medium-term notes: $60 million of 6.375% Series due 2003, $20 million of 6.23% Series due 2003 and $5 million of 6.40% Series due 2003.

[k] Represents lease financing consolidated through a variable interest entity. See Note 22 for additional information. Secured by, among other things, the generation facility, which had a carrying value of $442 million as of December 31, 2003 and was included in "Property, Plant and Equipment – net – Construction work in progress" on the Balance Sheet.

[l] Issued by PPL Energy Supply in May 2003.

[m] In September 2003, PPL Gas Utilities made a $750,000 principal payment on its 9.64% Notes due 2010.

[n] Represents lease financing consolidated through a variable interest entity. See Note 22 for additional information. Borrowings bear interest at a floating rate, based, at PPL's option, upon (i) LIBOR plus an applicable percentage that is subject to change based on the credit ratings of PPL Energy Supply or (ii) the greater of (a) the Wachovia Bank N.A. corporate base rate or (b) the federal funds rate plus 0.50%, plus an applicable percentage that is subject to change based on the credit ratings of PPL Energy Supply. Secured by, among other things, the generation facilities and the land on which the facilities are located. As of December 31, 2003, the aggregate carrying value of the facilities and the land was $617 million, net of accumulated depreciation of $26 million, and was included in "Property, Plant and Equipment – net – Electric plant in service" and "Regulatory and Other Noncurrent Assets – Other intangibles" on the Balance Sheet.

[o] Represents debt with a wholly-owned trust that was deconsolidated effective December 31, 2003 as a result of the adoption of FIN 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," for certain entities. See Note 22 for further discussion.

The accompanying Notes to Consolidated Financial Statements are an integral part of the financial statements.

Notes to Consolidated Financial Statements

Terms and abbreviations appearing in Notes to Consolidated Financial Statements are explained in the glossary. Dollars are in millions, except per share data, unless otherwise noted.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and Consolidation

PPL is an energy and utility holding company that, through its subsidiaries, is primarily engaged in the generation and marketing of electricity in the northeastern and western U.S. and in the delivery of electricity in Pennsylvania, the U.K. and Latin America. Based in Allentown, Pennsylvania, PPL's principal subsidiaries are PPL Energy Funding, PPL Electric, PPL Gas Utilities, PPL Services and PPL Capital Funding.

PPL Energy Funding is the parent of PPL Energy Supply, which serves as the holding company for PPL's principal unregulated subsidiaries. PPL Energy Supply is the parent of PPL Generation, PPL EnergyPlus and PPL Global.

PPL Generation owns and operates a portfolio of domestic power generating assets. These power plants are located in Pennsylvania, Montana, Arizona, Illinois, Connecticut, New York and Maine and use well-diversified fuel sources including coal, nuclear, natural gas, oil and hydro. PPL EnergyPlus markets or brokers electricity produced by PPL Generation, along with purchased power, natural gas and oil in competitive wholesale and deregulated retail markets, primarily in the northeastern and western portions of the U.S. PPL Global acquires and develops domestic generation projects that are, in turn, operated by PPL Generation as part of its portfolio of generation assets. PPL Global also acquires and holds international energy projects that are primarily focused on the distribution of electricity.

PPL Electric is the principal regulated subsidiary of PPL. PPL Electric's principal businesses are the transmission and distribution of electricity to serve retail customers in its franchised territory in eastern and central Pennsylvania, and the supply of electricity to retail customers in that territory as a PLR.

PPL Montana commenced operations in 1999, after the purchase of substantially all of the generation assets and certain contracts of the utility division of Montana Power. PPL Montana operates steam generation and hydroelectric facilities throughout Montana. PPL Montana has been designated as an EWG under the Federal Power Act and sells wholesale power throughout the western U.S. PPL Montana Holdings, LLC is the sole Member of PPL Montana and is an indirect, wholly-owned subsidiary of PPL.

The consolidated financial statements of PPL, PPL Energy Supply, PPL Electric and PPL Montana include each company's own accounts as well as the accounts of all entities in which the company has a controlling financial interest. Investments in entities in which the company has the ability to exercise significant influence but does not have a controlling financial interest are accounted for under the equity method. All other investments are carried at cost. All significant intercompany transactions have been eliminated. Any minority interests in operating results, and equity ownership, are reflected in the consolidated financial statements.

It is the policy of PPL Global to consolidate foreign subsidiaries and record equity in earnings of other foreign entities on a lag, based on the availability of financial data on a U.S. GAAP basis:

- Earnings from foreign equity method investments are recorded on a three-month lag.
- PPL and its subsidiaries consolidate the results of foreign entities in which they have a controlling financial interest (WPD, Emel, EC, the Bolivian subsidiaries and other investments) on a one-month lag.

Effective August 21, 2002, PPL Global deconsolidated CEMAR and began accounting for it using the cost method. See Note 9 for further discussion.

Effective December 31, 2003, PPL's consolidated financial statements include the accounts of the lessors under the operating leases for the Sundance, University Park and Lower Mt. Bethel generation facilities. These entities are not included in the consolidated financial statements for periods ending prior to December 31, 2003. See "FIN 46 and FIN 46(R)" in Note 22 for further discussion.

Effective December 31, 2003, PPL deconsolidated PPL Capital Funding Trust I and SIUK Capital Trust I, both of which are wholly-owned trusts. Both entities are included in PPL's consolidated financial statements for periods ending prior to December 31, 2003. See "FIN 46 and FIN 46(R)" in Note 22 for further discussion.

The consolidated financial statements of PPL include its share of undivided interest in jointly-owned facilities, as well as its share of the related operating costs of those facilities. See Note 13 for additional information.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PPL records loss accruals in accordance with SFAS No. 5, "Accounting for Contingencies."

Accounting Records

The system of accounts for PPL Electric and PPL Gas Utilities are maintained in accordance with the Uniform System of Accounts prescribed by the FERC and adopted by the PUC.

Cash Equivalents

All highly liquid debt instruments purchased with original maturities of three months or less are considered to be cash equivalents.

Property, Plant and Equipment

PP&E is recorded at original cost, unless impaired. If impaired, the asset is written down to fair value at that time, which becomes the asset's new cost basis. Original cost includes material, labor, contractor costs, construction overheads and financing costs, where applicable. The cost of repairs and minor replacements are charged to expense as incurred. PPL records costs associated with planned major maintenance projects in the period in which the costs are incurred. No costs are accrued in advance of the period in which the work is performed.

When a component of PP&E is retired that was depreciated under the composite or group method, the original cost is charged to accumulated depreciation. When all or a significant portion of an operating unit is retired or sold that was depreciated under the composite or group method, the property and the related accumulated depreciation account is reduced and any gain or loss is included in income, unless otherwise required by regulators. Depreciation is computed over the estimated useful lives of property using various methods including the straight-line, composite and group methods. PPL and its subsidiaries periodically review and adjust the depreciable lives of their fixed assets.

AFUDC is capitalized as part of the construction costs for regulated projects. Interest is capitalized as part of construction costs for non-regulated projects.

Following are the classes of PP&E, with the associated accumulated depreciation, at December 31:

	2003	2002
Electric plant		
Generation	**$ 8,191**	$ 7,407
Transmission and distribution	**7,324**	7,279
General	**728**	749
Construction work in progress	**627**	223
Nuclear fuel	**308**	312
Gas and oil	**321**	321
Other property	**276**	301
	17,775	16,592
Less: Accumulated depreciation and amortization	**7,329**	7,026
	$10,446	$9,566
Following are the weighted-average rates of depreciation at December 31:		
Generation	2.01%	1.88%
Transmission and distribution	3.16%	2.99%
General	3.75%	2.72%
The annual provisions for depreciation have been computed principally in accordance with the following ranges, in years, of asset lives:		
Generation	5-65	
Transmission and distribution	15-80	
General	3-80	

As of July 1, 2003, PPL Generation changed the depreciable lives of its gas-fired peaking plants from 30 to 40 years based upon engineering estimates. This change decreased depreciation by $1 million in 2003 and is expected to decrease depreciation by $8 million in 2004 and thereafter, which includes the impact for certain gas-fired peaking plants consolidated in accordance with FIN 46. See Note 22 for further discussion of FIN 46.

Property, Plant and Equipment and Intangible Asset-Impairments

Long-lived assets and identifiable intangibles held and used by PPL and its subsidiaries are reviewed for impairment when events or circumstances indicate carrying amounts may not be recoverable. An impairment loss is recognized if the carrying amount of PP&E and identifiable intangibles is not recoverable from undiscounted future cash flow. The impairment charge is measured by the difference between the carrying amount of the asset and its fair value. Goodwill is reviewed for impairment annually or more frequently when events or circumstances indicate that the carrying value may be greater than the implied fair value. If the carrying value of the reporting unit exceeds its fair value, the implied fair value of goodwill must be calculated. If the implied fair value goodwill is less than its carrying value, the difference represents the amount of the impairment. See Notes 9 and 18 for a discussion of asset impairment charges recorded.

Debt Securities

Debt securities that have been classified as held-to-maturity have been so classified due to the intent to hold such securities to maturity and the ability to do so. All other debt securities have been classified as available-for-sale or trading.

Regulation

PPL Electric, PPL Gas Utilities, and a Latin American affiliate account for regulated operations in accordance with the provisions of SFAS 71, "Accounting for the Effects of Certain Types of Regulation," which requires rate-regulated entities to reflect the effects of regulatory decisions in their financial statements.

The following regulatory assets were included in the "Regulatory and Other Noncurrent Assets" section of the Balance Sheet at December 31:

PPL	**2003**	2002
Recoverable transition costs	**$1,687**	$1,946
Taxes recoverable through future rates	**250**	260
Other	**24**	13
	$1,961	$2,219

Based on the PUC Final Order, PPL Electric began amortizing its competitive transition (or stranded) costs, $2.97 billion, over an 11-year transition period effective January 1, 1999. In August 1999, competitive transition costs of $2.4 billion were converted to intangible transition costs when they were securitized by the issuance of transition bonds. The intangible transition costs are being amortized over the life of the transition bonds, through December 2008, in accordance with an amortization schedule filed with the PUC. The assets of PPL Transition Bond Company, including the intangible transition property, are not available to creditors of PPL or PPL Electric. The transition bonds are obligations of PPL Transition Bond Company and are non-recourse to PPL and PPL Electric. The remaining competitive transition costs are also being amortized based on an amortization schedule previously filed with the PUC, adjusted for those competitive transition costs that were converted to intangible transition costs. As a result of the conversion of a significant portion of the competitive transition costs into intangible transition costs, amortization of substantially all of the remaining competitive transition costs will occur in 2009.

Included in "Other" above, are approximately $15 million of storm restoration costs associated with the September 2003 Hurricane Isabel. These costs have been deferred in accordance with the PUC declaratory order of January 16, 2004. The ratemaking treatment of these losses will be addressed in the 2004 rate proceeding. PPL believes there is a reasonable basis for recovery of all regulatory assets.

Accounting for Derivatives and Other Contracts Held for Trading Purposes

PPL enters into energy and energy-related contracts. PPL enters into interest rate derivative contracts to hedge their exposure to changes in the fair value of their debt instruments and to hedge their exposure to variability in expected cash flows associated with existing debt instruments or forecasted transactions. PPL also enters into foreign currency derivative contracts to hedge foreign currency exposures, including firm commitments, recognized assets or liabilities, forecasted transactions or net investments.

Notes to Consolidated Financial Statements

Contracts that meet the definition of a derivative are accounted for under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted. Certain energy contracts have been excluded from the requirements of SFAS 133 because they meet the definition of a "normal purchase or normal sale" under DIG Issue C15, "Scope Exceptions: Normal Purchases and Normal Sales Exception for Certain Option-Type Contracts and Forward Contracts in Electricity." These contracts are reflected in the financial statements using the accrual method of accounting.

Additionally, PPL adopted SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," as of July 1, 2003. The requirements of SFAS 149, which required prospective application, placed additional limitations on the use of the normal purchase or normal sale exception. Therefore, the accounting for certain types of transactions has been changed on a prospective basis to conform with SFAS 149.

Under SFAS 133, all derivatives are recognized on the balance sheet at their fair value. On the date the derivative contract is executed, PPL designates the derivative as a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge), a foreign currency fair value or cash flow hedge ("foreign currency" hedge), a hedge of a net investment in a foreign operation or a trading derivative. Changes in the fair value of a derivative that is highly effective as, and is designated and qualifies as, a fair value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk, are recorded in current-period earnings. Changes in the fair value of a derivative that is highly effective as, and is designated as and qualifies as, a cash flow hedge are recorded in other comprehensive income, until earnings are affected by the variability of cash flows being hedged. Changes in the fair value of derivatives that are designated as and qualify as foreign currency hedges are recorded in either current-period earnings or other comprehensive income, depending on whether the hedge transaction is a fair value hedge or a cash flow hedge. If a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded within other comprehensive income. Changes in the fair value of derivatives that are not designated as hedging instruments are reported in current-period earnings.

Unrealized gains and losses from changes in market prices of energy contracts accounted for as fair value hedges are reflected in "Energy purchases" on the Statement of Income, as are changes in the underlying positions. Gains and losses from changes in market prices of energy contracts accounted for as cash flow hedges, when recognized on the Statement of Income, are reflected in "Wholesale energy marketing" revenues or "Energy purchases," consistent with the hedged item. Gains and losses from changes in the market price of interest rate and foreign currency derivative contracts, when recognized on the Statement of Income, are accounted for in "Interest Expense."

Gains or losses on interest rate derivative contracts that settled prior to the adoption of SFAS 133 were deferred and are being recognized over the life of the debt. Market gains and losses on foreign currency derivative contracts that settled prior to the adoption of SFAS 133 were recognized in accordance with SFAS 52, "Foreign Currency Translation," and are included in "Foreign currency translation adjustments," a component of accumulated other comprehensive income (loss).

In the fourth quarter of 2002, PPL adopted the accounting requirements under EITF 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities." As such, PPL reflects its net realized and unrealized gains and losses associated with all derivatives that are held for trading purposes in the "Net energy trading margins" line on the Statement of Income. Non-derivative contracts that met the definition of energy trading activities as defined by EITF 98-10, "Accounting for Energy Trading and Risk Management Activities" are reflected in the financial statements using the accrual method of accounting. Prior periods were restated.

PPL has adopted the final provisions of EITF 03-11, "Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133 and Not 'Held for Trading Purposes' as Defined in Issue No. 02-3," prospectively as of October 1, 2003. As a result of the adoption, non-trading bilateral sales of electricity at major market delivery points are netted with purchases that offset the sales at those same delivery points. A major market delivery point is any delivery point with liquid pricing available. The impact of adopting EITF 03-11 was a reduction in both "Wholesale energy marketing" revenues and "Energy purchases" of $105 million in PPL's Statement of Income.

See Note 17 for additional information on SFAS 133, its amendments and related accounting guidance.

Revenue Recognition

Operating revenues, except for energy related businesses, are recorded based on energy deliveries through the end of the calendar month. Unbilled retail revenues result because customers' meters are read and bills are rendered throughout the month, rather than all being read at the end of the month. Unbilled revenues for a month are calculated by multiplying an estimate of unbilled kWh by the estimated average cents per kWh. Unbilled wholesale energy revenues are recorded at month end to reflect estimated amounts until actual dollars and MWhs are confirmed and invoiced. At that time unbilled revenue is reversed and actual revenue is recorded.

"Energy related businesses" revenue includes revenues from the mechanical contracting and engineering subsidiaries and PPL Global's proportionate share of affiliate earnings under the equity or cost method of accounting, as described in the "Business and Consolidation" section of Note 1. The mechanical contracting and engineering subsidiaries record profits from construction contracts on the percentage-of-completion method of accounting. Income from time and material contracts is recognized currently as the work is performed.

Utility Revenue

The Statement of Income "Utility" line item contains revenues from domestic and international rate-regulated delivery operations, including WPD.

WPD revenues are stated net of value-added tax.

Since most of PPL Electric's operations are regulated, it is not meaningful to use a "Utility" caption. Therefore, the revenues of PPL Electric are presented according to specific types of revenue.

Income Taxes

The income tax provision for PPL and its subsidiaries is calculated in accordance with SFAS 109, "Accounting for Income Taxes." PPL and its domestic subsidiaries file a consolidated U.S. federal income tax return.

The provision for PPL Electric's deferred income taxes for regulated assets is based upon the ratemaking principles reflected in rates established by the PUC and the FERC. The difference in the provision for deferred income taxes for regulated assets and the amount that otherwise would be recorded under U.S. GAAP is deferred and included in taxes recoverable through future rates in "Regulatory and Other Noncurrent Assets – Other" on the Balance Sheet. See Note 5 for additional information.

PPL Electric deferred investment tax credits when they were utilized and is amortizing the deferrals over the average lives of the related assets.

Leases

PPL and its subsidiaries apply the provisions of SFAS 13, "Accounting for Leases" as amended and interpreted, to all leasing transactions. See Note 10 for a discussion of accounting for leases under which PPL is lessee.

In 2002, PPL began commercial operation of its 79.9 MW oil-powered station in Shoreham, New York. The Long Island Power Authority has contracted to purchase all of the plant's capacity and ancillary services as part of a 15-year power purchase agreement with PPL EnergyPlus. The capacity payments in the power purchase agreement result in the plant being classified as a direct financing lease, under which PPL EnergyPlus is the lessor. As of December 31, 2003 and 2002, PPL had a receivable balance of $277 million (included in "Current Assets – Other" and "Regulatory and Other Noncurrent Assets – Other") and an unearned revenue balance of $167 million (included in "Deferred Credits and Other Noncurrent Liabilities – Other"). Rental income received through this direct financing lease during 2003 and 2002 was $15 million and $5 million. Total future minimum lease payments expected to be received are estimated at $16 million for each of the years from 2004 through 2008.

Stock-Based Compensation

PPL grants stock options, restricted stock, restricted stock units and stock units to employees and directors under several stock-based compensation plans. SFAS 123, "Accounting for Stock-Based Compensation," encourages entities to record compensation expense for stock-based compensation plans at fair value but provides the option of measuring compensation expense using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." The fair value method under SFAS 123 is the preferable method of accounting for stock-based compensation, as it provides a consistent basis of accounting for all stock-based awards, thereby facilitating a better measure of compensation cost and improved financial reporting.

Prior to 2003, PPL accounted for stock-based compensation in accordance with APB Opinion No. 25, as permitted by SFAS 123. Effective January 1, 2003, PPL and its subsidiaries adopted the fair value method of accounting for stock-based compensation, as prescribed by SFAS 123, using the prospective method of transition permitted by SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an Amendment of FASB Statement No. 123." See Note 22 for further discussion of SFAS 148. The prospective method of transition requires PPL and its subsidiaries to use the fair value method under SFAS 123 for all stock-based compensation awards granted, modified or settled on or after January 1, 2003. Thus, all awards granted prior to January 1, 2003 continue to be accounted for under the intrinsic value method of APB Opinion No. 25, to the extent such awards are not modified or settled. Stock-based compensation is included in "Other operation and maintenance" expense on PPL's Statement of Income.

Use of the fair value method prescribed by SFAS 123 requires PPL and its subsidiaries to recognize compensation expense for stock options issued. Fair value for the stock options is determined using the Black-Scholes options pricing model.

PPL and its subsidiaries were not required to recognize compensation expense for stock options issued under the intrinsic value method of APB Opinion No. 25, since PPL grants stock options with an exercise price that is not less than the fair market value of PPL's common stock on the date of grant. For stock options granted under the fair value method of SFAS 123, stock option expense for PPL was approximately $3 million for 2003. As currently structured, awards of restricted stock, restricted stock units and stock units result in the same amount of compensation expense under the fair value method of SFAS 123 as they would under the intrinsic value method of APB Opinion No. 25.

The following table illustrates the pro forma effect on net income and EPS as if the fair value method had been used to account for all outstanding stock-based compensation awards in the years shown:

	2003	2002	2001
Income			
Net Income – as reported	**$ 734**	$ 208	$ 179
Add: Stock-based employee compensation expense included in reported net income, net of tax	**5**	3	3
Deduct: Total stock-based compensation expense determined under the fair value based method for all awards, net of tax	**9**	8	6
Pro forma net income	**$ 730**	$ 203	$ 176
EPS			
Basic – as reported	**$4.25**	$1.37	$1.23
Basic – pro forma	**$4.23**	$1.34	$1.21
Diluted – as reported	**$4.24**	$1.36	$1.22
Diluted – pro forma	**$4.22**	$1.33	$1.20

Pension and Other Postretirement Benefits

See Note 12 for a discussion of accounting for pension and other postretirement benefits.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income, defined as changes in common equity from transactions not related to shareowners. Other comprehensive income consists of foreign currency translation adjustments recorded by PPL Global, unrealized gains or losses on available-for-sale securities and qualifying derivatives, and the excess of additional pension liability over unamortized prior service costs, net of taxes. Comprehensive income is reflected on the Statement of Shareowners' Common Equity and Comprehensive Income, and "Accumulated other comprehensive loss" is presented on the Balance Sheet.

Notes to Consolidated Financial Statements

The accumulated other comprehensive loss of PPL consisted of the following at December 31:

	2003	2002
Foreign currency translation adjustments	**$ (37)**	$(143)
Unrealized gains (losses) on available-for-sale securities	**20**	(4)
Minimum pension liability	**(316)**	(306)
Unrealized gains on qualifying derivatives	**36**	7
	$(297)	$(446)

Treasury Stock

Treasury shares are reflected on the balance sheet as an offset to common equity under the cost method of accounting. Management has no definitive plans for the future use of these shares. Treasury shares are not considered outstanding in calculating EPS.

Foreign Currency Translation and Transactions

Assets and liabilities of international operations, where the local currency is the functional currency, are translated at year-end exchange rates, and related revenues and expenses are translated at average exchange rates prevailing during the year. Adjustments resulting from translation are recorded in accumulated other comprehensive loss.

Gains or losses relating to foreign currency transactions are recognized currently in income. The aggregate transaction gain (loss) was $(1) million, $(9) million and $8 million in 2003, 2002 and 2001.

Independent System Operator

Certain PPL subsidiaries participate in PJM in several roles. Certain PPL subsidiaries also participate in the New England Power Pool (NEPOOL) and the New York ISO (NYISO) in a less significant way than in PJM. In PJM, PPL EnergyPlus is a marketer, a load-serving entity to its customers who selected it as a supplier under the Customer Choice Act and a seller for PPL's Pennsylvania generation subsidiaries. PPL Electric is a transmission owner and provider of last resort in PJM. In NEPOOL, PPL EnergyPlus is a marketer and a seller for PPL's New England generating assets. In the NYISO, PPL EnergyPlus acts as a marketer. PPL Electric does not participate in NEPOOL or NYISO.

A function of interchange accounting is to match participants' MWh entitlements (generation plus scheduled bilateral purchases) against their MWh obligations (load plus scheduled bilateral sales) during every hour of every day. If the net result during any given hour is an entitlement, the participant is credited with a spot market sale to the ISO at the respective market price for that hour; if the net result is an obligation, the participant is charged with a spot market purchase from the ISO at the respective market price for that hour. ISO purchases and sales are not allocated to individual customers.

PPL records the hourly net sales and purchases in its financial statements as sales to and purchases from the respective ISOs, in accordance with the FERC and industry accounting.

Reclassifications

Certain amounts in the 2002 and 2001 financial statements have been reclassified to conform to the current presentation.

Other

See Note 18 for a discussion of the accounting for goodwill and other intangible assets, Note 21 for a discussion of the accounting for asset retirement obligations, and Note 22 for a discussion of other new accounting standards.

2. SEGMENT AND RELATED INFORMATION

PPL's reportable segments are Supply, Delivery and International. The Supply segment primarily consists of the domestic energy marketing, domestic generation and domestic development operations of PPL Energy Supply. The Delivery segment includes the regulated electric and gas delivery operations of PPL Electric and PPL Gas Utilities. The International segment includes PPL Global's responsibility for the acquisition and holding of international energy projects. The majority of PPL Global's international investments are located in the U.K., Chile, El Salvador and Bolivia.

Segments include direct charges, as well as an allocation of indirect corporate costs, for services provided by PPL Services. These service costs include functions such as financial, legal, human resources and information services.

Financial data for the segments are as follows:

	2003	2002	2001
Income Statement Data			
Revenues from external customers			
Supply	**$1,795**	$1,697	$1,668
Delivery	**2,778**	2,706	2,867
International (a)	**1,014**	1,078	580
	5,587	5,481	5,115
Intersegment revenues			
Supply	**1,451**	1,434	1,331
Delivery	**160**	183	196
Equity in earnings of unconsolidated affiliates			
Supply	**(14)**	(12)	12
International (a)	**3**	3	113
	(11)	(9)	125
Depreciation			
Supply	**120**	129	126
Delivery	**110**	100	96
International (a)	**150**	138	44
	380	367	266
Amortizations – recoverable transition costs and other			
Supply	**(27)**	(38)	(35)
Delivery	**271**	236	259
	244	198	224
Interest income			
Supply	**(2)**	(5)	3
Delivery	**7**	20	10
International (a)	**7**	13	2
	12	28	15
Interest expense			
Supply	**43**	108	58
Delivery	**214**	214	233
International (a)	**218**	239	95
	475	561	386

	2003	2002	2001
Income taxes			
Supply	177	119	153
Delivery	23	24	71
International [a]	(30)	67	37
	170	210	261
Net Income			
Supply [b]	502	356	368
Delivery	36	48	126
International [c]	196	(196)	(315)
	$734	$ 208	$ 179
Cash Flow Data			
Expenditures for property, plant and equipment			
Supply	$274	$ 299	$ 290
Delivery	251	237	153
International	246	113	126
	771	649	569
Investment in generating assets and electric energy projects			
Supply		261	176
International [d]		211	136
	$	$ 472	$ 312

As of December 31,	2003	2002
Balance Sheet Data		
Net investment in unconsolidated affiliates – at equity		
Supply	$ 207	$ 198
International	23	36
	230	234
Total assets		
Supply	6,491	4,910
Delivery	5,690	5,867
International	4,942	4,775
	$17,123	$15,552

	2003	2002	2001
Geographic Data			
Revenues from external customers			
Domestic	$ 4,573	$4,403	$4,535
Foreign [a]	1,014	1,078	580
	$ 5,587	$5,481	$5,115

As of December 31,	2003	2002
Property, plant and equipment – net		
Domestic	$ 7,072	$5,795
Foreign	3,374	3,771
	$10,446	$9,566

[a] 2002 contains the consolidated results of WPD. See Note 9 for additional information on the acquisition of a controlling interest in WPD.

[b] 2003 includes two cumulative-effect changes in accounting principle adjustments recorded in January and December 2003. See Note 21 and 22 for additional information.

[c] 2002 includes the cumulative-effect change in accounting principle recorded in March 2002. See Note 18 for additional information. The International segment also includes the write-downs of the CEMAR investment recorded in March and June 2002 described in Note 9.

[d] The 2002 amount represents the acquisition of the controlling interest in WPD.

3. INVESTMENT IN UNCONSOLIDATED AFFILIATES – AT EQUITY

In the third quarter of 2002, PPL Global acquired a controlling interest in WPD. As a result, PPL Global fully consolidated the financial results of WPD at September 30, 2002. See Note 9 for additional information.

Investment in unconsolidated affiliates accounted for under the equity method were as follows as of December 31 (equity ownership percentages as of December 31, 2003):

	2003	2002
Aguaytia Energy, LLC – 11.4%	$ 11	$ 14
Bangor Pacific Hydro Associates – 50.0%	15	14
Hidro Iberica, B.V. – 50.0%	9	8
Latin American Energy & Electricity Fund I, LP – 16.6%	3	3
PPL Capital Funding Trust I – 100%	18	
Safe Harbor Water Power Corporation – 33.3%	15	17
SIUK Capital Trust I – 100%	3	
Southwest Power Partners, LLC – 50.0%	156	167
Teesside Power Limited – 15.4%		
Other PPL Global investments [a]		11
Total PPL	$230	$234

[a] In 2003, PPL Global sold its investment in Wind Resources Limited, and fully consolidated its investment in TransEmel, upon acquisition of the remaining interest. See Note 9 for additional information on TransEmel.

Summarized below is information from the financial statements of unconsolidated affiliates accounted for under the equity method, underlying the amounts included in the consolidated financial statements:

	2003	2002	2001[a]
Income Statement Data			
Revenues	$126	$118	$111
Operating Income	17	13	42
Net Income (Loss)	(5)	(9)	52

As of December 31,	2003	2002
Balance Sheet Data		
Current Assets	$ 131	$139
Noncurrent Assets	1,414	807
Current Liabilities	47	31
Noncurrent Liabilities	924	298

[a] For purpose of comparability, the summarized information of WPD is excluded from 2001.

Notes to Consolidated Financial Statements

4. EARNINGS PER SHARE

Basic EPS is calculated by dividing "Net Income" on the Statement of Income by the weighted-average number of common shares outstanding during the period. Diluted EPS is calculated similarly for PPL, except that weighted average shares outstanding are increased for additional shares that would be outstanding if potentially dilutive securities were converted to common stock. Potentially dilutive securities consist of:

- stock options, restricted stock and restricted stock units granted under the incentive compensation plans,
- stock units representing common stock granted under the directors compensation programs,
- common stock purchase contracts that are a component of the PEPS units, and
- convertible senior notes.

The basic and diluted EPS calculations, and the reconciliation of the shares (in thousands) used in the calculations, are shown below:

	2003	2002	2001
Income (Numerator)			
Income from continuing operations	**$ 719**	$ 360	$ 169
Loss from discontinued operations	**(20)**	(2)	
Cumulative effect of a change in accounting principle (net of tax)	**35**	(150)	10
Net Income	**$ 734**	$ 208	$ 179
Shares (Denominator)			
Shares for Basic EPS	**172,795**	152,492	145,974
Add: Incremental shares			
Stock options and other share-based awards	**597**	317	640
Shares for Diluted EPS	**173,392**	152,809	146,614
Basic EPS			
Income from continuing operations	**$ 4.16**	$ 2.36	$1.16
Loss from discontinued operations	**(0.11)**	(0.01)	
Cumulative effect of a change in accounting principle (net of tax)	**0.20**	(0.98)	0.07
Net Income	**$ 4.25**	$ 1.37	$1.23
Diluted EPS			
Income from continuing operations	**$ 4.15**	$ 2.36	$1.15
Loss from discontinued operations	**(0.11)**	(0.01)	
Cumulative effect of a change in accounting principle (net of tax)	**0.20**	(0.99)	0.07
Net Income	**$ 4.24**	$ 1.36	$1.22

In May 2001, PPL and PPL Capital Funding Trust I issued 23 million PEPS Units that contain a purchase contract component for PPL's common stock. The purchase contracts will only be dilutive if the average price of PPL's common stock exceeds a threshold appreciation price, which is adjusted for cash distributions on PPL common stock. The appreciation price was initially set at $65.03 and has subsequently been adjusted to $63.94 as of December 31, 2003 based on dividends paid on PPL's common stock since issuance. Since the average price has not exceeded the threshold appreciation price, the purchase contracts were excluded from the diluted EPS calculations.

In January 2004, PPL completed an exchange offer resulting in the exchange of approximately 4 million PEPS Units for PEPS Units, Series B. The primary difference in the units relates to the debt component. The purchase contract components of both units, which are potentially dilutive, are identical. The threshold appreciation price for the purchase contract component of the PEPS Units, Series B was set at the last adjusted threshold appreciation price of $63.94 for the PEPS Units and will be adjusted in the same manner as that of the PEPS Units. See Note 8 for a more detailed discussion of the exchange offer.

In May 2003, PPL Energy Supply issued $400 million of 2.625% Convertible Senior Notes due 2023. The notes are guaranteed by PPL and can be converted into shares of PPL common stock, at an initial conversion rate of 20.1106 shares per $1,000 principal amount of notes, subject to adjustment if:

- during any fiscal quarter starting after June 30, 2003, the market price of PPL's common stock trades at or above $59.67 per share over a certain period during the preceding fiscal quarter;
- PPL calls the debt for redemption;
- the holder exercises its right to put the debt on any five-year anniversary of the offering;
- the long-term credit rating assigned to the notes by Moody's and Standard & Poor's falls below Ba2 and BB or the notes are not rated; or
- certain specified corporate transactions occur, e.g., change in control and certain distributions to the holders of PPL common stock.

As none of these events has occurred, the Convertible Senior Notes were excluded from the diluted EPS calculations.

The following number of stock options to purchase PPL common shares were excluded in the periods' computations of diluted EPS, because the exercise price of the options was greater than the average market price of the common shares. Therefore, the effect would have been antidilutive.

(Thousands of Shares)	**2003**	2002	2001
Antidilutive stock options	**1,683**	1,294	896

5. INCOME AND OTHER TAXES

For 2003, 2002 and 2001, the statutory U.S. corporate federal income tax rate was 35%. The statutory corporate net income tax rates for Pennsylvania and Montana were 9.99% and 6.75%.

The tax effects of significant temporary differences comprising PPL's net deferred income tax liability were as follows:

	2003	2002
Deferred Tax Assets		
Deferred investment tax credits	$ 48	$ 54
NUG contracts & buybacks	168	203
Accrued pension costs	81	89
Foreign loss carryforwards	278	232
Foreign – pensions	144	125
Foreign – other	18	3
Write-down of generation assets		18
Impairment write-down		91
Contribution in aid of construction	63	56
Other	222	223
Valuation allowance	(288)	(327)
	734	767
Deferred Tax Liabilities		
Plant – net	1,061	976
Restructuring – CTC	613	700
Taxes recoverable through future rates	106	104
Reacquired debt costs	11	11
Foreign – plant	617	792
Foreign – pensions	227	167
Foreign – other	6	38
Other domestic	73	31
	2,714	2,819
Net deferred tax liability	$1,980	$2,052

Details of the components of income tax expense, a reconciliation of federal income taxes derived from statutory tax rates applied to income from continuing operations for accounting purposes, and details of taxes other than income are as follows:

	2003	2002	2001
Income Tax Expense			
Current – Federal	$ 26	$ 41	$270
Current – State	13	(9)	36
Current – Foreign	35	52	8
	74	84	314
Deferred – Federal	39	70	(86)
Deferred – State	24	27	4
Deferred – Foreign	48	44	44
	111	141	(38)
Investment tax credit, net – federal	(15)	(15)	(15)
Total	$170	$210	$261
Total income tax expense – Federal	$ 50	$ 96	$169
Total income tax expense – State	37	18	40
Total income tax expense – Foreign	83	96	52
Total	$170	$210	$261

	2003	2002	2001
Reconciliation of Income Tax Expense			
Indicated federal income tax on pre-tax income before cumulative effect of a change in accounting principle at statutory tax rate – 35%	$ 324	$250	$168
Increase/(decrease) due to:			
State income taxes	25	11	25
Amortization of investment tax credit	(10)	(11)	(11)
International energy projects – charges (benefits)	(83)	14	144
Difference related to income recognition of foreign affiliates (net of foreign income taxes)	(7)	18	(9)
Federal income tax credits	(52)	(50)	(40)
Contribution of property	(9)		
Other	(18)	(22)	(16)
	(154)	(40)	93
Total income tax expense	$ 170	$210	$261
Effective income tax rate	18.4%	29.4%	54.4%
Taxes, Other than Income			
State gross receipts	$ 155	$154	$112
State utility realty	3	3	4
State capital stock	27	7	20
Property – foreign	44	42	
Domestic property and other	27	25	19
	$ 256	$231	$155

PPL Global had foreign net operating loss carryforwards of approximately $13 million and $28 million at December 31, 2003 and 2002. PPL Global also had foreign capital loss carryforwards of $920 million at December 31, 2003 and $760 million at December 31, 2002. All of these losses have an unlimited carryforward period. However, it is more likely than not that these losses will not be utilized and as such, a full valuation allowance has been provided.

PPL Global does not pay or record U.S. income taxes on the undistributed earnings of its foreign subsidiaries where management has determined that the earnings are permanently reinvested. The cumulative undistributed earnings are included in "Earnings reinvested" on the Balance Sheet. The amounts considered permanently reinvested at December 31, 2003 and 2002 were $530 million and $295 million. If the earnings were remitted as dividends, PPL Global may be subject to additional U.S. taxes, net of allowable foreign tax credits. It is not practical to estimate the amount of additional taxes that might be payable on these foreign earnings.

6. NUCLEAR DECOMMISSIONING COSTS

The cost to decommission the Susquehanna station is based on a 2002 site-specific study to dismantle and decommission each unit immediately following final shutdown. PPL Susquehanna's 90% share of the total estimated cost of decommissioning the Susquehanna station was approximately $936 million measured in 2002 dollars. This estimate includes decommissioning the radiological portions of the station and the cost of removal of non-radiological structures and materials.

Notes to Consolidated Financial Statements

Beginning in January 1999, in accordance with the PUC Final Order, approximately $130 million of decommissioning costs are being recovered from customers through the CTC over the 11-year life of the CTC rather than the remaining life of Susquehanna. The recovery will include a return on unamortized decommissioning costs. Effective January 1, 2003, PPL adopted SFAS 143 "Accounting for Asset Retirement Obligations." In connection with the adoption, the previously recorded liability for nuclear decommissioning of $296 million was reversed and a liability of $202 million was recorded. Accretion expense, as determined under the provisions of SFAS 143, was $16 million in 2003 and is included in "Other operation and maintenance." In 2002 and 2001, decommissioning expenses were $22 million and $24 million, and were recorded as a component of depreciation expense. Accrued nuclear decommissioning expenses, as determined under the provisions of SFAS 143, were $218 million at December 31, 2003, and are included in "Deferred Credits and Other Noncurrent Liabilities – Other." See Note 21 for additional information on SFAS 143.

Amounts collected from PPL Electric's customers for decommissioning, less applicable taxes, are deposited in external trust funds for investment and can be used only for future decommissioning costs.

In November 2001, PPL Susquehanna notified the NRC that it intends to file for 20-year license renewals for each of the Susquehanna units. If approved, the operating licenses would be extended from 2022 to 2042 for Unit 1 and from 2024 to 2044 for Unit 2.

7. FINANCIAL INSTRUMENTS

At December 31, 2003 and 2002, the carrying value of cash and cash equivalents, nuclear plant decommissioning trust fund, other investments and short-term debt approximated fair value due to the short-term nature of the instruments, variable interest rates associated with the financial instruments or the carrying value of the instruments being based on established market prices. Price risk management asset and liabilities are valued using either exchange traded market quotes or prices obtained through third party brokers and are recorded at fair value. Financial instruments where the carrying amount on the Balance Sheet and the estimated fair value (based on quoted market prices for the securities where available and estimates based on current rates offered to PPL where quoted market prices are not available) are different, are set forth below:

	December 31, 2003		December 31, 2002	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Liabilities				
Long-term debt	**$7,859**	**$8,589**	$6,267	$6,657
Long-term debt with affiliate trusts	**681**	**612**		
Company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely company debentures			661	507
Preferred stock with sinking fund requirements			31	30

8. CREDIT ARRANGEMENTS AND FINANCING ACTIVITIES

Credit Arrangements

In order to enhance liquidity, and as a credit support to its commercial paper program, PPL Electric maintained a $400 million 364-day credit facility which matured in June 2003. PPL Electric replaced its facility with a $200 million, 364-day facility maturing in June 2004 and a $100 million three-year credit facility maturing in June 2006. PPL Energy Supply maintains three credit facilities: a $300 million three-year credit facility maturing in June 2006, (this credit facility replaced a $300 million 364-day credit facility which matured in June 2003), a $500 million three-year credit facility maturing in June 2004 and a $300 million three-year credit facility maturing in June 2005. Both PPL Electric and PPL Energy Supply have the ability to cause the lenders to issue letters of credit under their respective facilities. At December 31, 2003, no cash borrowings were outstanding under any credit facilities of PPL Electric or PPL Energy Supply. At December 31, 2003, PPL Electric had $42 million of letters of credit outstanding under its $100 million three-year facility, and PPL Energy Supply had $87 million of letters of credit outstanding under its $500 million three-year facility.

In October 2003, WPD (South West) replaced its expiring credit facility with a new £100 million 364-day credit facility maturing in October 2004 and extended its £150 million five-year credit facility to October 2008. At December 31, 2003, WPD (South West) had £27 million ($48 million based on current exchange rates) of outstanding borrowings under its 364-day credit facility and no outstanding borrowings under its five-year credit facility. At December 31, 2003, WPD (South West) had uncommitted credit line borrowings of £25 million ($44 million based on current exchange rates) in separate agreements with lender banks.

WPD (South West) maintained a £250 million bridge facility, which expired in April 2003, for short-term liquidity. This bridge facility was paid down with the proceeds from the issuance of long-term bonds and borrowings under another credit facility. The long-term bond issuance is discussed in more detail under "Financing Activities."

The subsidiaries of PPL are separate legal entities. PPL's subsidiaries are not liable for the debts of PPL. Accordingly, creditors of PPL may not satisfy their debts from the assets of the subsidiaries absent a specific contractual undertaking by a subsidiary to pay PPL's creditors or as required by applicable law or regulation. Similarly, absent a specific contractual undertaking or as required by applicable law or regulation, PPL is not liable for the debts of its subsidiaries. Accordingly, creditors of PPL's subsidiaries may not satisfy their debts from the assets of PPL absent a specific contractual undertaking by PPL to pay the creditors of its subsidiaries or as required by applicable law or regulation.

Financing Activities

PPL Capital Funding retired the following medium-term notes, at par, during 2003:

- all of its $60 million 6.375% Series due March 2003;
- all of its $20 million 6.23% Series due October 2003; and
- all of its $5 million 6.40% Series due October 2003.

In November 2003, PPL launched an offer to exchange up to $573 million aggregate stated amount of its outstanding PEPS Units for up to $573 million aggregate stated amount of its PEPS Units, Series B and a cash payment by PPL of $0.375 for each validly tendered and accepted outstanding PEPS Unit. The exchange offer, which closed in January 2004, resulted in 3,975,160 PEPS Units, or 17.28% of the 23 million outstanding PEPS Units, being exchanged. PPL conducted the exchange offer to reduce its future interest expense.

During the twelve months ended December 31, 2003, PPL issued $426 million of common stock, including $109 million through its Structured Equity Shelf Program and $270 million through a public offering in May 2003. In this public offering, PPL issued 7.1 million shares of common stock for $38.25 per share. PPL received net proceeds of approximately $261 million, which were used to repurchase commercial paper of PPL Energy Supply and for general corporate purposes.

In March 2003, WPD (South West) issued £200 million of 5.875% bonds due 2027. The proceeds from this issuance were used to repay £200 million of borrowings under its bridge facility. Additionally, in May 2003, WPD (South West) issued an additional £50 million of 5.875% bonds due 2027. WPD (South West) used the proceeds from this issuance to pay down short-term borrowings. The issuance of this long-term debt resulted in an $11 million write-off of unamortized swap restructuring costs in the second quarter of 2003.

In May 2003, PPL Energy Supply issued $400 million of 2.625% Convertible Senior Notes due 2023, which are guaranteed by PPL and convertible into PPL common stock. The convertible notes were sold in a Rule 144A private offering to qualified institutional buyers, and PPL Energy Supply and PPL subsequently registered the resale of the notes with the SEC for the benefit of the holders. See Note 4 for additional information on the convertibility features of the notes. PPL Energy Supply used the proceeds from the private offering of the convertible notes to repurchase commercial paper and for general corporate purposes.

During the twelve months ended December 31, 2003, WPD retired $53 million of 7.375% Unsecured Bonds due 2028.

At December 31, 2003, PPL Energy Supply had no commercial paper outstanding.

During the twelve months ended December 31, 2003, PPL Energy Supply distributed approximately $1.2 billion to its parent company, PPL Energy Funding, and received capital contributions of $261 million.

In February 2003, the Lehigh County Industrial Development Authority (LCIDA) issued $90 million of 3.125% Pollution Control Revenue Refunding Bonds due November 2008 on behalf of PPL Electric. The proceeds of the bonds were used to refund the LCIDA's $90 million, 6.40% Pollution Control Revenue Refunding Bonds due 2021. In order to secure its obligations to repay the LCIDA, PPL Electric issued $90 million aggregate principal amount of its Senior Secured Bonds under its 2001 Senior Secured Bond Indenture, having terms corresponding to the terms of the LCIDA bonds.

In February 2003, PPL Electric retired $19 million of its outstanding First Mortgage Bonds, 6-7/8% Series due February 2003, at par value.

In April 2003 and December 2003, as permitted by the 1945 First Mortgage Bond Indenture, PPL Electric retired approximately $46 million aggregate principal amount of its First Mortgage Bonds, 7-7/8% Series due 2023, and $19 million aggregate principal amount of its First Mortgage Bonds, 6.75% Series due 2023. Both issues were retired at par value, plus accrued interest, through the application of cash deposited with the trustee to release certain transmission lines and other equipment from the lien of the 1945 First Mortgage Bond Indenture.

In May 2003, PPL Electric issued $100 million of 4.30% Senior Secured Bonds due 2013. The proceeds were used for general corporate purposes including the refunding of higher-cost securities.

PPL Electric redeemed all outstanding shares of the following preferred stock, at par value of $100 per share plus accumulated and unpaid dividends, in accordance with the mandatory sinking fund requirements or through the optional redemption provisions of each series:

- in April 2003, $10 million of 6.15% Series Preferred Stock;
- in July 2003, $4 million of 6.33% Series Preferred Stock; and
- in October 2003, $17 million of 6.125% Series Preferred Stock.

In January 2004, PPL Electric notified holders of its intent to redeem on March 1, 2004 approximately $6 million aggregate principal amount of its 7.30% First Mortgage Bonds. This issue will be retired at par value, plus any accrued and unpaid interest, through the application of cash deposited with the trustee to release certain transmission lines and other equipment from the lien of the 1945 First Mortgage Bond Indenture.

During the twelve months ended December 31, 2003, PPL Transition Bond Company made principal payments on transition bonds totaling $255 million.

During the twelve months ended December 31, 2003, PPL Electric received a capital contribution of $75 million from PPL.

At December 31, 2003, PPL Electric had no commercial paper outstanding.

Dividends and Dividend Restrictions

In February 2003, PPL announced an increase of its quarterly common stock dividend, effective April 1, 2003, from 36 cents per share to 38.5 cents per share (equivalent to $1.54 per annum). Future dividends, declared at the discretion of the Board of Directors, will be dependent upon future earnings, cash flows, financial requirements and other factors.

The PPL Montana Colstrip lease places certain restrictions on PPL Montana's ability to declare dividends. At this time, PPL believes that these covenants will not limit PPL Montana's ability to operate as desired and will not affect PPL's ability to meet any of its cash obligations. Certain of PPL Global's international subsidiaries also have financing arrangements which limit their ability to pay dividends. However, PPL does not, at this time, expect that any of such limitations would significantly impact its ability to meet its cash obligations.

PPL Electric's 2001 Senior Secured Bond Indenture restricts dividend payments in the event that PPL Electric fails to meet interest coverage ratios or fails to comply with certain separateness formalities undertaken in connection with its strategic initiative (see Note 19 for additional information). PPL Electric does not, at this time, expect that any of such limitations would significantly impact its ability to declare dividends.

9. ACQUISITIONS, DEVELOPMENT AND DIVESTITURES

Domestic Generation Projects

In 2001, PPL Global made a decision to cancel approximately 2,100 MW of previously planned generation development in Pennsylvania and Washington state. These projects were in the early stage of development and would have had an estimated capital cost of approximately $1.3 billion. The charge for cancellation of these generation projects, which was primarily due to cancellation fees under turbine purchase contracts, was approximately $150 million, or $88 million after-tax, and was reported on the Statement of Income as "Cancellation of generation projects," a component of "Other charges." At June 30, 2002, PPL Global had completed payment of the cancellation fees.

In November 2002, PPL Global evaluated its options with respect to six unassigned turbines and SCRs that were complete or substantially complete. These units were intended to be used at the Kings Park site on Long Island, New York. At that time, given low energy prices and the unavailability of a power contract, PPL Global was reevaluating its options with respect to the Kings Park project.

Due to the uncertainty of the project and the absence of other viable projects, a valuation based upon replacement costs of the turbines and the SCRs was completed. This resulted in the recognition of a $44 million impairment charge, which is reported on the Statement of Income as "Write-down of generation assets," a component of "Other charges." A deferred income tax benefit of $18 million was recognized on the write-down.

In January 2003, PPL announced that it had decided not to proceed with development of the 300 MW Kings Park project. In March, PPL Global sold its interest in Kings Park Energy, LLC. At that time, the six unassigned gas combustion turbine generators and SCRs to be used at the Kings Park site were retained as spare parts.

In April 2003, PPL Susquehanna completed the replacement of the Unit 2 steam turbine at the Susquehanna station. This project provides a nominal power increase of 50 MW of generation capacity, of which PPL Susquehanna has a 90% undivided interest. An additional turbine upgrade is in progress for Unit 1 and is expected to be completed in 2004. Through December 31, 2003, a total of approximately $125 million had been incurred on these projects.

In October 2003, PPL Maine entered into an agreement in principle with a coalition of government agencies and private groups to sell three of its nine hydroelectric dams in Maine. If the agreement is finalized, a non-profit organization designated by the coalition would have a five-year option to purchase the dams for approximately $25 million, and PPL Maine would receive rights to increase energy output at its other hydroelectric dams in Maine. The coalition has indicated that it plans to remove or bypass the dams subject to the agreement in order to restore runs of Atlantic salmon and other migratory fish to the Penobscot River. Any final agreement will require several approvals by the FERC.

In November 2003, PPL Generation sold four of the six spare gas combustion turbine generators and related equipment for approximately $33 million. PPL Generation received substantially all of the proceeds in January 2004. The pre-tax loss on the sale of about $3 million is included in "Other Income – net" on the Statement of Income.

See Note 22 for a discussion of the Lower Mt. Bethel facility.

International Energy Projects

Acquisitions

WPD

On September 6, 2002, PPL Global acquired the remaining 49% equity interest in WPDH Limited and WPDL from Mirant for approximately $236 million, including acquisition costs. The acquisition of Mirant's 49% interest provides PPL Global with complete ownership of WPD.

Prior to the acquisition, PPL Global held 51% of the equity interest in WPD but shared control with Mirant pursuant to a shareholders' agreement. The shareholders' agreement was terminated in connection with the closing of the acquisition. No regulatory approvals were required for this transaction.

The purchase of Mirant's interest in WPD was accounted for as a step-acquisition and resulted in the consolidation of WPD's accounts by PPL.

The assets acquired and liabilities assumed were recorded at estimated fair value as determined by management based on information available at the time of acquisition. As of October 1, 2003, management completed its review and determination of the fair values assigned to assets acquired and liabilities assumed. The fair value of PP&E, based on an independent appraisal, was approximately $800 million lower than the preliminary valuation. Accordingly, PP&E was reduced, with offsetting increases in goodwill and reductions in deferred income taxes.

The following table summarizes the final allocation of purchase price based on fair values of the assets acquired and liabilities assumed at the date of acquisition, plus the book value of assets and liabilities underlying PPL Global's previous 51% equity ownership:

Current assets	$ 236
Investments (a)	(450)
PP&E	2,629
Goodwill	740
Other intangibles	4
Other	244
Total assets acquired	3,403
Current liabilities	767
Long-term debt	1,668
Other	732
Total liabilities assumed	3,167
Net assets acquired	$ 236

(a) Includes the reversal of PPL Global's equity investment.

The goodwill reflected above includes the remaining value of PPL Global's 51% share of the goodwill recognized by WPD on its acquisition of Hyder, in addition to the $568 million of non-deductible goodwill arising upon acquisition of Mirant's 49% interest.

The PPL income statements for 2003 and 2002 include consolidated WPD results for the twelve-month periods ended November 30, 2003 and 2002. This reflects PPL Global's policy of recording the results of foreign controlled subsidiaries on a one-month lag. The portion of earnings attributable to Mirant, $73 million for the year ended December 31, 2002, is reported on the Statement of Income in "Minority Interest."

TransEmel

Emel acquired the remaining 40% interest in a provider of transmission service to northern Chile in July 2003 at a net cost of $3 million, bringing its total ownership interest in TransEmel to 100%. As a result of this acquisition, the operating results of TransEmel have been consolidated from the beginning of the year. The portion of earnings attributable to the minority shareholder is reported on the Statement of Income in "Minority Interest."

Write-down of International Energy Projects

CEMAR

In 2001, PPL Global estimated that the long-term viability of its CEMAR investment was jeopardized and that there was minimal probability of positive future cash flows. At that time, PPL Global recorded an impairment loss of $217 million in the carrying value of its net assets in CEMAR, including a $179 million charge to "Write-down of international energy projects," a component of "Other charges" on the Statement of Income. In March 2002, PPL Global recorded a further impairment loss of $6 million, which was also charged to "Write-down of international energy projects." In June 2002, PPL made a decision to exit the investment. At that time, PPL Global's remaining portion of its CEMAR investment, which related to foreign currency translation adjustments (CTA), was written-off. The $94 million charge was recorded in "Write-down of international energy projects." Accounting guidance prohibited the inclusion of CTA in impairment calculations prior to designating such assets as held for disposal.

On August 21, 2002, ANEEL authorized an administrative intervention in CEMAR and fully assumed operational and financial control of the company. In its public announcement relating to the intervention, ANEEL said that its intervention and control of CEMAR would last for an initial term of 180 days and that it could be extended.

The intervenor appointed by ANEEL issued a public statement and schedule for the transfer of the ownership interest in CEMAR to a new owner. Although the schedule announced by the intervenor reflected a closing for the transfer of control of CEMAR to a third party on December 20, 2002, the closing did not occur. The deadline for the sale process was extended to February 17, 2003, the same day the initial term of the intervention was scheduled to end. No conforming bids were submitted to ANEEL by the February 17 deadline due to three outstanding injunctions preventing the sale process from continuing. ANEEL publicly announced a 180-day extension of the initial intervention on February 14, citing the continuing unresolved financial crisis of CEMAR as the primary reason for the extension. As of February 11, 2003, due to the inability to discharge their obligations under the continuing intervention, PPL-related officers and directors of CEMAR resigned from their respective positions.

In April 2003, PPL learned that the Brazilian Federal Appellate Court hearing the appeal of one of the above-mentioned injunctions accepted ANEEL's arguments and cancelled the injunction. In June, ANEEL's officials indicated to PPL that the other two injunctions outstanding against the sale process had been lifted as well. The intervenor appointed by ANEEL issued a public statement and revised schedule for the transfer of the ownership interest in CEMAR to a new owner. In July, ANEEL pre-qualified a Brazilian private equity fund, GP Investimentos (GP), as the sole qualified bidder. However, on August 12, ANEEL announced that it could not proceed with GP's offer because, among other reasons, it was unacceptable to CEMAR's creditors. On August 16, ANEEL extended the intervention for up to an additional 180 days. On September 4, ANEEL published a revised schedule for the sale of CEMAR to a third party by the end of 2003. On December 16, 2003, a federal judge enjoined the sale process to allow another party (MT Baker) 30 days to submit a bid for CEMAR. However, GP was the only party that submitted a bid by the revised deadline. On February 3, 2004, ANEEL announced that it had accepted the bid of GP. Before assuming control of CEMAR, GP must complete negotiations with CEMAR's creditors and other third parties. ANEEL has extended the closing date for the sale of CEMAR to GP to March 30, 2004. At this time, PPL Global cannot predict when or if GP will complete these negotiations and assume control of CEMAR.

Notes to Consolidated Financial Statements

PPL Global no longer controls or manages CEMAR, and PPL Global has deconsolidated the financial assets and liabilities of CEMAR from its financial statements. Consistent with the cost method of accounting, PPL Global is no longer recording CEMAR's operating results.

At December 31, 2003, the negative investment in CEMAR of $18 million was included in "Deferred Credits and Other Noncurrent Liabilities – Other." Any negative carrying value will be reversed upon the final sale or other disposition of the company.

WPD/Teesside

WPD has an equity interest in Teesside Power Limited (Teesside), the owner of the 1,875 MW Teesside Power Station, located in northeast England. Through its European affiliates, Enron was an owner, operator and power purchaser of the station's output. As a result of Enron being placed into receivership in the U.K. and its default on obligations under the power purchase agreements, in 2001, WPD wrote off its entire equity investment in Teesside. PPL Global's share of the impairment loss was $21 million and is included in "Write-down of international energy projects" on the Statement of Income.

In connection with the Enron bankruptcy and the probable resulting loss of Teesside cash flows, PPL and its subsidiaries evaluated the carrying value of WPD. Fair value, measured using discounted cash flows, was compared to the carrying value to determine whether impairment existed at December 31, 2001. Fair value was determined considering the loss of the value of the future cash flows from the Teesside Power Station and a forecasted reduction in future operating cash flows at WPD. The probability-weighted impairment loss was $117 million, after-tax. The pre-tax charge was $134 million, and was recorded as a charge to "Write-down of international energy projects."

In 2002, PPL Global recognized an $8 million tax benefit on the worthlessness of WPD's investment in Teesside.

Other

In 2002, PPL Global evaluated certain investments for impairment and recorded a $5 million impairment charge in connection with its investment in CGE, a $4 million impairment of a corporate joint venture's investment in Brazil, and a $4 million write-down of certain non-electrical assets in Bolivia.

Discontinued Operations

In December 2003, PPL Global's Board of Managers authorized PPL Global to sell its investment in a Latin American telecommunications company, and approved a plan of sale. It was determined that the viability of this non-strategic business was uneconomical. PPL Global believes a sale is probable within one year.

As a result, PPL Global recorded a write-down in the carrying value of the company's net assets to their estimated fair value of approximately $1 million. This write-down totaling approximately $18 million, as well as operating results of the Latin American telecommunications company, which was a loss of approximately $2 million for 2003, are reflected as "Loss from Discontinued Operations" on the Statement of Income. The results of operations have been classified as discontinued operations for all periods presented. The assets and liabilities of the discontinued operations totaled $5 million and $4 million at December 31, 2003, and are included in "Current Assets – Other" and "Current Liabilities – Other" on the Balance Sheet. Balance Sheet amounts have not been reclassified at December 31, 2002.

Sales of Property

In the second quarter of 2003, a subsidiary of WPD sold certain Hyder properties. PPL Global received approximately $17 million from the sales, and recorded a pre-tax gain of about $2 million. This gain is included in "Other Income – net" on the Statement of Income.

Other

In April 2003, a subsidiary of PPL Telcom acquired the fiber optic network of a Fairfax, Virginia-based company for approximately $21 million, consisting of $9 million in cash and a $12 million capital lease obligation for the right to use portions of a fiber optic network. The 1,330-route-mile metropolitan area fiber network connects New York, northern New Jersey, Philadelphia, Baltimore and Washington, D.C. The acquisition required certain regulatory approvals and authorizations in the area served by the network.

10. LEASES

Colstrip Generating Plant

PPL Montana leases a 50% interest in Colstrip Units 1 and 2 and a 30% interest in Unit 3, under four 36-year non-cancelable operating leases. These leases provide two renewal options based on the economic useful life of the generation assets. PPL Montana is required to pay all expenses associated with the operations of the generation units. The leases place certain restrictions on PPL Montana's ability to incur additional debt, sell assets and declare dividends and require PPL Montana to maintain certain financial ratios related to cash flow and net worth. The amount outstanding under these leases at December 31, 2003 was $295 million. There are no residual value guarantees in these leases. However, upon an event of default or an event of loss, the lessee could be required to pay a termination value of amounts sufficient to allow the lessor to repay amounts owing on the lessor notes and make the lessor whole for its equity investment and anticipated return on investment. The events of default include payment defaults, breaches of representations or covenants, acceleration of other indebtedness of PPL Montana, change in control of PPL Montana and certain bankruptcy events. The termination value is estimated to be $583 million at December 31, 2003.

Other Leases

In addition to the leasing arrangements discussed above, PPL and its subsidiaries also have leases for vehicles, office space, land, buildings, personal computers and other equipment. Rental expense for all operating leases was as follows:

2003	**$85**
2002	62
2001	52

Total future minimum rental payments for all operating leases are estimated as follows:

2004	$ 79
2005	68
2006	63
2007	56
2008	56
Thereafter	505
	$827

In connection with the acquisition of the fiber optic network discussed in Note 9, a subsidiary of PPL Telcom assumed a $12 million capital lease obligation through 2020 for the right to use portions of the fiber optic network. Total future minimum rental payments for this capital lease are estimated at $1 million for each of the years from 2004 through 2008, and $15 million thereafter.

See Note 22 for discussion of synthetic leases.

11. STOCK-BASED COMPENSATION

Under the PPL Incentive Compensation Plan (ICP) and the Incentive Compensation Plan for Key Employees (ICPKE) (together, the "Plans"), restricted shares of PPL common stock, restricted stock units and stock options may be granted to officers and other key employees of PPL, PPL Electric and other affiliated companies. Awards under the Plans are made by the Compensation and Corporate Governance Committee (CCGC) of the PPL Board of Directors, in the case of the ICP, and by the PPL Corporate Leadership Council (CLC), in the case of the ICPKE. The ICP limits the total number of awards that may be granted under it after April 23, 1999 to 7,884,715 awards, or 5% of the total shares of common stock that were outstanding at April 23, 1999. The ICPKE limits the total number of awards that may be granted under it after April 25, 2003, to 8,286,804 awards, or 5% of the total shares of common stock that were outstanding at January 1, 2003, reduced by outstanding awards for which common stock was not yet issued as of April 25, 2003. In addition, each Plan limits the number of shares available for awards in any calendar year to 2% of the outstanding common stock of PPL on the first day of such calendar year. The maximum number of options that can be awarded under each Plan to any single eligible employee in any calendar year is 1.5 million shares. Any portion of these options that has not been granted may be carried over and used in any subsequent year. If any award lapses, is forfeited or the rights of the participant terminate, the shares of common stock underlying such an award are again available for grant. Shares delivered under the Plans may be in the form of authorized and unissued common stock, common stock held in treasury by PPL or common stock purchased on the open market (including private purchases) in accordance with applicable securities laws.

Restricted Stock

Restricted shares of PPL common stock are outstanding shares with full voting and dividend rights. Restricted stock awards are subject to a restriction or vesting period as determined by the CCGC in the case of the ICP, and the CLC in the case of the ICPKE. In addition, the shares are subject to forfeiture or accelerated payout under Plan provisions for termination, retirement, disability and death of employees. Restricted shares vest fully if control of PPL changes, as defined by the plans.

Restricted Stock Units

In 2003, the Plans were amended to allow for the grant of restricted stock units. Restricted stock units are awards based on the fair market value of PPL common stock. Actual PPL common shares will be issued upon completion of a restriction or vesting period as determined by the CCGC in the case of the ICP, and the CLC in the case of the ICPKE. Recipients of restricted stock units may also be granted the right to receive dividend equivalents through the end of the restriction period or until the award is forfeited. Restricted stock units are subject to forfeiture or accelerated payout under the Plan provisions for termination, retirement, disability and death of employees. Restricted stock units vest fully if control of PPL changes, as defined by the Plans.

A summary of restricted stock/unit grants follows:

Restricted Stock/ Units Granted	Restricted Shares Granted	Weighted Average Fair Value	Restricted Units Granted	Weighted Average Fair Value
2003	**42,090**	**$36.23**	**139,732**	**$35.09**
2002	147,735	$34.12		
2001	202,590	$43.09		

Compensation expense related to restricted stock and restricted stock unit awards was $5 million, $5 million and $6 million for PPL for 2003, 2002 and 2001. At December 31, 2003, there were 491,014 restricted shares and 135,078 restricted units outstanding. These awards currently vest from three to 25 years from the date of grant.

Stock Options

Under the Plans, stock options may also be granted with an option exercise price per share not less than the fair market value of PPL's common stock on the date of grant. The options are exercisable beginning one year after the date of grant, assuming the individual is still employed by PPL or a subsidiary, in installments as determined by the CCGC in the case of the ICP, and the CLC in the case of the ICPKE. Options outstanding at December 31, 2003 vest over a three-year period from the date of grant in equal installments. The CCGC and CLC have discretion to accelerate the exercisability of the options. All options expire no later than ten years from the grant date. The options become exercisable immediately if control of PPL changes, as defined by the Plans.

A summary of stock option activity follows:

	2003 Number of Options	2003 Weighted Average Exercise Price	2002 Number of Options	2002 Weighted Average Exercise Price	2001 Number of Options	2001 Weighted Average Exercise Price
Outstanding at beginning of year	**3,008,685**	**$32.09**	2,255,051	$31.36	1,969,301	$23.64
Granted	**816,110**	**36.23**	840,430	33.49	922,860	43.16
Exercised	**(860,915)**	**24.09**	(62,710)	22.82	(548,424)	23.49
Forfeited	**(51,622)**	**35.32**	(24,086)	36.18	(88,686)	31.31
Outstanding at end of year	**2,912,258**	**35.56**	3,008,685	32.09	2,255,051	31.36
Options exercisable at end of year	**1,354,075**		1,400,701		306,544	
Weighted-average fair value of options granted	**$11.92**		$11.68		$10.42	

The estimated fair value of each option granted was calculated using a Black-Scholes option-pricing model. The weighted average assumptions used in the model were as follows:

	2003	2002	2001
Risk-free interest rate	**3.81%**	5.35%	5.46%
Expected option life	**7.75 yrs.**	10 yrs.	10 yrs.
Expected stock volatility	**39.94%**	39.11%	30.24%
Dividend yield	**3.48%**	3.34%	4.28%

The following table summarizes information about stock options at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/03	Weighted Average Remaining Contractual Life	Weighted Average Exercise Prices	Number Exercisable at 12/31/03	Weighted Average Exercise Price
$19.00–$24.00	206,415	6.1	$22.26	206,415	$22.26
$25.00–$29.00	327,712	5.3	26.84	327,712	26.84
$30.00–$35.00	705,403	8.1	33.49	193,547	33.49
$36.00–$39.00	816,110	9.1	36.23		
$40.00–$45.00	856,618	7.1	43.16	626,401	43.16

Total options outstanding had a weighted-average remaining life of 7.6 years at December 31, 2003.

Director Stock Units

Under the Directors Deferred Compensation Plan, stock units are used to compensate members of PPL's Board of Directors who are not employees of PPL. Such stock units represent shares of PPL's common stock to which board members are entitled after they cease serving as a member of the Board of Directors. Board members are also entitled to defer any or all of their cash compensation into stock units. The stock unit accounts of each board member are increased based on dividends paid or other distributions on PPL's common stock. There were 77,428 stock units outstanding at December 31, 2003. Compensation expense for all periods reported was insignificant.

Stock Appreciation Rights

WPD uses stock appreciation rights to compensate senior management employees. Stock appreciation rights are granted with a reference price to PPL's common stock at the date of grant. These awards vest over a three-year period and have a 10-year term, during which time employees are entitled to receive a cash payment of any appreciation in the price of PPL's common stock over the grant date value. At December 31, 2003, there were 70,815 stock appreciation rights outstanding. Compensation expense for all periods reported was insignificant.

Method of Accounting

Effective January 1, 2003, PPL and its subsidiaries adopted the fair value method of accounting for stock-based compensation, as prescribed by SFAS 123, "Accounting for Stock-Based Compensation," using the prospective method of transition permitted by SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123." Prior to 2003, PPL applied the intrinsic value method, permitted under SFAS 123 and defined in APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. See Note 1 for additional information related to the adoption of the fair value method.

12. RETIREMENT AND POSTEMPLOYMENT BENEFITS

Pension and Other Postretirement Benefits

PPL and certain of its subsidiaries sponsor various pension and other postretirement and postemployment benefit plans. PPL follows the guidance of SFAS 87, "Employers' Accounting for Pensions," and SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," when accounting for these benefits.

PPL and certain of its subsidiaries also provide supplemental retirement benefits to directors, executives and other key management employees through unfunded nonqualified retirement plans.

The majority of employees of PPL's domestic subsidiaries will become eligible for certain health care and life insurance benefits upon retirement through contributory plans. Postretirement benefits under the PPL Retiree Health Plans (covering retirees of PPL Electric and various other affiliated PPL companies) and the North Penn Gas Plans are paid from funded VEBA trusts sponsored by the respective companies.

At December 31, 2003, PPL Electric had a regulatory asset of $5 million relating to postretirement benefits that is being amortized and recovered in rates, with a remaining life of nine years. PPL Electric also maintains an additional liability for the cost of health care of retired miners of former subsidiaries that had been engaged in coal mining. At December 31, 2003, the liability was $28 million. The liability is the net of $57 million of estimated future benefit payments offset by $29 million of available assets in a PPL Electric-funded VEBA trust.

PPL Energy Supply subsidiaries engaged in the mechanical contracting business make contributions to various multi-employer pension and health and welfare plans, depending on an employee's status. Contributions of $23 million, $30 million and $21 million were made in 2003, 2002 and 2001. The change in contributions from year to year is primarily the result of the changes in the workforce at the mechanical contracting companies. The contribution rates have also increased from year to year.

In the third quarter of 2002, PPL Global acquired complete ownership of WPD. Included in the fully consolidated financial results of PPL for 2003 and 2002 is the impact of the various pension plans WPD sponsors in the U.K.

The following disclosures distinguish between PPL's domestic and international pension plans.

PPL uses a December 31 measurement date for its domestic pension and other postretirement benefit plans and its international pension plans.

Net pension and other postretirement benefit costs (credits) were as follows:

	Pension Benefits						Other Postretirement Benefits		
	2003		2002		2001		**2003**	2002	2001
	Domestic	**International**	Domestic	International	Domestic	International			
Service cost	**$ 42**	**$ 14**	$ 40	$ 13	$ 38	$ 1	**$ 7**	$ 5	$ 5
Interest cost	**105**	**124**	99	98	91	3	**31**	26	22
Expected return on plan assets	**(143)**	**(188)**	(147)	(179)	(140)	(3)	**(13)**	(12)	(11)
Net amortization and deferral	**(6)**	**4**	(31)	3	(50)		**25**	15	12
Net periodic pension and postretirement costs/(credits) prior to special termination benefits	**(2)**	**(46)**	(39)	(65)	(61)	1	**50**	34	28
Special termination benefits	**9**		62		3			4	
Net periodic pension and postretirement benefit cost/(credit)	**$ 7**	**$ (46)**	$ 23	$ (65)	$ (58)	$ 1	**$ 50**	$ 38	$ 28

Net periodic pension cost charged (credited) to operating expense, excluding amounts charged to construction and other non-expense accounts, were:

	2003		2002		2001	
	Domestic	**International**	Domestic	International	Domestic	International
Operating Expense (a)	**$(2)**	**$(40)**	$(31)	$(58)	$(48)	$1

(a) The domestic amounts for 2003 and 2002 exclude the $9 million and $62 million cost of special termination benefits, which are included separately on the Statement of Income, within the "Workforce reduction" charge for those years.

In 2001, PPL changed its method of amortizing unrecognized gains or losses in the annual pension expense or income determined under SFAS 87, "Employers' Accounting for Pensions" for its primary domestic pension plan. Under the old method, the net unrecognized gains or losses in excess of 10% of the greater of the plan's projected benefit obligation or the market-related value of plan assets were amortized on a straight-line basis over the estimated average future service period of plan participants. Market-related value of assets is calculated by rolling forward the prior year market-related value with contributions, disbursements and expected return on investments. This expected value is then compared to the actual fair value of assets.

One fifth of the difference between the actual value of assets and the expected value is added (or subtracted if negative) to the expected value to arrive at the new market-related value.

Under the new method, a second corridor is utilized for the net unrecognized gains or losses in excess of 30% of the plan's projected benefit obligation. The net unrecognized gains or losses outside the second corridor are now amortized on a straight-line basis over a period equal to one-half of the average future service period of the plan participants. The new method is preferable under SFAS 87 because it provides more current recognition of gains and losses, thereby lessening the accumulation of unrecognized gains and losses.

The pro forma effect of retroactive application of this change in accounting principle would have been:

	2001	
	Net Income	EPS
	$(10)	$(.07)

The international plans adopted the double corridor approach when PPL gained control of WPD. This had no effect on prior figures.

Other post retirement benefits costs charged to operating expense, excluding amounts charged to construction and other non-expense accounts, were $43 million in 2003, $27 million in 2002 and $21 million in 2001.

The following assumptions were used in the valuation of the benefit obligations at December 31 and determination of net periodic benefit cost for the years ended December 31:

Pension Benefits	**2003**		2002		2001	
	Domestic	**International**	Domestic	International	Domestic	International
Discount rate						
– obligations	**6.25%**	**5.50%**	6.75%	5.75%	7.25%	10.24%
– cost	**6.75%**	**5.75%**	7.25%	5.75%	7.50%	10.24%
Expected return on plan assets						
– obligations	**9.0%**	**8.30%**	9.0%	8.31%	9.2%	10.24%
– cost	**9.0%**	**8.31%**	9.2%	8.31%	9.2%	10.24%
Rate of compensation increase						
– obligations	**4.0%**	**3.75%**	4.0%	3.75%	4.25%	7.12%
– cost	**4.0%**	**3.75%**	4.25%	3.75%	4.75%	7.12%

Other Postretirement Benefits	**2003**	2002	2001
Discount rate			
– obligations	**6.25%**	6.75%	7.25%
– cost	**6.75%**	7.25%	7.50%
Expected return on plan assets			
– obligations	**7.80%**	7.80%	7.60%
– cost	**7.80%**	7.60%	7.60%
Rate of compensation increase			
– obligations	**4.0%**	4.0%	4.25%
– cost	**4.0%**	4.25%	4.75%

Assumed Health Care Cost Trend Rates at December 31,	**2003**	2002	2001
Health care cost trend rate assumed for next year			
– obligations	**11%**	12%	7%
– cost	**12%**	7%	7.25%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)			
– obligations	**5%**	5%	6%
– cost	**5%**	6%	6%
Year that the rate reaches the ultimate trend rate			
– obligations	**2010**	2010	2006
– cost	**2010**	2006	2006

A one-percentage point change in the assumed health care costs trend assumption would have the following effects in 2003:

	One Percentage Point	
	Increase	Decrease
Effect on service cost and interest cost components	$ 3	$ (2)
Effect on postretirement benefit obligation	34	(29)

The expected long-term rate of return for PPL's domestic pension plans considers the plans' historical experience, but is primarily based on the plans' mix of assets and expectations for long-term returns of those asset classes.

The expected long-term rate of return for PPL's other postretirement benefit plans is based on the VEBA trusts' mix of assets and expectations for long-term returns of those asset classes considering that a portion of those assets are taxable.

The expected rate of return for PPL's international pension plans considers that a portfolio largely invested in equities would be expected to achieve an average rate of return in excess of a portfolio largely invested in long-term bonds. The historical experience has been an excess return of 2% to 4% per annum on average over the return on long-term bonds.

The funded status of the PPL plans was as follows:

	Pension Benefits				Other Postretirement Benefits	
	2003		2002		**2003**	2002
	Domestic	**International**	Domestic	International		
Change in Benefit Obligation						
Benefit Obligation, January 1	**$1,558**	**$2,126**	$1,279	$ 37	**$ 423**	$ 330
Service cost	**42**	**14**	40	13	**7**	5
Interest cost	**105**	**124**	99	98	**31**	26
Participant contributions		**5**		4	**1**	1
Plan amendments	**3**		80	39	**48**	21
Actuarial (gain)/loss	**127**	**101**	76	(53)	**30**	59
Special termination benefits	**9**		62			4
Acquisition/divestitures				1,970		
Settlements/curtailments				(30)		
Actual expense paid	**(1)**		(1)			
Net benefits paid	**(71)**	**(131)**	(77)	(128)	**(28)**	(23)
Currency conversion		**235**		176		
Benefit Obligation, December 31	**1,772**	**2,474**	1,558	2,126	**512**	423
Change in Plan Assets						
Plan assets at fair value, January 1	**1,376**	**1,757**	1,633	21	**163**	155
Actual return on plan assets	**329**	**332**	(182)	(335)	**27**	(11)
Employer contributions	**20**		3	1	**56**	41
Participant contributions		**5**		4	**1**	1
Acquisition/divestitures				2,050		
Settlements/curtailments				(21)		
Actual expense paid	**(1)**		(1)			
Net benefits paid	**(71)**	**(131)**	(77)	(128)	**(28)**	(23)
Currency conversion		**201**		165		
Plan assets at fair value, December 31	**1,653**	**2,164**	1,376	1,757	**219**	163
Funded Status						
Funded Status of Plan	**(119)**	**(310)**	(182)	(369)	**(293)**	(260)
Unrecognized actuarial (gain)/loss	**(187)**	**477**	(144)	497	**134**	123
Unrecognized prior service cost	**167**	**33**	178	34	**76**	39
Unrecognized transition assets	**(27)**		(31)		**78**	87
Currency conversion		**57**		26		
Net amount recognized at end of year	**$ (166)**	**$ 257**	$ (179)	$ 188	**$ (5)**	$ (11)
Amounts recognized in the Balance Sheet consist of:						
Prepaid benefit cost	**$ 4**	**$ 257**	$ 1	$ 219	**$ 4**	
Accrued benefit liability	**(170)**		(180)	(31)	**(9)**	$ (11)
Additional minimum liability	**(28)**	**(516)**	(29)	(453)		
Intangible asset	**9**	**37**	5	37		
Accumulated other comprehensive income (pre-tax)	**19**	**434**	24	416		
Cumulative translation adjustment		**45**				
Net amount recognized at end of year	**$ (166)**	**$ 257**	$ (179)	$ 188	**$ (5)**	$ (11)
Total accumulated benefit obligation for defined benefit pension plans	**$1,553**	**$2,423**	$1,376	$2,022		

Information for pension plans with projected and accumulated benefit obligations in excess of plan assets follows:

	2003		2002	
	Domestic	**Int'l**	Domestic	Int'l
Projected benefit obligation pensions	**$1,765**	**$2,474**	$1,551	$2,126
Accumulated benefit obligation	**$1,546**	**$2,423**	$1,369	$2,022
Fair value of assets	**$1,646**	**$2,164**	$1,369	$1,757

Information for pension plans with accumulated benefit obligations in excess of plan assets follows:

	2003		2002	
	Domestic	**Int'l**	Domestic	Int'l
Projected benefit obligation pensions	**$142**	**$2,474**	$122	$2,126
Accumulated benefit obligation	**$130**	**$2,423**	$110	$2,022
Fair value of assets	**$ 76**	**$2,164**	$ 46	$1,757

Information for other postretirement benefit plans with accumulated postretirement benefit obligations in excess of plan assets follows:

	2003	2002
Accumulated postretirement benefit obligation	**$512**	$423
Fair value of assets	**$219**	$163

Plan Assets – Domestic Pension Plans

The asset allocation for the PPL Retirement Plan Master Trust and the target allocation, by asset category, are detailed below.

	Percentage of plan assets at December 31,		Target asset allocation
Asset Category	**2003**	2002	
Equity securities	**73%**	66%	70%
Debt securities	**22%**	29%	25%
Real estate and other	**5%**	5%	5%
Total	**100%**	100%	100%

The domestic pension plan assets are managed by outside investment managers and are rebalanced as necessary to maintain the target asset allocation ranges. PPL's investment strategy with respect to the domestic pension assets is to achieve a satisfactory risk adjusted return on assets that, in combination with PPL's funding policy and tolerance for return volatility, will ensure that sufficient dollars are available to provide benefit payments.

Plan Assets – Domestic Other Postretirement Benefit Plans

The asset allocation for the PPL other postretirement benefit plans by asset category, are detailed below.

	Percentage of plan assets at December 31,	
Asset Category	**2003**	2002
Equity securities	**56%**	52%
Debt securities	**44%**	48%
Total	**100%**	100%

PPL's investment strategy with respect to its other postretirement benefit obligations is to fund the VEBA trusts with voluntary contributions and to invest in a tax efficient manner utilizing a prudent mix of assets. Based on the current VEBA and postretirement plan structure, a targeted asset allocation range of 50% to 60% equity and 40% to 50% debt is maintained.

Plan Assets – International Pension Plans

WPD operates three defined benefit plans, the WPD Group segment of the Electricity Supply Pension Scheme (ESPS), the Western Power Utilities Pension Scheme (WPUPS), and the Infralec 1992 Scheme (Infralec). The assets of all three schemes are held separately from those of WPD in trustee-administered funds.

PPL's international pension plan asset allocation and target allocation are detailed below.

	Percentage of plan assets at December 31,		Target asset allocation
Asset Category	**2003**	2002	
Equity securities	**75%**	75%	75%
Debt securities	**21%**	21%	23%
Real estate and other	**4%**	4%	2%
Total	**100%**	100%	100%

In consultation with its investment advisor and with WPD, the group trustees of the WPD Group of the ESPS have drawn up a Statement of Investment Principles (the Statement) to comply with the requirements of U.K. legislation.

The group trustees' primary investment objective is to maximize investment returns within the constraint of avoiding excessive volatility in the funding position.

Expected Cash Flows – Domestic Pension Plans

There are no contributions required for PPL's primary domestic pension plan or any of PPL's other domestic subsidiary pension plans. However, PPL subsidiaries expect to contribute approximately $9 million to their pension plans in 2004 to ensure future compliance with minimum funding requirements.

PPL sponsors various non-qualified supplemental pension plans for which no assets are segregated from corporate assets. PPL expects to make approximately $2 million of benefit payments under these plans in 2004.

Expected Cash Flows – Domestic Other Postretirement Benefit Plans

PPL is not required to make contributions to its other postretirement benefit plans, but has historically funded these plans in amounts equal to the postretirement benefit costs recognized. Continuation of this past practice would provide for PPL to contribute $35 million to its other postretirement benefit plans in 2004.

Expected Cash Flows – International Pension Plans

The pension plans of WPD are subject to formal actuarial valuations every three years, which are used to determine funding requirements. WPD expects to make contributions of approximately $3 million in 2004. Future contributions will be evaluated in accordance with these formal actuarial valuations, the next of which will be performed as of March 31, 2004 in respect of WPD's principal pension scheme, the ESPS, to determine contribution requirements for 2005 and forward.

Medicare Prescription Drug, Improvement and Modernization Act of 2003

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduces a prescription drug benefit under Medicare and also provides for a federal subsidy to sponsors of retiree health care benefit plans that provide an actuarially equivalent level of prescription drug benefits. The subsidy would be 28% of eligible drug costs for retirees that are over age 65 and covered under PPL's other postretirement benefit plans.

The impact of the Act on the provisions of SFAS 106 has yet to be determined by the FASB. PPL has elected to defer recognition of the potential impact of the Act, as allowed under FSP FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," which was issued by the FASB in January 2004. Thus, the measures of PPL's accumulated postretirement benefit obligations and net postretirement benefit costs in the financial statements and accompanying notes do not reflect the effects of the Act. PPL could be required to change previously reported information upon issuance of final accounting guidance related to the Act, as PPL's other postretirement benefit plans provide prescription drug coverage to retirees that may be eligible for the federal subsidy.

Savings Plans

Substantially all employees of PPL's domestic subsidiaries are eligible to participate in deferred savings plans (401(k)s). Contributions to the plans charged to operating expense approximated $11 million in both 2003 and 2002 and $10 million in 2001.

Employee Stock Ownership Plan

PPL sponsors a non-leveraged ESOP, in which substantially all employees, excluding those of PPL Global, PPL Montana, PPL Gas Utilities and the mechanical contractors, are enrolled after one year of credited service. Dividends paid on ESOP shares are treated as ordinary dividends by PPL. Under existing income tax laws, PPL is permitted to deduct the amount of those dividends for income tax purposes and to contribute the resulting tax savings (dividend-based contribution) to the ESOP.

The dividend-based contribution is used to buy shares of PPL's common stock and is expressly conditioned upon the deductibility of the contribution for federal income tax purposes. Contributions to the ESOP are allocated to eligible participants' accounts as of the end of each year, based 75% on shares held in existing participants' accounts and 25% on the eligible participants' compensation.

Amounts charged as compensation expense for ESOP contributions approximated $5 million in each of 2003 and 2002 and $4 million in 2001. These amounts were offset by the dividend-based contribution tax savings and had no impact on PPL's earnings.

ESOP shares outstanding at December 31, 2003 totaled 4,841,488, or 3% of total common shares outstanding, and are included in all EPS calculations.

Postemployment Benefits

Certain PPL subsidiaries provide health and life insurance benefits to disabled employees and income benefits to eligible spouses of deceased employees. Postemployment benefits charged to operating expenses were not significant in 2003, 2002 or 2001.

Certain of PPL Global subsidiaries, including Emel, EC, Elfec and Integra, provide limited non-pension benefits to all current employees. All active employees are entitled to benefits in the event of termination or retirement in accordance with government-sponsored programs. These plans generally obligate a company to pay one month's salary per year of service to employees in the event of involuntary termination. Under certain plans, employees with five or more years of service are entitled to this payment in the event of voluntary or involuntary termination. There is no limit on the number of years of service in the calculation of the benefit obligation.

The liabilities for these plans are accounted for under the guidance of EITF 88-1, "Determination of Vested Benefit Obligation for a Defined Benefit Pension Plan," using, what is commonly referred to as, the "shut down" method, where a company records the undiscounted obligation as if it were payable at each balance sheet date. The combined liabilities for these plans at December 31, 2003 and 2002 were $8 million and $6 million, and are recorded in "Deferred Credits and Noncurrent Liabilities – Other" on the Balance Sheet.

13. JOINTLY-OWNED FACILITIES

At December 31, 2003, subsidiaries of PPL owned undivided interests in the following facilities listed below. The Balance Sheet of PPL includes the amounts noted in the table below:

	Ownership Interest	Electric Plant in Service	Other Property	Accumulated Depreciation	Construction Work in Progress
PPL Generation					
Generating Stations					
Susquehanna	90.00%	$4,320		$3,541	$63
Conemaugh	16.25%	191		70	1
Keystone	12.34%	97		49	1
Wyman Unit 4	8.33%	15		4	
Merrill Creek Reservoir	8.37%		$22	13	

Each PPL Generation subsidiary provided its own funding for its share of the facility. Each receives a portion of the total output of the generating stations equal to its percentage ownership. The share of fuel and other operating costs associated with the stations is reflected on the Statement of Income.

PPL Montana is the operator of the jointly-owned, coal-fired generating units comprising the Colstrip steam generation facility. At December 31, 2003 and 2002, PPL Montana had a 50% undivided leasehold interest in Colstrip Units 1 and 2 and a 30% undivided leasehold interest in Colstrip Unit 3 under operating leases. See Note 10 for additional information.

Notes to Consolidated Financial Statements

PPL Montana's share of direct expenses associated with the operation and maintenance of these facilities is included in the corresponding operating expenses on the Statement of Income. Each joint-owner in these facilities provides its own financing. As operator of all Colstrip Units, PPL Montana invoices each joint-owner for their respective portion of the direct expenses. The amount due from joint-owners was approximately $9 million and $8 million at December 31, 2003 and 2002.

At December 31, 2003, Montana Power continued to own a 30% leasehold interest in Colstrip Unit 4. As part of the purchase of generation assets from Montana Power, PPL Montana and Montana Power entered into a reciprocal sharing agreement to govern each party's responsibilities regarding the operation of Colstrip Units 3 and 4, and each party is responsible for 15% of the respective operating and construction costs, regardless of whether a particular cost is specified to Colstrip Unit 3 or 4. However, each party is responsible for its own fuel-related costs.

14. COMMITMENTS AND CONTINGENT LIABILITIES

Energy Purchases and Sales Commitments

Liability for Above Market NUG Contracts

In 1998, PPL Electric recorded a loss accrual for above market contracts with NUGs of $854 million, due to its generation business being deregulated. Effective January 1999, PPL Electric began reducing this liability as an offset to "Energy purchases" on the Statement of Income. This reduction is based on the estimated timing of the purchases from the NUGs and projected market prices for this generation. The final existing NUG contract expires in 2014. In connection with the corporate realignment in 2000, the remaining balance of this liability was transferred to PPL EnergyPlus. At December 31, 2003, the remaining liability associated with the above market NUG contracts was $352 million.

Wholesale Energy Commitments

As part of the purchase of generation assets from Montana Power, PPL Montana assumed a power purchase agreement and a power sales agreement (for the Flathead Irrigation Project), which were still in effect at December 31, 2003. In accordance with purchase accounting guidelines, PPL Montana recorded liabilities of $66 million as the estimated fair value of these agreements at the acquisition date. These liabilities are being reduced over the terms of the agreements, through 2010, as adjustments to "Wholesale energy marketing" revenues and "Energy purchases" on the Statement of Income. The unamortized balance of the liability related to the power purchase agreement at December 31, 2003 was $57 million and is included in "Wholesale energy commitments" on the Balance Sheet.

On July 1, 2002, PPL EnergyPlus began to sell to NorthWestern an aggregate of 450 MW of energy to be supplied by PPL Montana. Under two five-year agreements, PPL EnergyPlus is supplying 300 MW of around-the-clock electricity and 150 MW of unit-contingent on-peak electricity. PPL Montana also makes short-term energy sales to NorthWestern. Following NorthWestern's credit downgrades to below investment grade in late-2002, PPL Montana and NorthWestern agreed to modify the payment provisions of the energy contracts such that NorthWestern would pay PPL Montana on a weekly basis, in arrears.

In September 2003, NorthWestern filed a voluntary petition for relief seeking to reorganize under Chapter 11 of the U.S. Bankruptcy Code. NorthWestern made its filing in federal bankruptcy court in Delaware. Between the time of NorthWestern's last weekly payment and the bankruptcy filing date, PPL Montana made approximately $1.6 million of energy sales to NorthWestern.

Following the date that NorthWestern filed for bankruptcy, PPL Montana and NorthWestern agreed to amend the power supply agreements to, among other things, eliminate the weekly payment arrangements and resume more typical monthly invoicing and payment arrangements. The amendments were contingent on NorthWestern's assumption of the power supply agreements in its bankruptcy proceeding.

In September 2003, NorthWestern filed a motion with the bankruptcy court seeking, among other things, to assume the two five-year power supply agreements (as amended) and to pay PPL Montana for the approximately $1.6 million of energy sales made immediately prior to the time of the bankruptcy filing. In October 2003, the bankruptcy court entered an order granting NorthWestern's motion. NorthWestern has, in accordance with the terms of the judge's order, paid PPL Montana for the pre-filing energy sales, and the parties have resumed monthly invoicing and payment arrangements.

As a result of New Jersey's Electric Discount and Energy Competition Act, its Board of Public Utilities authorized and made available to power suppliers, on a competitive basis, the opportunity to provide Basic Generation Service (BGS) to all non-shopping New Jersey customers. In February 2003, PPL EnergyPlus was awarded 34-month fixed-price BGS and 10-month hourly energy price BGS for a fixed percentage of customer load (approximately 1,000 MW) for Atlantic City Electric Company, Jersey Central Power & Light Company and Public Service Electric & Gas Company. These contracts commenced in August 2003.

In April 2003, PPL EnergyPlus entered into an agreement with Arizona Public Service Company to provide 112 MW of capacity and associated electricity from July through September of 2003 and 150 MW from June through September of 2004 and 2005.

In May 2003, PPL EnergyPlus entered into agreements with Tucson Electric Power Company to provide 37 MW of capacity and associated electricity from June through December of 2003 and 75 MW from January 2004 through December 2006.

In May 2003, PPL EnergyPlus entered into a 20-year agreement with Community Energy, Inc. to purchase energy from its Bear Creek wind power project in northeastern Pennsylvania. The project is expected to produce up to 20 MW and be completed in 2004.

In September 2003, Connecticut Light and Power Company (CL&P) issued a request for proposals seeking energy supply for CL&P's Transitional Standard Offer retail customer load. In October 2003, PPL EnergyPlus was awarded a three-year, fixed-price contract beginning in January 2004 to supply 12.5% of CL&P's Transitional Standard Offer load. During peak hours, PPL EnergyPlus' obligation to supply CL&P's Transitional Standard Offer load may reach 625 MW.

Legal Matters

PPL and its subsidiaries are involved in numerous legal proceedings, claims and litigation in the ordinary course of business. PPL and its subsidiaries cannot predict the ultimate outcome of such matters, or whether such matters may result in material liabilities.

Tax Assessment Appeals

Pursuant to changes in PURTA enacted in 1999, PPL subsidiaries have filed a number of tax assessment appeals in various Pennsylvania counties where PPL facilities are located. These appeals challenge existing local tax assessments, which now comprise the basis for payment of the PURTA tax on PPL's properties. Also, as of January 1, 2000, generation facilities are no longer taxed under PURTA, and these local assessments will be used directly to determine local real estate tax liability for PPL's power plants. In July 1999, PPL filed retroactive appeals for tax years 1998 and 1999, as permitted by the new law. In addition, PPL has filed appeals for 2000 and beyond, as permitted under normal assessment procedures. It is anticipated that assessment appeals may now be an annual occurrence.

Hearings on the pending appeals were held by the boards of assessment appeals in each county, and decisions have now been rendered by all counties. To the extent the appeals were denied or PPL was not otherwise satisfied with the results, PPL filed further appeals from the board decisions with the appropriate county Courts of Common Pleas.

Of the two pending proceedings in Pennsylvania, only the appeal concerning the assessed value of the Susquehanna nuclear station will result in annual local taxes exceeding $1 million. PPL's appeal of the Susquehanna station assessment was decided in its favor by the Luzerne County Court of Common Pleas, and PPL subsequently settled with the local taxing authorities, resulting in annual local tax liability of approximately $3 million for tax years 2000 and beyond and no additional PURTA tax liability for tax years 1998 and 1999. However, the settlement of the tax liability for tax years 1998 and 1999 was subject to the outcome of claims asserted by certain intervenors which are described below.

In August 2000, over PPL's objections, the Luzerne County Court of Common Pleas permitted Philadelphia City and County, the Philadelphia School District and the Southeastern Pennsylvania Transportation Authority (SEPTA) (collectively, the "Philadelphia parties") to intervene in the case because a change in the assessment of the plant affected the amount they collected under PURTA for the tax years 1998 and 1999. Based on the appraisal obtained by the Philadelphia parties, PPL would have been required to pay up to an extra $213 million in PURTA taxes for 1998 and 1999. The court ruled in PPL's favor concerning the assessed value of the plant, and this determination was affirmed by the Commonwealth Court in October 2003. The Philadelphia parties subsequently petitioned the Commonwealth Court for reargument, and this request was denied. The Philadelphia parties did not seek further appellate review of this matter.

PPL Montana is currently protesting certain property tax assessments by the Montana Department of Revenue (MDOR) on its generation facilities. The tax liabilities in dispute are approximately $2 million for 2000 and 2001, $9 million for 2002 and $6 million for 2003. PPL Montana's dispute with respect to most of the 2002 and 2003 tax liability is based on the assessed value used by the MDOR for PPL Montana's hydroelectric facilities versus the assessed value used for the facilities of another hydroelectric generator in the state. The state tax appeals board is scheduled to hear the 2000 and 2001 disputes in April 2004, while the hearing for the 2002 dispute is scheduled for May 2004. A hearing for the 2003 dispute has not yet been scheduled.

Montana Power Shareholders' Litigation

In August 2001, a purported class-action lawsuit was filed by a group of shareholders of Montana Power against Montana Power, the directors of Montana Power, certain advisors and consultants of Montana Power and PPL Montana. The plaintiffs allege, among other things, that Montana Power was required to, and did not, obtain shareholder approval of the sale of Montana Power's generation assets to PPL Montana in 1999. Although most of the claims in the complaint are against Montana Power, its board of directors, and its consultants and advisors, two claims are asserted against PPL Montana. In the first claim, plaintiffs seek a declaration that because Montana Power shareholders did not vote on the 1999 sale of generating assets to PPL Montana, that sale "was null and void ab initio." The second claim alleges that PPL Montana was privy to and participated in a strategy whereby Montana Power would sell its generation assets to PPL Montana without first obtaining Montana Power shareholder approval, and that PPL Montana has made net profits in excess of $100 million as the result of this alleged illegal sale. In the second claim, plaintiffs request that the court impose a "resulting and/or constructive trust" on both the generation assets themselves and all profits, plus interest on the amounts subject to the trust. This lawsuit is currently pending in the U.S. District Court of Montana, Butte Division. PPL cannot predict the outcome of this matter.

NorthWestern Corporation Litigation

In connection with the acquisition of the Montana generation assets, the Montana Power APA, which was previously assigned to PPL Montana by PPL Global, includes a provision concerning the proposed purchase by PPL Montana of a portion of NorthWestern's interest in the 500-kilovolt Colstrip Transmission System (CTS) for $97 million. During 2002, PPL Montana had been in discussions with NorthWestern regarding the proposed purchase of the CTS and the claims that PPL Montana believes it has against NorthWestern arising from the Montana Power APA and related agreements. Notwithstanding such discussions, in September 2002, NorthWestern filed a lawsuit against PPL Montana in Montana state court seeking specific performance of PPL Montana's purchase of the CTS or, alternatively, damages for breach of contract. Pursuant to PPL Montana's application, the matter was removed to the U.S. District Court of Montana, Butte Division. Following removal, NorthWestern asserted additional claims for damages against PPL Montana, and PPL Montana filed defenses denying liability for NorthWestern's claims as well as counterclaims against NorthWestern seeking damages PPL Montana believes it has suffered under the Montana Power APA and related agreements. This matter currently is scheduled for trial in the Montana federal district court in mid-2005.

In September 2003, NorthWestern filed a petition in Delaware for reorganization under the U.S. Bankruptcy Code, which has resulted in an automatic stay of PPL Montana's counterclaims against NorthWestern. PPL Montana has applied to the bankruptcy court for relief from the automatic stay. In December 2003, NorthWestern filed a motion to transfer this litigation from the Montana federal district court to the federal district court in Delaware where NorthWestern's bankruptcy proceeding is pending. PPL Montana has opposed the motion for transfer, which will be decided by the Montana federal district court. NorthWestern and PPL Montana also have stipulated in NorthWestern's bankruptcy proceeding that the automatic stay of PPL Montana's counterclaims will be lifted ten days after the Montana federal district court rules on the transfer motion. PPL cannot predict the outcome of this litigation.

Montana Hydroelectric Litigation

In October 2003, a lawsuit was filed against PPL Montana, PPL Services, Avista Corporation, PacifiCorp and nine John Doe defendants in the U.S. District Court of Montana, Missoula Division, by two residents allegedly acting in a representative capacity on behalf of the State of Montana. In January 2004, the complaint was amended to, among other things, include the Great Falls school districts as additional plaintiffs. The action seeks a declaratory judgment, compensatory damages for unjust enrichment, trespass and negligence, and attorneys fees on a "private attorney general" theory for use of state and/or "school trust" lands without the compensation required by law and to require defendants to adequately compensate the state and/or the State School Trust fund for full market value of lands occupied. Generally, the suit is founded on allegations that the bed of navigable rivers is state-owned property following admission to statehood, and that the use thereof for placement of dam structures, affiliated structures and reservoirs should trigger lease payments for use of land underneath. The plaintiffs allege that the State Land Board and Department of Natural Resources and Conservation failed to exercise their duty to administer riverbeds for the maximum benefit of public education and/or the state. No specific amount of damages has been claimed. PPL Montana and PPL Services cannot predict the outcome of this litigation.

Regulatory Issues

California ISO and Western Markets

Through its subsidiaries, PPL has made approximately $18 million of sales to the California ISO, of which $17 million has not been paid to PPL subsidiaries. Given the myriad of electricity supply problems presently faced by the California electric utilities and the California ISO, PPL cannot predict whether or when it will receive payment. As of December 31, 2003, PPL has fully reserved for possible underrecoveries of payments for these sales.

Regulatory proceedings arising out of the California electricity supply situation have been filed at the FERC. The FERC has determined that all sellers of energy into markets operated by the California ISO and the California Power Exchange, including PPL Montana, should be subject to refund liability for the period beginning October 2, 2000 through June 20, 2001 and initiated an evidentiary hearing concerning refund amounts. In April 2003, the FERC changed the manner in which this refund liability is to be computed and ordered further proceedings to determine the exact amounts that the sellers, including PPL Montana, would be required to refund.

In June 2003, the FERC took several actions as a result of a number of related investigations. The FERC terminated proceedings pursuant to which it had been considering whether to order refunds for spot market bilateral sales made in the Pacific Northwest, including sales made by PPL Montana, during the period December 2000 through June 2001. The FERC explained that the totality of the circumstances made refunds unfeasible and inequitable, and that it had provided adequate relief by adopting a price cap throughout the western U.S. The FERC also denied pending complaints against long-term contracts in the western U.S. In these complaints, various power buyers challenged selected long-term contracts that they entered into during 2000 and 2001, complaining that the power prices were too high and reflected manipulation of those energy markets. The FERC found that the complainants had not met their burden of showing that changing or canceling the contracts was "in the public interest" and that the dysfunction in the California markets did not justify changing these long-term contracts. In two separate orders, the FERC also ordered 65 different companies, agencies or municipalities to show cause why they should not be ordered to disgorge profits for "gaming" or anomalous market behavior during 2000 and 2001. These orders to show cause address both unilateral and joint conduct identified as the "Enron trading strategies." Neither PPL EnergyPlus nor PPL Montana was included in these orders to show cause, and they previously have explained in responses to data requests from the FERC that they have not engaged in such trading strategies. Finally, the FERC issued a new investigation order directing its staff to investigate any bids made into the California markets in excess of $250/MWh during the period from May 2000 to October 2000, a period of time prior to the period examined in connection with most of the proceedings described above. To their knowledge, neither PPL EnergyPlus nor PPL Montana is being investigated by the FERC under this new order.

Litigation arising out of the California electricity supply situation has been filed in California courts against sellers of energy to the California ISO. The plaintiffs and intervenors in these legal proceedings allege, among other things, abuse of market power, manipulation of market prices, unfair trade practices and violations of state antitrust laws, and seek other relief, including treble damages and attorneys' fees. While PPL's subsidiaries have not been named by the plaintiffs in these legal proceedings alleging abuses of market power, manipulation of market prices, unfair trade practices and violations of state antitrust laws, PPL Montana was named by a defendant in its cross-complaint in a consolidated court proceeding, which combined into one master proceeding several of the lawsuits alleging antitrust violations and unfair trade practices. This generator denies that any unlawful, unfair or fraudulent conduct occurred but asserts that, if it is found liable, the other generators and power marketers, including PPL Montana, caused, contributed to and/or participated in the plaintiffs' alleged losses.

In May 2003, the Port of Seattle filed a lawsuit in the U.S. District Court for the Western District of Washington against eighteen defendants, including PPL Montana. The lawsuit asserts claims against all defendants under the federal and state antitrust laws, the federal Racketeer Influenced and Corrupt Organizations Act and for common law fraud. The complaint centers on many of the same alleged activities that are the basis for the litigation arising out of the California electricity supply situation described above. The Port of Seattle is seeking actual, trebled and punitive damages, as well as attorneys' fees. PPL Montana and several other defendants have filed a motion to dismiss this complaint that has not been ruled on by the court. In December 2003, this matter was transferred to the U.S. District Court for the Southern District of California for inclusion with proceedings already centralized and pending in that court.

In February 2004, the Montana Public Service Commission initiated a limited investigation of the Montana retail electricity market for the years 2000 and 2001, focusing on how that market was affected by transactions involving the possible manipulation of the electricity grid in the western U.S. The investigation includes all public utilities and licensed electricity suppliers in Montana, as well as other entities that may possess relevant information. Through its subsidiaries, PPL is a licensed electricity supplier in Montana and a wholesale supplier in the western U.S. As with the other investigations taking place as a result of the issues arising out of the electricity supply situation in California and other western states, PPL and its subsidiaries believe that they have not engaged in any improper trading or marketing practices affecting the Montana retail electricity market.

While PPL and its subsidiaries believe that they have not engaged in any improper trading practices, they cannot predict whether, or the extent to which, any PPL subsidiaries will be the target of any additional governmental investigations or named in other lawsuits or refund proceedings, the outcome of any such lawsuits or proceedings or whether the ultimate impact on them of the electricity supply situation in California and other western states will be material.

PJM Capacity Transactions

In November 2001, the PJM Market Monitor publicly released a report prepared for the PUC entitled "Capacity Market Questions" relating to the pricing of installed capacity in the PJM daily market during the first quarter of 2001. The report concluded that PPL EnergyPlus (identified in the report as "Entity 1") was able to exercise market power to raise the market-clearing price above the competitive level during that period. PPL EnergyPlus does not agree with the Market Monitor's conclusions that it exercised market power, and the Market Monitor acknowledged in his report that PJM's standards and rules did not prohibit PPL EnergyPlus' conduct. In November 2001, the PUC issued an Investigation Order directing its Law Bureau to conduct an investigation into the PJM capacity market and the allegations in the Market Monitor's report. In June 2002, the PUC issued an investigation report alleging, among other things, that PPL had unfairly manipulated electricity markets in early 2001. The PUC stated that it was not authorized to, and was not attempting to, adjudicate the merits of PPL's defenses to its allegations, but referred the matter to the U.S. Department of Justice – Antitrust Division (DOJ), the FERC and the Pennsylvania Attorney General.

In June 2003, the DOJ notified PPL that it had closed its investigation in this matter. Also in June, the Pennsylvania Attorney General's office completed its investigation and notified the PUC that PPL did not violate antitrust or other laws in its capacity market activities. The FERC already has completed two investigations related to these capacity market questions and has found no reason to take action against PPL. PPL continues to believe that the PUC's report is inaccurate, that its conclusions are groundless, and that PPL acted ethically and legally, in compliance with all applicable laws and regulations.

In September 2002, PPL was served with a complaint filed by Utilimax.com, Inc., which was a member of PJM, in the U.S. District Court for the Eastern District of Pennsylvania against PPL and PPL EnergyPlus alleging, among other things, violations of the federal antitrust laws in connection with the capacity transactions described in the Market Monitor's report. The court dismissed the complaint with prejudice in July 2003, and Utilimax has appealed the court's dismissal to the U.S. Court of Appeals for the Third Circuit.

In December 2002, PPL was served with a complaint against PPL, PPL EnergyPlus and PPL Electric filed in the U.S. District Court for the Eastern District of Pennsylvania by a group of 14 Pennsylvania boroughs that apparently alleges, in broad terms, similar violations of the federal antitrust laws. These boroughs were wholesale customers of PPL Electric. In addition, in November 2003, PPL and PPL EnergyPlus were served with a complaint which was filed in the same court by Joseph Martorano, III (d/b/a ENERCO), that also alleges violations of the federal antitrust laws. The complaint indicates that ENERCO provides consulting and energy procurement services to clients in Pennsylvania and New Jersey. Although PPL believes the claims in these complaints are without merit, they cannot predict the outcome of these matters.

New England Investigation

In January 2004, PPL became aware of an investigation by the Connecticut Attorney General and the FERC's Office of Market Oversight and Investigation (OMOI) regarding allegations that natural gas-fired generators located in New England illegally sold natural gas instead of generating electricity during the week of January 12, 2004. Subsequently, PPL and other generators were served with a data request by OMOI. The data request indicated that PPL was not under suspicion of a regulatory violation but that OMOI was conducting an initial investigation. PPL has responded to this data request. While PPL does not believe that it committed any regulatory or other violations concerning the subject matter of the investigation, PPL cannot predict the outcome of the investigation.

FERC Market-based Rate Authority

In December 1998, the FERC issued an order authorizing PPL EnergyPlus to make wholesale sales of electric power and related products at market-based rates. In that order, the FERC directed PPL EnergyPlus to file an updated market analysis within three years of the date of the order, and every three years thereafter. PPL EnergyPlus filed its initial updated market analysis in December 2001. Several parties thereafter filed interventions and protests requesting that, in light of the PJM Market Monitor's report described above, PPL EnergyPlus be required to provide additional information demonstrating that it has met the FERC's market power tests necessary for PPL EnergyPlus to continue its market-based rate authority. PPL EnergyPlus has responded that the FERC does not require the economic test suggested by the intervenors and that, in any event, it would meet such economic test if required by the FERC. PPL EnergyPlus cannot predict the outcome of this matter.

FERC Proposed Rules

In July 2002, the FERC issued a Notice of Proposed Rulemaking entitled "Remedying Undue Discrimination through Open Access Transmission Service and Standard Electricity Market Design." The proposed rule is currently available for public comment and contains a proposed implementation date of July 31, 2003. However, since the issuance of the proposed rule, the FERC has delayed the implementation date. This far-reaching proposed rule, in its current form, purports to establish uniform transmission rules and a standard market design by, among other things:

- enacting standard transmission tariffs and uniform market mechanisms,
- monitoring and mitigating "market power,"
- managing transmission congestion through pricing and tradable financial rights,
- requiring independent operational control over transmission facilities,
- forming state advisory committees on regional transmission organizations and resource adequacy, and
- exercising FERC jurisdiction over all transmission service.

In April 2003, the FERC issued a white paper describing certain modifications to the proposed rule. The FERC has requested comments and is holding numerous public comment sessions concerning the white paper.

If adopted, this proposed rule may have a significant impact on PPL and its subsidiaries, which cannot be predicted at this time.

In November 2003, the FERC adopted a proposed rule to condition all new and existing electric market-based tariffs and authorizations to include provisions prohibiting the seller from engaging in anticompetitive behavior or the exercise of market power. The FERC order adopts a list of market behavior rules that apply to all electric market-based rate tariffs and authorizations, including those of PPL EnergyPlus and any other PPL subsidiaries that hold market-based rate authority. PPL does not expect this rule to have a significant impact on its subsidiaries.

Wallingford Deactivation

In January 2003, PPL negotiated an agreement with the ISO – New England that would declare that four of the five units at PPL's Wallingford, Connecticut facility are "reliability must run" units and put those units under cost-based rates. This agreement and the cost-based rates are subject to the FERC's approval, and PPL filed a request with the FERC for such approval. PPL requested authority for cost-based rates because the current and anticipated wholesale prices in New England are insufficient to cover the costs of keeping these units available for operation. In March 2003, PPL filed an application with the New England Power Pool to temporarily deactivate these four units. In May 2003, FERC denied PPL's request for cost-based rates in light of FERC's changes to the market and bid mitigation rules of the ISO – New England made in a similar case involving generating units owned by NRG Energy, Inc. PPL subsequently has explained to the FERC that its changes to the market and bid mitigation rules of ISO – New England will not provide sufficient revenues to PPL, and PPL continues to seek approval of its cost-based rates. However, PPL has informed the New England Power Pool that it will not pursue its request to temporarily deactivate certain Wallingford units. In February 2004, PPL appealed the FERC's denial of its request for cost-based rates to the U.S. Court of Appeals for the D.C. Circuit. PPL cannot predict the outcome of this matter.

IRS Synthetic Fuels Tax Credits

Through one of its subsidiaries, PPL operates a synfuel facility in Somerset, Pennsylvania and receives tax credits pursuant to Section 29 of the Internal Revenue Code based on its sale of synfuel to unaffiliated third-party purchasers. Section 29 of the Internal Revenue Code provides tax credits for the production and sale of solid synthetic fuels produced from coal. To qualify for the Section 29 tax credits, the synthetic fuel must meet three primary conditions: (i) there must be a significant chemical change in the coal feedstock, (ii) the product must be sold to an unaffiliated entity, and (iii) the production facility must have been placed in service before July 1, 1998. Section 29 tax credits are currently scheduled to expire at the end of 2007.

PPL received a private letter ruling from the IRS in November 2001 pursuant to which, among other things, the IRS concluded that the synthetic fuel produced at the Somerset facility qualifies for Section 29 tax credits. PPL uses the Covol technology to produce synfuel at the Somerset facility, and the IRS issued the private letter ruling after its review and approval of that technology. In reliance on this private letter ruling, PPL has sold synfuel produced at the Somerset facility resulting in an aggregate of approximately $147 million of tax credits as of December 31, 2003. PPL has estimated that the Somerset facility will contribute approximately $0.13 to its EPS in each year from 2004 through 2007. PPL also purchases synfuel from unaffiliated third parties, at prices below the market price of coal, for use at its coal-fired power plants.

In June 2003, the IRS announced that it had reason to question the scientific validity of certain test procedures and results that have been presented to it by taxpayers with interests in synfuel operations as evidence that the required significant chemical change has occurred, and that it was reviewing information regarding these test procedures and practices. In conjunction with such review, the IRS suspended the issuance of private letter rulings concerning whether a significant chemical change has occurred for requests relying on the procedures and results being reviewed. In addition, the IRS indicated that it might revoke existing private letter rulings that relied on the procedures and results under review if it determined that those test procedures and results do not demonstrate that a significant chemical change has occurred.

In October 2003, the IRS announced that it had completed its review of the scientific validity of test procedures and results presented by taxpayers as evidence of significant chemical change and determined that the test procedures and results used by taxpayers are scientifically valid, if the procedures are applied in a consistent and unbiased manner. Further, the IRS announced that it will continue to issue rulings on significant chemical change under applicable IRS guidelines, despite some question by the IRS as to whether those processes result in the level of significant chemical change required by Section 29 of the Internal Revenue Code and IRS revenue rulings. Finally, the IRS indicated that it would require taxpayers to comply with certain sampling and data/record retention practices to obtain or maintain a ruling on significant chemical change.

PPL believes that the October IRS announcement confirms that PPL is justified in its reliance on the private letter ruling for the Somerset facility, that the test results that PPL presented to the IRS in connection with its private letter ruling are scientifically valid and that PPL has operated the Somerset facility in compliance with the private letter ruling and Section 29 of the Internal Revenue Code.

In October 2003, following the IRS announcement, it was reported that the U.S. Senate Permanent Subcommittee on Investigations, of the Committee on Governmental Affairs, had begun an investigation of the synthetic fuel industry and its producers. PPL cannot predict when the investigation will be completed or the potential results of the investigation.

U.K. Electricity Regulation

The principal legislation governing the structure of the electricity industry in Great Britain is the Electricity Act 1989 (the "Electricity Act"), as amended by the Utilities Act 2000 (the "Utilities Act").

The provisions in the Utilities Act include the replacement of individual gas and electricity regulators with the Gas and Electricity Markets Authority (the "Regulator"). The principal objective of the Regulator is to protect the interests of consumers, wherever appropriate, by promoting effective competition in electricity generation and supply. There currently is no competition in electricity distribution, but recently a small operator has applied to the Regulator for a license to operate in Great Britain.

Each distribution business constitutes a natural regional monopoly and is subject to control on the prices it can charge and the quality of supply it must provide. The operations of WPD are regulated under its distribution licenses, pursuant to which income generated is subject to an allowed revenue regulatory framework that provides economic incentives to minimize operating, capital and financing costs. Under the Electricity Act, WPD is under a statutory duty to offer terms to connect any customer requiring electricity within their area and to maintain that connection. The allowed revenue that is recovered from electricity supply businesses through charges by the Distribution Network Operator (DNO) made for the use of the distribution network is regulated on the basis of the Retail Price Index (RPI) minus X formula. The allowed revenue is increased by RPI minus X during the tenure of each price control period. (RPI is a measure of inflation and equals the percentage change in the U.K. RPI between the six-month period of July to December in the previous year. The X factor is established by the Regulator following review and represents an annual efficiency factor.) The Regulator currently sets the Distribution Price Control Formula for five-year periods.

The current Distribution Price Control Formula permits DNOs, within a review period, to partially retain additional revenues due to increased distribution of units and to retain all increases in operating profit due to efficient operations and the reduction of expenses (including financing costs). The Regulator may reduce this increase in operating profit through a one-off price reduction in the first year of the new pricing regime, if the Regulator determines that it is not a function of efficiency savings, or if genuine efficiency savings have been made and the Regulator determines that customers should benefit through lower prices.

In December 1999, the Regulator published final price proposals for distribution price control for the 12 DNOs in England and Wales. These proposals represented a reduction to distribution prices of 20% for WPD (South West) and 26% for WPD (South Wales) effective April 2000, followed by a reduction in real terms (i.e., before inflation is taken into account) of 3% each year from April 2001. This price control is scheduled to operate until March 2005.

Improvements in quality of supply form an important part of the final proposals. Revised targets for system performance, in terms of the security and availability of supply, were proposed with new targets for reductions in minutes lost and interruptions.

The Regulator has introduced a quality of service incentive plan for the period from April 2002 to March 2005. Companies will be penalized annually up to 2% of revenue for failing to meet their quality of supply targets for the incentive plan. The plan includes a mechanism for rewarding companies which exceed their targets based on their rate of improvement of performance during the period and a process for rewarding exceptional performance by specifying how the targets will be reset.

Distribution businesses must also meet the Guaranteed and Overall Standards of Performance, which are set by the Regulator to ensure an appropriate level of quality of supply. If a company fails to provide the level of service specified, it must make a fixed payment to the retail customer affected.

In June 2003, the Regulator published a report on the quality of supply from April 2001 through March 2002. The report confirms that WPD (South West) and WPD (South Wales) met or exceeded such standards and that no payments were required to be made by either company.

Any significant lowering of rates implemented by the Regulator after the current price control ends in March 2005 could lower the amount of revenue WPD generates in relation to its operational cost and could materially lower the income of WPD.

Environmental Matters – Domestic

Due to the environmental issues discussed below or other environmental matters, PPL subsidiaries may be required to modify, replace or cease operating certain facilities to comply with statutes, regulations and actions by regulatory bodies or courts. In this regard, PPL subsidiaries also may incur capital expenditures or operating expenses in amounts which are not now determinable, but which could be significant.

Air

The Clean Air Act deals, in part, with acid rain, attainment of federal ambient ozone standards and toxic air emissions in the U.S. PPL's subsidiaries are in substantial compliance with the Clean Air Act. The Bush administration and certain members of Congress have made proposals regarding possible amendments to the Clean Air Act. These amendments could require significant further reductions in nitrogen oxide, sulfur dioxide and mercury and could possibly require measures to limit carbon dioxide. In addition, several states have taken their own actions requiring mandatory carbon dioxide emission reductions. Pennsylvania and Montana have not, at this time, established any formal programs to address carbon dioxide and other greenhouse gases.

The Pennsylvania DEP has finalized regulations requiring further seasonal (May-June) nitrogen oxide reductions to 80% from 1990 levels starting in 2003. These regulations are pursuant to EPA's 1998 State Implementation Plan (SIP) call to 22 eastern states, including Pennsylvania, to revise their state implementation plans. PPL achieved the 2003 nitrogen oxide reductions with the installation of SCR technology on the Montour units, and may install SCR or other additional nitrogen oxide reduction technology on one or more Brunner Island units at a later date.

The EPA has also developed new standards for ambient levels of ozone and fine particulates in the U.S. These standards have been upheld following court challenges. The new particulates standard may require further reductions in sulfur dioxide and year-round nitrogen oxide reductions commencing in 2010–2012 at SIP-call levels in Pennsylvania for certain PPL subsidiaries, and at slightly less stringent levels in Montana. The revised ozone standard is not expected to have a material effect on facilities of PPL subsidiaries.

The EPA has proposed mercury and nickel regulations and is expected to finalize these regulations in 2004. The cost of complying with these regulations is not now determinable, but could be significant.

In 1999, the EPA initiated enforcement actions against several utilities, asserting that older, coal-fired power plants operated by those utilities have, over the years, been modified in ways that subject them to more stringent "New Source" requirements under the Clean Air Act. The EPA has since issued notices of violation and commenced enforcement activities against other utilities. The future direction of the EPA's enforcement initiative is presently unclear. Therefore, at this time, PPL is unable to predict whether such EPA enforcement actions will be brought with respect to any of its affiliates' plants. However, the EPA regional offices that regulate plants in Pennsylvania (Region III) and Montana (Region VIII) have indicated an intention to issue information requests to all utilities in their jurisdiction. The Region VIII office issued such a request to PPL Montana's Corette plant in 2000 and the Colstrip plant in 2003. The Region III office issued such a request to PPL Generation's Martins Creek plant in 2002. PPL and its subsidiaries have responded to the Corette and Martins Creek information requests and are in the process of responding to the Colstrip information request. The EPA has taken no further action following the Martins Creek and Corette submittals. PPL cannot presently predict what, if any, action the EPA might take in this regard. Should the EPA or any state initiate one or more enforcement actions against PPL or its subsidiaries, compliance with any such enforcement actions could result in additional capital and operating expenses in amounts which are not now determinable, but which could be significant.

In 2003, the EPA issued changes to its "New Source" regulations that clarify what projects are exempt from "New Source" requirements as routine maintenance and repair. Under these clarifications, any project to replace existing equipment with functionally equivalent equipment would be considered routine maintenance and excluded from "New Source" review if the cost of the replaced equipment does not exceed 20% of the replacement cost of the entire process unit, the basic design is not changed and no permit limit is exceeded. These clarifications would substantially reduce the uncertainties under the prior "New Source" regulations; however, they have been stayed by the U.S. Court of Appeals for the District of Columbia Circuit. PPL is therefore continuing to operate under the "New Source" regulations as they existed prior to the EPA's clarifications.

The New Jersey DEP and some New Jersey residents raised environmental concerns with respect to the Martins Creek plant, particularly with respect to sulfur dioxide emissions and the opacity of the plant's plume. These issues were raised in the context of an appeal by the New Jersey DEP of the Air Quality Plan Approval issued by the Pennsylvania DEP to the adjacent Lower Mt. Bethel facility, which is currently under construction. In October 2003, PPL finalized an agreement with the New Jersey DEP and the Pennsylvania DEP pursuant to which it will reduce sulfur dioxide emissions from its Martins Creek power plant. Under the agreement, PPL Martins Creek will shut down the plant's two coal-fired generating units by September 2007 and may repower them any time after shutting them down so long as it follows all applicable state and federal requirements, including installing the best available pollution control technology. PPL Martins Creek also will reduce the fuel sulfur content for those units as well as the plant's two oil-fired units beginning in 2004. In addition, PPL will donate to a non-profit organization 70% of the excess emission allowances and emission reduction credits that result from shutting down or repowering the coal units. As a result of the agreement, the New Jersey DEP has withdrawn its challenge to the Air Quality Plan Approval for the Lower Mt. Bethel facility. The agreement will not result in material costs to PPL.

The agreement does not address the issues raised by the New Jersey DEP regarding the visible opacity of emissions from the Martins Creek plant. If it is determined that actions must be taken to address the visible opacity of these emissions, such actions could result in costs that are not now determinable, but which could be significant.

In addition to the opacity concerns raised by the New Jersey DEP, the Pennsylvania DEP also has raised concerns about the opacity of emissions from the Martins Creek and Montour plants. PPL is discussing these concerns with the Pennsylvania DEP. If it is determined that actions must be taken to address the Pennsylvania DEP's concerns, such actions could result in costs that are not now determinable, but which could be significant.

In December 2003, PPL Montana, as operator of the Colstrip facility, received an Administrative Compliance Order (ACO) from the EPA pursuant to the Clean Air Act. The ACO alleges that Units 3 and 4 of the facility have been in violation of the Clean Air Act permit at Colstrip since 1980. The permit required Colstrip to submit for review and approval by the EPA an analysis and proposal for reducing emissions of nitrogen oxides (NO_X) to address visibility concerns if and when EPA promulgates Best Available Retrofit Technology requirements for NO_X. The EPA is asserting that regulations it promulgated in 1980 triggered this requirement. PPL believes that the ACO is unfounded and is discussing the matter with the EPA. The ACO does not expressly seek penalties, and it is unclear at this time what, if any, additional control technology the EPA may consider to be required. Accordingly, the costs to install any additional controls for NO_X, if required, are not now determinable, but could be significant.

Water/Waste

A final permit for water discharges (NPDES permit) has been issued to the Brunner Island generating plant. The permit contains a provision requiring further studies on the thermal impact of the cooling water discharge from the plant. These studies are underway and are expected to be completed in 2006. The Pennsylvania DEP has stated that it believes the studies to date show that the temperature of the discharge must be lowered. The Pennsylvania DEP has also stated that it believes the plant is in violation of a permit condition prohibiting the discharge from changing the river temperature by more than two degrees per hour. PPL is discussing these matters with the agency. Depending on the outcome of these discussions, the plant could be subject to additional capital and operating costs that are not now determinable, but which could be significant.

The Pennsylvania DEP has issued a water quality certification and a draft NPDES permit to PPL Holtwood, LLC in the FERC license renewal proceeding for its Lake Wallenpaupack hydroelectric facility. PPL has appealed the certification and is discussing both the certification and the NPDES permit with the Pennsylvania DEP. If these discussions are unsuccessful, PPL expects to appeal the permit as well. Depending on the outcome of these appeals, each of the certification and the NPDES permit could impose additional costs on PPL, which are not now determinable, but which could be significant.

The EPA has significantly tightened the water quality standard for arsenic. The revised standard may require several PPL subsidiaries to either further treat wastewater or take abatement action at their power plants, or both. The cost of complying with the revised standard is not now determinable, but could be significant.

The EPA recently finalized requirements for new or modified water intake structures. These requirements will affect where generating facilities are built, will establish intake design standards, and could lead to requirements for cooling towers at new and modified power plants. If the source of water for the plants is surface water, these rules could impose significant capital and operating costs on PPL subsidiaries. Another new rule, expected to be finalized in 2004, will address existing structures. PPL has begun preliminary studies to evaluate options to comply with the expected rule. Each of these rules could impose additional costs on PPL subsidiaries, which are not now determinable, but which could be significant.

Superfund and Other Remediation

Under the Pennsylvania Clean Streams Law, subsidiaries of PPL Generation are obligated to remediate acid mine drainage at former mine sites and may be required to take additional measures to prevent potential acid mine drainage at previously capped refuse piles. One PPL subsidiary is pumping and treating mine water at two mine sites. Another PPL subsidiary plans to install passive wetlands treatment at a third site, and the Pennsylvania DEP has suggested that it may require that PPL subsidiary to pump and treat the mine water at that third site. At December 31, 2003, PPL had accrued $29 million to cover the costs of pumping and treating groundwater at two mine sites for 50 years and for installing passive wetlands treatment at the third site.

In 1995, PPL Electric and PPL Generation entered into a consent order with the Pennsylvania DEP to address a number of sites that were not being addressed under another regulatory program such as Superfund, but for which PPL Electric or PPL Generation may be liable for remediation. This may include potential PCB contamination at certain PPL Electric substations and pole sites; potential contamination at a number of coal gas manufacturing facilities formerly owned or operated by PPL Electric; oil or other contamination which may exist at some of PPL Electric's former generating facilities; and potential contamination at abandoned power plant sites owned by PPL Generation. As of December 31, 2003, work has been completed for 94% of the sites included in the consent order. Additional sites formerly owned or operated by PPL Electric are added to the consent order on a case-by-case basis.

In 1996, PPL Gas Utilities entered into a similar consent order with the Pennsylvania DEP to address a number of sites where subsidiaries of PPL Gas Utilities may be liable for remediation. The sites primarily include former coal gas manufacturing facilities. Subsidiaries of PPL Gas Utilities are also investigating the potential for any mercury contamination from gas meters and regulators. Accordingly, PPL Gas Utilities and the Pennsylvania DEP have agreed to add 72 meter/regulation sites to the consent order. As of December 31, 2003, PPL Gas Utilities had addressed 24% of the sites under its consent order.

Notes to Consolidated Financial Statements

At December 31, 2003, PPL Electric and PPL Gas Utilities had accrued approximately $3 million and $9 million, representing the estimated amounts they will have to spend for site remediation, including those sites covered by each company's consent orders mentioned above. Depending on the outcome of investigations at sites where investigations have not begun or have not been completed, the costs of remediation and other liabilities could be substantial. PPL also could face other non-remediation liabilities at sites included in the consent order or other contaminated sites, the costs of which are not now determinable, but which could be significant.

In conjunction with its 1999 sale of generating assets to PPL Montana, Montana Power prepared a Phase I and Phase II Environmental Site Assessment. The assessment identified various groundwater remediation issues. Based upon subsequent assessments and actions taken by PPL Montana, the costs to PPL Montana of the groundwater remediation measures identified in those assessments are expected to be approximately $3 million. However, additional expenditures could be required in amounts which are not now determinable, but which could be significant.

In May 2003, approximately 40 plaintiffs brought an action in the Montana Second Judicial District Court, Butte-Silver Bow County, against PPL Montana and the other owners of the Colstrip plant alleging property damage from fresh-water pond seepage and contamination from wastewater ponds at the plant. This action has been moved to the Montana Sixteenth Judicial District Court, Rosebud County. This action could result in PPL Montana and the other Colstrip owners being liable for damages and being required to take additional remedial measures, the costs of which are not now determinable, but which could be significant.

In 1999, the Montana Supreme Court held in favor of several citizens' groups that the right to a clean and healthful environment is a fundamental right guaranteed by the Montana Constitution. The court's ruling could result in significantly more stringent environmental laws and regulations, as well as an increase in citizens' suits under Montana's environmental laws. The effect on PPL Montana of any such changes in laws or regulations or any such increase in legal actions is not currently determinable, but it could be significant.

Future cleanup or remediation work at sites currently under review, or at sites not currently identified, may result in material additional operating costs for PPL subsidiaries that cannot be estimated at this time.

Asbestos

There have been increasing litigation claims throughout the U.S. based on exposure to asbestos against companies that manufacture or distribute asbestos products or that have these products on their premises. Certain of PPL's generation subsidiaries and certain of its energy services subsidiaries, such as those that have supplied, may have supplied or installed asbestos material in connection with the repair or installation of process piping and heating, ventilating and air conditioning systems, have been named as defendants in asbestos-related lawsuits. PPL cannot predict the outcome of these lawsuits or whether additional claims may be asserted against its subsidiaries in the future. PPL does not expect that the ultimate resolution of the current lawsuits will have a material adverse effect on its financial condition.

Electric and Magnetic Fields

Concerns have been expressed by some members of the public regarding the potential health effects of EMFs. These fields are emitted by all devices carrying electricity, including electric transmission and distribution lines and substation equipment. Government officials in the U.S. and the U.K. have focused attention on this issue. PPL and its subsidiaries support the current efforts to determine whether EMFs cause any human health problems and are taking steps to reduce EMFs, where practical, in the design of new transmission and distribution facilities. PPL is unable to predict what effect, if any, the EMF issue might have on its operations and facilities either in the U.S. or abroad, and the associated cost, or what, if any, liabilities it might incur related to the EMF issue.

Lower Mt. Bethel

In August 2002, the Northampton County Court of Common Pleas issued a decision concerning the permissible noise levels from the Lower Mt. Bethel facility when it becomes operational. Specifically, the court's decision sets certain permissible noise levels required for plant operation. PPL appealed the court's decision to the Commonwealth Court, and an intervenor in the lawsuit cross-appealed the court's decision. In May 2003, the Commonwealth Court remanded the case to the Court of Common Pleas for further findings of fact concerning the zoning application relating to the construction of the facility. In September 2003, the Court of Common Pleas ruled in PPL's favor while also reaffirming its decision on the noise levels, and the intervenor has appealed this ruling to the Commonwealth Court. The Lower Mt. Bethel facility is expected to be operational in 2004. However, PPL and PPL Energy Supply cannot predict the outcome of the ongoing litigation concerning the facility or its ultimate impact on the Lower Mt. Bethel facility, but such impact may be material.

Environmental Matters – International

U.K.

WPD's distribution businesses are subject to numerous regulatory and statutory requirements with respect to environmental matters. PPL believes that WPD has taken and continues to take measures to comply with the applicable laws and governmental regulations for the protection of the environment. There are no material legal or administrative proceedings pending against WPD with respect to environmental matters. See "Environmental Matters – Domestic – Electric and Magnetic Fields" for a discussion of EMFs.

Latin America

Certain of PPL's affiliates have electric distribution operations in Latin America. PPL believes that these affiliates have taken and continue to take measures to comply with the applicable laws and governmental regulations for the protection of the environment. There are no material legal or administrative proceedings pending against PPL's affiliates in Latin America with respect to environmental matters.

Other

Nuclear Insurance

PPL Susquehanna is a member of certain insurance programs which provide coverage for property damage to members' nuclear generating stations. Facilities at the Susquehanna station are insured against property damage losses up to $2.75 billion under these programs. PPL Susquehanna is also a member of an insurance program which provides insurance coverage for the cost of replacement power during prolonged outages of nuclear units caused by certain specified conditions. Under the property and replacement power insurance programs, PPL Susquehanna could be assessed retroactive premiums in the event of the insurers' adverse loss experience. At December 31, 2003, this maximum assessment was about $40 million.

PPL Susquehanna's public liability for claims resulting from a nuclear incident at the Susquehanna station is limited to about $10.9 billion under provisions of The Price Anderson Amendments Act of 1988. PPL Susquehanna is protected against this liability by a combination of commercial insurance and an industry assessment program. In the event of a nuclear incident at any of the reactors covered by The Price Anderson Amendments Act of 1988, PPL Susquehanna could be assessed up to $201 million per incident, payable at $20 million per year.

Guarantees and Other Assurances

In the normal course of business, PPL enters into agreements that provide financial performance assurance to third parties on behalf of certain subsidiaries. Such agreements include, for example, guarantees, stand-by letters of credit issued by financial institutions and surety bonds issued by insurance companies. These agreements are entered into primarily to support or enhance the creditworthiness attributed to a subsidiary on a stand-alone basis, thereby facilitating the extension of credit to accomplish the subsidiaries' intended commercial purposes.

PPL provides certain guarantees that are required to be disclosed in accordance with FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34." See Note 22 for a discussion of FIN 45. The guarantees provided as of December 31, 2003 are discussed below. In accordance with the provisions of FIN 45, the fair values of guarantees related to arrangements entered into prior to January 1, 2003, as well as guarantees excluded from the initial recognition and measurement provisions of FIN 45, are not recorded in the financial statements.

PPL fully and unconditionally guarantees the debt securities of PPL Capital Funding, a wholly-owned financing subsidiary of PPL, including PPL Capital Funding's medium-term notes and the notes issued by PPL Capital Funding in connection with the PEPS Units and PEPS Units, Series B. PPL also fully and unconditionally guarantees all of the obligations of PPL Capital Funding Trust I, an unconsolidated wholly-owned financing subsidiary of PPL, under the trust preferred securities that are a component of the PEPS Units. The aggregate face value of the trust's outstanding preferred securities was $575 million at December 31, 2003. See the Statement of Company-Obligated Mandatorily Redeemable Securities for a discussion of the terms of the trust preferred securities of PPL Capital Funding Trust I and Note 8 for a description of the exchange offer involving the PEPS Units and PEPS Units, Series B and the remarketing of the trust preferred securities of PPL Capital Funding Trust I.

WPD LLP guarantees all of the obligations of SIUK Capital Trust I, an unconsolidated wholly-owned financing subsidiary of WPD LLP, under its trust preferred securities. The aggregate face value of the trust's outstanding preferred securities was $82 million at December 31, 2003. See the Statement of Company-Obligated Mandatorily Redeemable Securities for a discussion of the terms of the trust preferred securities of SIUK Capital Trust I.

PPL Generation has entered into certain partnership arrangements for the sale of coal to third parties. PPL Generation has also executed support agreements, which expire in 2007, for the benefit of these third-party purchasers pursuant to which it guarantees the partnerships' obligations in an amount up to its pro rata ownership interest in the partnerships. PPL Generation's maximum aggregate exposure under these support arrangements was approximately $9 million as of December 31, 2003.

PPL Susquehanna is contingently obligated to pay $40 million related to potential retroactive premiums that could be assessed under its nuclear insurance programs. Additionally, under the Price Anderson Amendments Act of 1988, PPL Susquehanna could be assessed up to $201 million for each incident at any of the nuclear reactors covered by this Act. See "Nuclear Insurance" for additional information.

PPL EnergyPlus enters into written put option contracts under which, in exchange for a premium received, it agrees to purchase a specified quantity of a commodity for a specified price if the counterparty exercises the option. The aggregate carrying value of such contracts that were outstanding as of December 31, 2003 was insignificant. These option contracts expire from June 2004 through August 2004. The aggregate maximum amount of payments that PPL EnergyPlus could be required to make if the options are exercised by the counterparties under these contracts is $3 million.

Certain acquisition agreements relating to the acquisition of mechanical contractors contain provisions that require a PPL subsidiary to make contingent payments to the former owners based upon the profitability of the business unit. The maximum amount of potential payments is not explicitly stated in the acquisition agreements. These arrangements expire at the end of 2004. Based on current expectations, PPL estimates that any amounts to be paid under these arrangements for future performance of the business units will be insignificant.

Certain agreements relating to the purchase of ownership interests in synfuel projects contain provisions that require certain PPL subsidiaries to make contingent purchase price payments to the former owners. These payments are non-recourse to PPL and its subsidiaries and are based primarily upon production levels of the synfuel projects. The maximum amounts of potential payments are not explicitly stated in the agreements. These arrangements expire in 2007. Based on current expectations, PPL estimates that the subsidiaries could pay up to an aggregate of approximately $60 million under these arrangements. As of December 31, 2003, PPL's Balance Sheet reflects a liability of approximately $4 million related to the contingent purchase price obligations of a subsidiary of PPL.

PPL Electric provides a guarantee in the amount of approximately $7 million, as of December 31, 2003, related to debt of an unconsolidated entity. The guarantee expires in June 2008.

PPL Electric and PPL Montana lease certain equipment under master operating lease agreements. The term for each piece of equipment leased ranges from one to three years, after which time the lease term may be extended for certain equipment either (i) from month-to-month until terminated or (ii) for up to two additional years. Under these lease arrangements, PPL Electric and PPL Montana provide residual value guarantees to the lessors. PPL Electric and PPL Montana generally could be required to pay a residual value guarantee if the proceeds received from the sale of a piece of equipment, upon termination of the lease, are less than the expected residual value of the equipment. As of December 31, 2003, the maximum aggregate amount of future payments that could be required to be made as a result of these residual value guarantees was approximately $92 million. As of December 31, 2003, the aggregate carrying value of residual value guarantees issued subsequent to December 31, 2002 was $16 million and is included in "Current Liabilities – Other" on the Balance Sheet. These guarantees generally expire within one year, unless the lease terms are extended.

PPL and its subsidiaries provide other miscellaneous guarantees through contracts entered into in the normal course of business. These guarantees are primarily in the form of various indemnifications or warranties related to services or equipment, and vary in duration. Except as otherwise noted below, the obligated amounts of these guarantees often are not explicitly stated; therefore, the overall maximum amount of the obligation under such guarantees cannot be reasonably estimated. Historically, PPL and its subsidiaries have not made any significant payments with respect to these types of guarantees. As of December 31, 2003, the aggregate fair value of these indemnifications related to arrangements entered into subsequent to December 31, 2002 was insignificant. These guarantees include the following:

- The companies' or their subsidiaries' leasing arrangements, including those discussed above, contain certain indemnifications in favor of the lessors (e.g., tax and environmental matters).
- In connection with their issuances of securities, the companies and their subsidiaries engage underwriters, purchasers and purchasing agents to whom they provide indemnification for damages incurred by such parties arising from the companies' material misstatements or omissions in the related offering documents. In addition, in connection with these securities offerings and other financing transactions, the companies also engage trustees or custodial, escrow or other agents to act for the benefit of the investors or to provide other agency services. The companies and their subsidiaries typically provide indemnification to these agents for any liability or expenses incurred by them in performing their obligations.
- PPL EnergyPlus is party to numerous energy trading or purchase and sale agreements pursuant to which the parties indemnify each other for any damages arising from events that occur while the indemnifying party has title to the electricity or natural gas. For example, in the case of the party that is delivering the product, such party would be responsible for damages arising from events occurring prior to delivery.
- In connection with their sales of various businesses, WPD and its affiliates have provided the purchasers with indemnifications that are standard for such transactions, including indemnifications for certain pre-existing liabilities and environmental and tax matters. In addition, in connection with certain of these sales, WPD and its affiliates have agreed to continue their obligations under existing third-party guarantees, either for a set period of time following the transactions or upon the condition that the purchasers make reasonable efforts to terminate the guarantees. They also have guaranteed the payment of up to £19 million, or $34 million at current exchange rates, under a contract that expires in 2005 assigned as part of one of these sales. Finally, WPD and its affiliates remain secondarily responsible for lease payments under certain leases that they have assigned to third parties.

PPL, on behalf of itself and its subsidiaries, maintains insurance that covers liability assumed under contract for bodily injury and property damage. The coverage requires a $4 million deductible per occurrence and provides maximum aggregate coverage of approximately $175 million. This insurance may be applicable to certain obligations under the contractual arrangements discussed above.

15. RELATED PARTY TRANSACTIONS

See Note 22 for a discussion of the implementation of FIN 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." Adoption of this statement on December 31, 2003 for certain entities required the deconsolidation of wholly-owned trusts that had issued preferred securities. As a result, the subordinated debt securities of PPL Capital Funding, in the case of PPL Capital Funding Trust I, and WPD LLP, in the case of SIUK Capital Trust I, which support the trust preferred securities, are no longer eliminated in consolidation. As of December 31, 2003, $681 million is reflected as "Long-term Debt with Affiliate Trusts" on PPL's Balance Sheet.

16. OTHER INCOME – NET

The breakdown of PPL's "Other Income – net" was as follows:

	2003	2002	2001
Other Income			
Interest income	**$12**	$28	$15
Equity earnings (loss)		2	(2)
Realized earnings on nuclear decommissioning trust	**20**		
Gain by WPD on the disposition of property	**3**	6	
Hyder-related activity	**8**		
Rental income	**4**		
Reduction of reserves for receivables from Enron	**10**		
Legal claim settlements	**3**		
Miscellaneous – domestic	**11**	7	11
Miscellaneous – international	**10**	5	12
Total	**81**	48	36
Other Deductions			
Asset valuation write-down	**3**	1	
Non-operating taxes other than income	**1**	3	5
Miscellaneous – domestic	**7**	10	15
Miscellaneous – international	**10**	4	
Other Income – net	**$60**	$30	$16

17. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

PPL adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," on January 1, 2001. Upon adoption and in accordance with the transition provisions of SFAS 133, PPL Energy Supply recorded a cumulative-effect credit of $11 million in earnings, included as an increase to "Wholesale energy marketing" revenues and a decrease to "Energy purchases" on the Statement of Income.

In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies SFAS 133 to improve financial accounting and reporting for derivative instruments and hedging activities. To ensure that contracts with comparable characteristics are accounted for similarly, SFAS 149 clarifies the circumstances under which a contract with an initial net investment meets the characteristics of a derivative, clarifies when a derivative contains a financing component, amends the definition of an "underlying" and amends certain other existing pronouncements. Additionally, SFAS 149 placed additional limitations on the use of the normal purchase or normal sale exception. SFAS 149 was effective for contracts entered into or modified and for hedging relationships designated after June 30, 2003, except certain provisions relating to forward purchases or sales of when-issued securities or other securities that did not yet exist. PPL adopted SFAS 149 as of July 1, 2003. The adoption of SFAS 149 did not have a significant impact on PPL.

Management of Market Risk Exposures

Market risk is the potential loss PPL may incur as a result of price changes associated with a particular financial or commodity instrument. PPL is exposed to market risk from:

- Commodity price risk for energy and energy-related products associated with the sale of electricity from its generating assets and other electricity marketing activities, the purchase of fuel for the generating assets and energy trading activities;
- interest rate risk associated with variable-rate debt and the fair value of fixed-rate debt used to finance operations, as well as the fair value of debt securities invested in by PPL's nuclear decommissioning fund;
- foreign currency exchange rate risk associated with investments in affiliates in Latin America and Europe, as well as purchases of equipment in currencies other than U.S. dollars; and
- equity securities price risk associated with the fair value of equity securities invested in by PPL's nuclear decommissioning fund.

PPL has a risk management policy approved by the Board of Directors to manage market risk and counterparty credit risk. The RMC, comprised of senior management and chaired by the Vice President-Risk Management, oversees the risk management function. Key risk control activities designed to ensure compliance with risk policies and detailed programs include, but are not limited to, credit review and approval, validation of transactions and market prices, verification of risk and transaction limits, sensitivity analyses, and daily portfolio reporting, including open positions, mark-to-market valuations, and other risk measurement metrics. In addition, efforts are ongoing to develop systems to improve the timeliness, quality and breadth of market and credit risk information.

PPL utilizes forward contracts, futures contracts, options and swaps as part of its risk management strategy to minimize unanticipated fluctuations in earnings caused by commodity price, interest rate and foreign currency volatility. All derivatives are recognized on the balance sheet at their fair value, unless they meet SFAS 133 criteria for exclusion (see discussion in "Related Implementation Issues" below).

Fair Value Hedges

PPL subsidiaries enter into financial or physical contracts to hedge a portion of the fair value of firm commitments of forward electricity sales. These contracts range in maturity through 2006. Additionally, PPL and its subsidiaries enter into financial contracts to hedge fluctuations in market value of existing debt issuances. These contracts range in maturity through 2029.

Notes to Consolidated Financial Statements

PPL recognized the following net gains/(losses), after-tax, resulting from hedges of firm commitments that no longer qualified as fair value hedges (reported in "Wholesale energy marketing" revenues and "Energy purchases" on the Statement of Income): $1 million in 2003, $0 million in 2002 and $7 million in 2001.

PPL did not recognize any gains/(losses) resulting from the ineffective portion of fair value hedges for the twelve months ended December 31, 2003, 2002 or 2001.

Cash Flow Hedges

PPL subsidiaries enter into financial and physical contracts, including forwards, futures and swaps, to hedge the price risk associated with electric, gas and oil commodities. These contracts range in maturity through 2010. Additionally, PPL and its subsidiaries enter into financial interest rate swap contracts to hedge interest expense associated with both existing and anticipated debt issuances. These swaps range in maturity through 2014. PPL and its subsidiaries also enter into foreign currency forward contracts to hedge exchange rates associated with firm commitments denominated in foreign currencies and to hedge the net investment of foreign operations. These forward contracts range in maturity through 2028.

Cash flow hedges may be discontinued because it is probable that the original forecasted transaction will not occur by the end of the originally specified time period. PPL and its subsidiaries discontinued certain cash flow hedges which resulted in the following net gain/(loss), after tax, reclassifications from other comprehensive income (reported in "Wholesale energy marketing" revenues, "Energy purchases" and "Interest Expense" on the Statement of Income): $(7) million in 2003, $(9) million in 2002 and $(14) million in 2001.

Due to hedge ineffectiveness, PPL and its subsidiaries reclassified the following net gains/(losses), after tax, from other comprehensive income (reported in "Wholesale energy marketing" revenues and "Energy purchases" on the Statement of Income): $0 million in both 2003 and 2001 and $(2) million in 2002.

As of December 31, 2003, the deferred net gain/(loss), after tax, on derivative instruments in "Accumulated other comprehensive income" expected to be reclassified into earnings during the next twelve months was $(1) million.

The following table shows the change in accumulated unrealized gains or losses on derivatives in other comprehensive income for the following periods:

	2003	2002
Beginning accumulated derivative gain	**$ 7**	$ 23
Net change associated with current period hedging activities and other	**129**	12
Net change associated with net investment hedges	**(2)**	(3)
Net change from reclassification into earnings	**(98)**	(25)
Ending accumulated derivative gain	**$ 36**	$ 7

Related Implementation Issues

For energy contracts that meet the definition of a derivative, the circumstances and intent existing at the time that energy transactions are entered into determine their accounting designation. The following summarizes the electricity guidelines that have been provided to the traders who are responsible for contract designation for derivative energy contracts in accordance with SFAS 149:

- Any wholesale and retail contracts to sell electricity and the related capacity that are expected to be delivered from PPL's generation or that are approved by the RMC as being a strategic element of PPL's overall marketing strategy are considered "normal." These transactions are not recorded in the financial statements and have no earnings impact until delivery.
- Physical electricity-only transactions can receive cash flow hedge treatment if all of the qualifications under SFAS 133 are met. Any unrealized gains or losses on transactions receiving cash flow hedge treatment are recorded in other comprehensive income.
- Physical electricity purchases that increase PPL's long position and any energy sale or purchase judged a "market call" are considered speculative, with unrealized gains or losses recorded immediately through earnings.
- Financial transactions, which can be settled in cash, cannot be considered "normal" because they do not require physical delivery. These transactions receive cash flow hedge treatment if they lock in the price PPL will receive or pay for energy expected to be generated or purchased in the spot market. Any unrealized gains or losses on transactions that receive cash flow hedge treatment are recorded in other comprehensive income.

Transactions that do not qualify for hedge accounting treatment are marked to market through earnings.

In June 2001, the FASB issued definitive guidance on DIG Issue C15, "Scope Exceptions: Normal Purchases and Normal Sales Exception for Certain Option-Type Contracts and Forward Contracts in Electricity." DIG Issue C15 provides additional guidance on the classification and application of derivative accounting rules relating to purchases and sales of electricity utilizing forward and option contracts. This guidance became effective as of July 1, 2001. In December 2001, the FASB revised the guidance in DIG Issue C15, principally related to the eligibility of options for the normal purchases and normal sales exception. The revised guidance was effective April 1, 2002. In November 2003, the FASB again revised the guidance in DIG Issue C15 to clarify the application of derivative accounting rules for contracts that may involve capacity. The guidance is effective January 1, 2004 for PPL. PPL does not expect this guidance to have a significant impact on its financial statements.

In June 2003, the FASB issued DIG Issue C20, "Scope Exceptions: Interpretation of the Meaning of Not Clearly and Closely Related in Paragraph 10(b) Regarding Contracts with a Price Adjustment Feature," which became effective October 1, 2003. DIG Issue C20 addresses a requirement in SFAS 133 that contracts that qualify for normal treatment must feature pricing that is clearly and closely related to the asset being sold. Diversity in practice had developed among companies. DIG Issue C20 permits normal treatment if a price adjustment factor, such as a broad market index (e.g., Consumer Price Index), is not extraneous to both the cost and the fair value of the asset being sold and is not significantly disproportionate in terms of the magnitude and direction when compared with the asset being sold. However, DIG Issue C20 also stated that prior guidance did not permit the use of a broad market index to serve as a proxy for an ingredient or direct factor. Thus, DIG Issue C20 required that contracts that had been accounted for as normal but were not eligible for normal treatment under prior guidance be reflected on the balance sheet at their fair value, with an offsetting amount reflected in income as of the date of adoption. These contracts could then be evaluated under the provisions of DIG Issue C20 to determine whether they could qualify for normal treatment prospectively. PPL recorded a pre-tax charge to income of $2 million in the fourth quarter of 2003 to comply with the provisions of DIG Issue C20.

In December 2001, the FASB revised guidance on DIG Issue C16, "Scope Exceptions: Applying the Normal Purchases and Normal Sales Exception to Contracts that Combine a Forward Contract and a Purchased Option Contract." DIG Issue C16 provides additional guidance on the classification and application of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," relating to purchases and sales of electricity utilizing forward contracts and options, as well as the eligibility of fuel contracts for the normal purchases and normal sales exception. The revised guidance was effective April 1, 2002. PPL had no financial statement impact from the revised guidance on fuel contracts classified as normal.

PPL adopted the final provisions of EITF 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities," during the fourth quarter of 2002. As such, PPL reflects its net realized and unrealized gains and losses associated with all derivatives that are held for trading purposes in the "Net energy trading margins" line on the Statement of Income. Non-derivative contracts that met the definition of energy trading activities as defined by EITF 98-10, "Accounting for Energy Trading and Risk Management Activities" are reflected in the financial statements using the accrual method of accounting. Under the accrual method of accounting, unrealized gains and losses are not reflected in the financial statements. Prior periods were reclassified. No cumulative effect adjustment was required upon adoption.

PPL's subsidiaries have adopted the final provisions of EITF 03-11, "Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133 and Not 'Held for Trading Purposes' as Defined in Issue No. 02-3," prospectively, as of October 1, 2003. As a result of this adoption, non-trading bilateral sales of electricity at major market delivery points are netted with purchases that offset the sales at those same delivery points. A major market delivery point is any delivery point with liquid pricing available. The impact of adopting EITF 03-11, beginning October 1, 2003, was a reduction in both "Wholesale energy marketing" revenues and "Energy purchases" by $105 million on the Statement of Income.

Credit Concentration

PPL and its subsidiaries enter into contracts with many entities for the purchase and sale of energy. Most of these contracts are considered a normal part of doing business and, as such, the mark-to-market value of these contracts is not reflected in the financial statements. However, the mark-to-market value of these contracts is considered when committing to new business from a credit perspective.

PPL and its subsidiaries have credit exposures to energy trading partners. The majority of these exposures were the mark-to-market value of multi-year contracts for energy sales. Therefore, if these counterparties fail to perform their obligations under such contracts, the companies would not experience an immediate financial loss, but would experience lower revenues in future years to the extent that replacement sales could not be made at the same prices as sales under the defaulted contracts.

At December 31, 2003, PPL had a credit exposure of $234 million to energy trading partners. Eight counterparties accounted for 51% of this exposure. No other individual counterparty accounted for more than 4% of the exposure. With one exception, each of the eight primary counterparties had an investment grade credit rating from Standard & Poor's Ratings Services (S&P). The non-investment grade counterparty, NorthWestern, has filed for Chapter 11 bankruptcy protection. NorthWestern has assumed the power supply agreements in its bankruptcy proceeding. NorthWestern has remained current on all post-bankruptcy obligations with PPL Montana. Payment on all pre-bankruptcy obligations was received in October 2003. See Note 14 under "Wholesale Energy Commitments" for additional information regarding the NorthWestern bankruptcy proceeding.

PPL and its subsidiaries have the right to request collateral from each of these counterparties, except for one government agency, in the event their credit ratings fall below investment grade or, in one case, below current levels. PPL Montana and NorthWestern have mutually agreed not to request collateral from each other while NorthWestern's Chapter 11 bankruptcy proceeding is pending. It is also the policy of PPL and its subsidiaries to enter into netting agreements with all of their counterparties to minimize credit exposure.

Notes to Consolidated Financial Statements

Enron Bankruptcy

In connection with the December 2001 bankruptcy filings by Enron Corporation and its affiliates (collectively "Enron"), PPL EnergyPlus and PPL Montana terminated certain electricity, gas and other trading agreements with Enron. PPL EnergyPlus' 2001 after-tax earnings exposure associated with termination of these contracts was approximately $8 million, which was recorded in "Wholesale energy marketing" and "Energy purchases" in the Statement of Income. Additionally, at the time that these trading agreements were terminated, they were at prices more favorable to PPL EnergyPlus and PPL Montana than current market prices, and PPL established a reserve for uncollectible accounts in the aggregate amount of $50 million. In October 2002, PPL EnergyPlus and PPL Montana filed proofs of claim in Enron's bankruptcy proceedings for approximately $21 million and $29 million, respectively. These claims were against Enron North America and Enron Power Marketing (the "Enron Subsidiaries"), and against Enron Corporation, which had guaranteed the Enron Subsidiaries' performance (the "Enron Corporation Guarantees").

During 2003, PPL EnergyPlus, PPL Montana and Enron engaged in discussions regarding the amount of claims that would be allowed against the Enron Subsidiaries. Although no formal agreement on such amounts has been reached, based on informal discussions with Enron's counsel, PPL EnergyPlus and PPL Montana believe that their claims against the Enron Subsidiaries will eventually be allowed in the bankruptcy at approximately $21 million and $25 million, respectively. Accordingly, PPL reduced its receivables from Enron, and the associated reserve for uncollectible accounts, by $4 million. PPL also determined that it is probable that PPL EnergyPlus and PPL Montana will recover approximately $4 million and $6 million, respectively, of these receivables from the Enron Subsidiaries, and may collect additional amounts under the Enron Corporation Guarantees. Therefore, PPL determined that it was appropriate to reduce its reserve by an additional $10 million.

In November 2003, Enron Corporation filed suits against each of PPL EnergyPlus and PPL Montana, asserting that the Enron Corporation Guarantees should be avoided as fraudulent transfers. If Enron Corporation were successful in these suits, PPL EnergyPlus' and PPL Montana's claims against Enron Corporation under the Enron Corporation Guarantees would not be allowed in the bankruptcy proceeding.

18. GOODWILL AND OTHER INTANGIBLE ASSETS

On January 1, 2002, PPL and its subsidiaries adopted SFAS 142, "Goodwill and Other Intangible Assets," which eliminates the amortization of goodwill and other acquired intangible assets with indefinite economic useful lives. SFAS 142 requires an annual impairment test of goodwill at the reporting unit level, which compares the carrying value of the reporting unit to its fair value. A reporting unit is a segment or one level below a segment. Intangible assets other than goodwill that are not subject to amortization are also required to undergo an annual impairment test. PPL changed the classification of certain intangible assets on the balance sheet upon adopting SFAS 142. Previously reported information has been restated to conform to the current presentation. The following information is disclosed in accordance with SFAS 142.

Acquired Intangible Assets

The carrying amount and the accumulated amortization of acquired intangible assets were as follows:

	December 31, 2003		December 31, 2002	
	Carrying Amount	**Accumulated Amortization**	Carrying Amount	Accumulated Amortization
Land and transmission rights	**$256**	**$94**	$245	$90
Emission allowances	**49**		41	
Licenses and other	**51**	**4**	37	3
	$356	**$98**	$323	$93

Current intangible assets are included in "Current Assets – Other," and long-term intangible assets are included in "Other intangibles" on the Balance Sheet.

Amortization expense was approximately $6 million for 2003 and 2002. Amortization expense is estimated at $6 million per year for 2004 through 2008.

Goodwill

The changes in the carrying amounts of goodwill by segment were as follows:

	Supply	International	Delivery	Total
Balance as of January 1, 2002	$72	$ 257	$55	$ 384
Goodwill acquired	13	6		19
Interest in WPD goodwill (a)		225		225
Effect of foreign currency exchange rates		(4)		(4)
Impairment losses		(150)		(150)
Balance as of December 31, 2002	$85	$334	$55	$ 474
Effect of foreign currency exchange rates		92		92
Purchase accounting adjustments (a)	8	500		508
Discontinued operations		(6)		(6)
Balance as of December 31, 2003	$93	$ 920	$55	$1,068

(a) See Note 9 for additional information.

Goodwill is included in "Goodwill" on the Balance Sheet.

The reporting units of the Supply, Delivery and International segments completed the transition impairment test in the first quarter of 2002. A transition goodwill impairment loss of $150 million was recognized in the Latin American reporting unit within the International segment, and is reported as a "Cumulative Effects of Changes in Accounting Principles" on the Statement of Income. The fair value of the reporting unit was estimated using the expected present value of future cash flows.

In December 2003, the PPL Global Board of Managers authorized the sale of its investment in a Latin American telecommunications company. As a result of this decision, PPL Global wrote off $6 million of goodwill.

Reconciliation of Prior Periods to Exclude Amortization

The following table reconciles reported earnings for 2001 to earnings adjusted to exclude amortization expense related to goodwill and equity method goodwill. Those expenses were no longer recorded in 2002 or 2003 in accordance with SFAS 142. PPL was not affected by changes in amortization periods for other intangible assets.

	2003	2002	2001
Income from continuing operations	**$ 719**	$ 360	$ 169
Goodwill amortization			13
Equity method goodwill amortization			3
Pro forma income from continuing operations	**$ 719**	$ 360	$ 185
Reported net income	**$ 734**	$ 208	$ 179
Goodwill amortization			13
Equity method goodwill amortization			3
Adjusted net income	**$ 734**	$ 208	$ 195
Basic EPS:			
Income from continuing operations	**$4.16**	$2.36	$1.16
Goodwill amortization			0.09
Equity method goodwill amortization			0.02
Pro forma income from continuing operations	**$4.16**	$2.36	$1.27
Reported net income	**$4.25**	$1.37	$1.23
Goodwill amortization			0.09
Equity method goodwill amortization			0.02
Adjusted net income	**$4.25**	$1.37	$1.34
Diluted EPS:			
Income from continuing operations	**$4.15**	$2.36	$1.15
Goodwill amortization			0.09
Equity method goodwill amortization			0.02
Pro forma income from continuing operations	**$4.15**	$2.36	$1.26
Reported net income	**$4.24**	$1.36	$1.22
Goodwill amortization			0.09
Equity method goodwill amortization			0.02
Adjusted net income	**$4.24**	$1.36	$1.33

19. STRATEGIC INITIATIVE

In August 2001, PPL completed a strategic initiative to confirm the structural separation of PPL Electric from PPL and PPL's other affiliated companies. This initiative enabled PPL Electric to reduce business risk by securing a supply contract adequate to meet its PLR obligations, enabled PPL Electric to lower its capital costs, enabled PPL EnergyPlus to lock in an electric supply agreement at current favorable prices, and enabled PPL to raise capital at attractive rates for its unregulated businesses, while allowing PPL to retain valuable advantages related to operating both energy supply and energy delivery businesses.

In connection with this initiative, PPL Electric:

- obtained a long-term electric supply contract to meet its PLR obligations, at prices generally equal to the pre-determined "capped" rates it is authorized to charge its PLR customers from 2002 through 2009 under the 1998 PUC settlement order;
- agreed to limit its businesses to electric transmission and distribution and activities relating to or arising out of those businesses;
- adopted amendments to its Articles of Incorporation and Bylaws containing corporate governance and operating provisions designed to reinforce its corporate separateness from affiliated companies;
- appointed an independent director to its Board of Directors and required the unanimous consent of the Board of Directors, including the consent of the independent director, to amendments to these corporate governance and operating provisions or to the commencement of any insolvency proceeding, including any filing of a voluntary petition in bankruptcy or other similar actions;
- appointed an independent compliance administrator to review, on a semi-annual basis, its compliance with the new corporate governance and operating requirements contained in its amended Articles of Incorporation and Bylaws; and
- adopted a plan of division pursuant to the Pennsylvania Business Corporation Law. The plan of division resulted in two separate corporations. PPL Electric was the surviving corporation and a new Pennsylvania corporation was created. Under the plan of division, $5 million of cash and certain of PPL Electric's potential liabilities were allocated to the new corporation. PPL has guaranteed the obligations of the new corporation with respect to such liabilities.

The enhancements to PPL Electric's legal separation from its affiliates are intended to minimize the risk that a court would order PPL Electric's assets and liabilities to be substantively consolidated with those of PPL or another affiliate of PPL in the event that PPL or another PPL affiliate were to become a debtor in a bankruptcy case.

At a special meeting of PPL Electric's shareowners held on July 17, 2001, the plan of division and the amendments to PPL Electric's Articles of Incorporation and Bylaws were approved, and became effective upon filing the articles of division and the plan of division with the Secretary of State of the Commonwealth of Pennsylvania. This filing was made in August 2001.

As part of the strategic initiative, PPL Electric solicited bids to contract with energy suppliers to meet its obligation to deliver energy to its customers from 2002 through 2009. In June 2001, PPL Electric announced that PPL EnergyPlus was the low bidder, among six bids examined, and was selected to provide the energy supply requirements of PPL Electric from 2002 through

2009. Under this contract, PPL EnergyPlus will provide electricity at predetermined capped prices that PPL Electric is authorized to charge its PLR customers, and received a $90 million payment to offset differences between the revenues expected under the capped prices and projected market prices through the life of the supply agreement (as projected by PPL EnergyPlus at the time of its bid). The contract resulted in PPL EnergyPlus having an eight-year contract at current market prices. PPL has guaranteed the obligations of PPL EnergyPlus under the new contract.

In July 2001, the energy supply contract was approved by the PUC and accepted for filing by the FERC.

Also in July 2001, PPL Electric filed a shelf registration statement with the SEC to issue up to $900 million in debt. In August 2001, PPL Electric sold $800 million of senior secured bonds under this registration statement. The offering consisted of two series of bonds: $300 million of 5-7/8% Series due 2007 and $500 million of 6-1/4% Series due 2009. PPL Electric used a portion of the proceeds from these debt issuances to make the $90 million up-front payment to PPL EnergyPlus, and $280 million was used to repurchase a portion of its common stock from PPL. The remainder of the proceeds was used for general corporate purposes.

Taken collectively, the steps in the strategic initiative were intended to protect the customers of PPL Electric from volatile energy prices and lower its cost of capital. PPL's shareowners also benefited from this initiative because it provided low-cost capital to the higher-growth, unregulated side of PPL's business.

20. WORKFORCE REDUCTION

In an effort to improve operational efficiency and reduce costs, PPL and its subsidiaries commenced a workforce reduction assessment in June 2002 that was expected to eliminate up to 598 employees, or about 7% of PPL's U.S. workforce, at an estimated cost of $74 million. The program was broad-based and impacted all employee groups except certain positions that are key to providing high-quality service to PPL's electricity delivery customers. Linemen, electricians and line foremen, for example, were not affected by the reductions. An additional $1 million workforce reduction charge was recorded in September 2002, when plans specific to PPL Global and PPL Montana subsidiaries were finalized which were expected to impact 26 employees. These additional reductions increased PPL's total charge for workforce reductions to $75 million for the elimination of up to 624 positions.

PPL recorded the charges in the Statement of Income as "Workforce reduction" for the year ended December 31, 2002. These charges reduced net income by $44 million after taxes. The program provides primarily for enhanced early retirement benefits and/or one-time special pension separation allowances based on an employee's age and years of service. These features of the program will be paid from the PPL Retirement Plan pension trust and increased PPL's pension and postretirement benefit liabilities by $65 million. The remaining $10 million of costs related primarily to non-pension benefits, such as severance payments and outplacement costs, which will be paid by PPL.

In the third quarter of 2003, PPL Electric recorded an additional $9 million, or $5 million after-tax, charge for the completion of the workforce reduction program that commenced in 2002. This additional charge covers the final 94 employees anticipated to be separated as part of the Automated Meter Reader implementation project. The charge was related to pension enhancements, which will be paid from the PPL Retirement Plan pension trust.

PPL Montana expected to ultimately eliminate up to ten employees and recorded an insignificant charge for the year ended December 31, 2002.

As of December 31, 2003, 490 employees of PPL subsidiaries were terminated. Approximately 129 positions, which are primarily bargaining unit, will be evaluated for termination over the next six months, due to the timing of the Automated Meter Reader implementation and the displacement process under the bargaining unit contract. Substantially all of the accrued non-pension benefits have been paid.

21. ASSET RETIREMENT OBLIGATIONS

In 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations," which addresses the accounting for obligations associated with the retirement of tangible long-lived assets. SFAS 143 requires legal obligations associated with the retirement of long-lived assets to be recognized as a liability in the financial statements. The initial obligation should be measured at the estimated fair value. An equivalent amount should be recorded as an increase in the value of the capitalized asset and allocated to expense over the useful life of the asset. Until the obligation is settled, the liability should be increased, through the recognition of accretion expense in the income statement, for changes in the obligation due to the passage of time.

PPL adopted SFAS 143 effective January 1, 2003. Application of the new rules resulted in an increase in net PP&E of $32 million, reversal of previously recorded liabilities of $304 million, recognition of asset retirement obligations of $229 million, recognition of a deferred tax liability of $44 million and a cumulative effect of adoption that increased net income by $63 million or $0.36 per share. In 2003, as a result of applying SFAS 143, PPL recognized $18 million of accretion expense and an insignificant amount of depreciation expense.

PPL identified various legal obligations to retire long-lived assets, the largest of which relates to the decommissioning of the Susquehanna station. PPL identified and recorded other asset retirement obligations related to significant interim retirements at the Susquehanna station, and various environmental requirements for coal piles, ash basins and other waste basin retirements.

PPL also identified legal retirement obligations that were not measurable at this time. These items included the retirement of certain transmission assets and a reservoir. These retirement obligations were not measurable due to indeterminable dates of retirement.

Amounts collected from PPL Electric's customers for decommissioning, less applicable taxes, are deposited in external trust funds for investment and can only be used for future decommissioning costs. The fair value of the nuclear decommissioning trust was $357 million and $287 million as of December 31, 2003 and 2002.

PPL's asset retirement obligations are included in "Deferred Credits and Other Noncurrent Liabilities – Other" on the Balance Sheet. The changes in the carrying amounts of asset retirement obligations were as follows:

Asset retirement obligation at January 1, 2003	$229
Add: Accretion expense	18
Less: Settlement	5
Asset retirement obligation at December 31, 2003	$242

Reconciliation of Prior Annual Periods

The pro forma asset retirement obligation liability balances, calculated as if SFAS 143 had been adopted on January 1, 2001 (rather than January 1, 2003), were $229 million, $211 million and $196 million as of December 31, 2002, December 31, 2001 and January 1, 2001.

The pro forma income statement effects of the application of SFAS 143, calculated as if it had been adopted prior to January 1, 2001 (rather than January 1, 2003) are presented below:

For the years ended December 31,	**2003**	2002	2001
Income from continuing operations	**$ 719**	$ 360	$ 169
Pro forma income from continuing operations	**$ 719**	$ 351	$ 167
Reported net income	**$ 734**	$ 208	$ 179
Pro forma net income	**$ 671**	$ 199	$ 177
Basic EPS:			
Income from continuing operations	**$4.16**	$2.36	$1.16
Pro forma income from continuing operations	**$4.16**	$2.30	$1.15
Reported net income	**$4.25**	$1.37	$1.23
Pro forma net income	**$3.89**	$1.31	$1.21
Diluted EPS:			
Income from continuing operations	**$4.15**	$2.36	$1.15
Pro forma income from continuing operations	**$4.15**	$2.30	$1.14
Reported net income	**$4.24**	$1.36	$1.22
Pro forma net income	**$3.88**	$1.31	$1.21

22. NEW ACCOUNTING STANDARDS

SFAS 143

See Note 21 for a discussion of SFAS 143, "Accounting for Asset Retirement Obligations," and the impact of its adoption.

SFAS 146

In 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires the recognition of a liability for costs associated with exit or disposal activities when the liability is incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 also establishes that the initial liability should be measured at its estimated fair value. The provisions of SFAS 146 are effective for exit or disposal activities initiated after December 31, 2002, with earlier application encouraged. PPL and its subsidiaries adopted SFAS 146 effective January 1, 2003. SFAS 146 did not have an impact on PPL or its subsidiaries during 2003.

SFAS 148

In 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an Amendment of FASB Statement No. 123." SFAS 148 provides three transition methods for adopting the fair value method of accounting for stock-based compensation prescribed under SFAS 123 and enhances the required disclosures regarding stock-based compensation effective for fiscal years ending after December 15, 2002. SFAS 148 also requires certain disclosures in financial reports issued for interim periods beginning after December 15, 2002.

PPL and its subsidiaries elected to adopt the fair value method of accounting for stock-based compensation as of January 1, 2003 using the prospective method of transition, as permitted by SFAS 148. The prospective method provides that PPL and its subsidiaries will recognize expense for all stock-based compensation awards granted, modified or settled on or after January 1, 2003. See Note 1 for a discussion of the change in accounting for stock-based compensation and the disclosures required by SFAS 148.

SFAS 149

See Note 17 for a discussion of SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," and the impact of its adoption.

SFAS 150

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS 150 establishes standards for classifying and measuring certain financial instruments that have characteristics of both liabilities and equity. The standards established by it require certain financial instruments that, under previous guidance, could be classified as equity or "mezzanine" equity to now be classified as liabilities on the balance sheet. SFAS 150 requires the following freestanding financial instruments to be classified as liabilities (or assets in some circumstances):

- mandatorily redeemable financial instruments,
- financial instruments that embody obligations to repurchase equity shares in exchange for cash or other assets, including written put options and forward purchase contracts, and
- certain financial instruments that embody obligations to issue a variable number of shares.

Notes to Consolidated Financial Statements

SFAS 150 also requires disclosure regarding the nature and terms of those instruments and settlement alternatives. Except as discussed below, SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. In November 2003, the FASB issued FSP FAS 150-3, "Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, 'Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,' " which, as it relates to public entities, deferred indefinitely certain provisions of SFAS 150 related to certain mandatorily redeemable noncontrolling interests. SFAS 150 prohibits the restatement of financial statements for periods prior to its adoption.

In accordance with SFAS 150, effective July 1, 2003, PPL changed its classification of the trust preferred securities of PPL Capital Funding Trust I, which were issued as a component of the PEPS Units, changed its classification of the trust preferred securities issued by SIUK Capital Trust I and changed its classification of PPL Electric's preferred stock with sinking fund requirements. These securities are mandatorily redeemable financial instruments, as they require the issuer to redeem the securities for cash on a specified date. Thus, they should be classified as liabilities, as a component of long-term debt, instead of "mezzanine" equity, on the balance sheet. As of December 31, 2003, PPL deconsolidated PPL Capital Funding Trust I and SIUK Capital Trust I in accordance with FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," and there was no preferred stock with sinking fund requirements of PPL Electric outstanding (due to preferred stock redemptions discussed in Note 8). As a result of the deconsolidation of the trusts, the subordinated debt securities that support the trust preferred securities, rather than the trust preferred securities themselves, are reflected in long-term debt as of December 31, 2003. See "FIN 46 and FIN 46(R)" for a discussion of the deconsolidation of the trusts.

SFAS 150 also requires the distributions on these mandatorily redeemable securities to be included as a component of "Interest Expense" instead of "Distributions on Preferred Securities" in the Statement of Income effective July 1, 2003. "Interest Expense" for 2003 includes distributions on these securities totaling $27 million for PPL. Periods ending prior to July 1, 2003 have not been restated to conform to these presentations since SFAS 150 specifically prohibits the restatement of financial statements for periods prior to its adoption.

FIN 45

In 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34." FIN 45 clarifies that upon issuance of certain types of guarantees, the guarantor must recognize an initial liability for the fair value of the obligation it assumes under the guarantee. The offsetting entry will be dependent upon the circumstances under which the guarantee is issued, and the initial liability should typically be reduced as the guarantor is released from risk under the guarantee. FIN 45 also requires a guarantor to make significant new disclosures for guarantees even if the likelihood of the guarantor's having to make payments is remote. The provisions relating to the initial recognition and measurement of guarantee obligations must be applied on a prospective basis for guarantees issued or modified after December 31, 2002. PPL and its subsidiaries adopted FIN 45 effective January 1, 2003. FIN 45 did not have a significant impact on earnings in 2003. See Note 14 for disclosure of guarantees and other assurances existing as of December 31, 2003.

FIN 46 and FIN 46(R)

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 clarifies that variable interest entities, as defined therein, that do not disperse risks among the parties involved should be consolidated by the entity that is determined to be the primary beneficiary. FIN 46 also requires certain disclosures to be made by the primary beneficiary and by an enterprise that holds a significant variable interest in a variable interest entity but is not the primary beneficiary. FIN 46 applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after January 31, 2003. For variable interest entities in which an enterprise holds a variable interest that was acquired before February 1, 2003, FIN 46 was originally required to be adopted no later than the first fiscal year or interim period beginning after June 15, 2003. However, in October 2003, the FASB issued FSP FIN 46-6, "Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities," which delayed the effective date for applying the provisions of FIN 46 to interests held by public entities in variable interest entities or potential variable interest entities created before February 1, 2003 until the end of the first interim period ending after December 15, 2003.

In December 2003, the FASB revised FIN 46 by issuing Interpretation No. 46 (revised December 2003), which is known as FIN 46(R) and replaces FIN 46. FIN 46(R) does not change the general consolidation concepts of FIN 46. Among other things, FIN 46(R) again changes the effective date for applying the provisions of FIN 46 to certain entities, clarifies certain provisions of FIN 46 and provides additional scope exceptions for certain types of businesses. For entities to which the provisions of FIN 46 have not been applied as of December 24, 2003, FIN 46(R) provides that a public entity that is not a small business issuer should apply the provisions of FIN 46 or FIN 46(R) as follows: (i) FIN 46(R) shall be applied to all entities no later than the end of the first reporting period that ends after March 15, 2004, and (ii) FIN 46 or FIN 46(R) should be applied to entities that are considered to be SPEs no later than the end of the first reporting period that ends after December 15, 2003.

As permitted by FIN 46(R), PPL and its subsidiaries adopted FIN 46 effective December 31, 2003 for entities created before February 1, 2003 that are considered to be SPEs. This adoption resulted in the consolidation of the lessors under the operating leases for the Sundance, University Park and Lower

Mt. Bethel generation facilities, as well as the deconsolidation of two wholly-owned trusts. See below for further discussion. Also, as permitted by FIN 46(R), PPL and its subsidiaries deferred the application of FIN 46 for other entities and plans to adopt FIN 46(R), for all entities on March 31, 2004.

PPL and its subsidiaries are in the process of evaluating entities in which they hold a variable interest in accordance with FIN 46(R). PPL and its subsidiaries are currently not aware of any variable interest entities that are not consolidated as of December 31, 2003 but which they will be required to consolidate in accordance with FIN 46(R) effective March 31, 2004. As they continue to evaluate the impact of applying FIN 46(R), PPL and its subsidiaries may identify additional entities that they would need to consolidate.

Additional Entities Consolidated

The lessors under the operating leases for the Sundance, University Park and Lower Mt. Bethel generation facilities are variable interest entities that are considered to be SPEs. PPL is the primary beneficiary of these entities. Consequently, PPL was required to consolidate the financial statements of the lessors effective December 31, 2003. Upon initial consolidation, PPL recognized $1.1 billion of additional assets and liabilities on its balance sheet and a charge of $27 million, after-tax, as a cumulative effect of a change in accounting principle. The additional assets consist principally of the generation facilities, and the additional liabilities consist principally of the lease financing. See below for a discussion of the leases.

In May 2001, a subsidiary of PPL entered into a lease arrangement, as lessee, for the development, construction and operation of commercial power generation facilities. The lessor was created for the sole purpose of owning the facilities and incurring the related financing costs. The $660 million operating lease arrangement covers the 450 MW gas-powered Sundance project near Coolidge, Arizona and the 540 MW gas-powered University Park project near University Park, Illinois. These facilities were substantially complete in July 2002, at which time the initial lease term commenced. See the Statement of Long-term Debt for a discussion of the related financing.

In December 2001, another subsidiary of PPL entered into a $455 million operating lease arrangement, as lessee, for the development, construction and operation of a 600 MW gas-fired combined-cycle generation facility located in Lower Mt. Bethel Township, Northampton County, Pennsylvania. The lessor was created for the sole purpose of owning the facilities and incurring the related financing costs. The initial lease term commences on the date of commercial operation, which is expected to occur in 2004, and ends in December 2013. See the Statement of Long-term Debt for a discussion of the related financing.

Entities Deconsolidated

Effective December 31, 2003, PPL deconsolidated PPL Capital Funding Trust I and SIUK Capital Trust I. These trusts are considered to be SPEs and were deconsolidated because PPL is not the primary beneficiary of the trusts under current interpretations of FIN 46. Therefore, the "Company-obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts Holding Solely Company Debentures," amounting to $661 million, which would have been recorded as a component of long-term debt in 2003 in accordance with SFAS 150 if the trusts were consolidated, are not reflected in PPL's Balance Sheet at December 31, 2003. Instead, the subordinated debt securities that support the trust preferred securities are reflected in "Long-term Debt with Affiliate Trusts" as of December 31, 2003. See below for further discussion.

The trusts hold subordinated debt securities of PPL Capital Funding, in the case of PPL Capital Funding Trust I, and WPD LLP, in the case of SIUK Capital Trust I. As a result of deconsolidating the trusts, the subordinated debt securities are no longer eliminated in the consolidated financial statements. As of December 31, 2003, $681 million is reflected as "Long-term Debt with Affiliate Trusts" in PPL's Balance Sheet.

The effect on the Balance Sheet as a result of deconsolidating the trusts was an increase in both total assets and total liabilities of $21 million for PPL. The increase in assets relates to the investments in the common securities of the trusts, which are no longer eliminated in the consolidated financial statements. The increase in liabilities consists primarily of the difference between the carrying value of the preferred securities issued by the trusts compared to the carrying value of the subordinated debt securities of PPL Capital Funding and WPD LLP. The deconsolidation of the trusts did not impact the earnings of PPL.

See the Statement of Company-Obligated Mandatorily Redeemable Securities for a discussion of the trusts and their preferred securities, as well as the subordinated debt securities issued to the trusts.

EITF 03-11

In August 2003, the FASB ratified EITF 03-11, "Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and Not 'Held for Trading Purposes' as Defined in EITF Issue No. 02-3, 'Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities'." EITF 03-11 addresses whether realized gains and losses on physically settled derivative contracts not "held for trading purposes" should be reported in the income statement on a gross or net basis. It requires that each entity make this determination for itself based on the relevant facts and circumstances in the context of the various activities of the entity rather than based solely on the terms of the individual contracts. EITF 03-11 is effective for transactions entered into on or after October 1, 2003. See Note 17 for a discussion of the impacts of the adoption of EITF 03-11.

FSP FAS 106-1

See Note 12 for a discussion of FSP FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003."

Reconciliation of Financial Measures (Unaudited)

Millions of dollars, except per share data

"Net Income" and "Cash Provided by Operating Activities" are financial measures determined in accordance with generally accepted accounting principles (GAAP). "Earnings from Ongoing Operations" and "Free Cash Flow," as referenced in this Annual Report, are non-GAAP financial measures. However, PPL's management believes that they provide useful information to investors, as a supplement to the comparable GAAP financial measures. Following is additional information on these non-GAAP financial measures, including reconciliations to Net Income and Cash Provided by Operating Activities, respectively.

Earnings From Ongoing Operations

"Earnings from ongoing operations" excludes the impact of unusual items. Earnings from ongoing operations should not be considered as an alternative to net income, which is an indicator of operating performance determined in accordance with GAAP. PPL believes that earnings from ongoing operations, although a non-GAAP measure, is also useful and meaningful to investors because it provides them with PPL's underlying earnings performance as another criterion in making their investment decisions. PPL's management also uses earnings from ongoing operations in measuring certain corporate performance goals. Other companies may use different measures to present financial performance.

Free Cash Flow

"Free cash flow" is derived by deducting the following from cash provided by operating activities: capital expenditures (net of disposals, but adjusted to include lease financing), dividend payments and repayment of transition bonds. Free cash flow should not be considered as an alternative to cash provided by operating activities, which is determined in accordance with GAAP. PPL believes free cash flow is an important measure to both management and investors since it is an indicator of the company's ability to sustain operations and growth without additional outside financing beyond the requirement to fund maturing debt obligations. Other companies may calculate free cash flow in a different manner. PPL's forecast for 2004 projects approximately $1.30 billion in cash provided by operating activities. Net of capital expenditures of $690 million, common and preferred dividends of $300 million and repayment of $260 million in transition bonds, PPL expects to have positive free cash flow of approximately $50 million for 2004.

Reconciliation of Earnings from Ongoing Operations and Net Income

	Millions of Dollars			*Per Share – Diluted*		
	2003	2002	1998	**2003**	2002	1998
Earnings from Ongoing Operations	**$642**	$ 541	$ 310	**$ 3.71**	$ 3.54	$ 1.87
Unusual items (net of tax):						
Asset retirement obligation	**63**			**0.36**		
Consolidation of off-balance sheet projects	**(27)**			**(0.16)**		
Discontinued operations	**(20)**			**(0.11)**		
CEMAR-related net tax benefit	**81**			**0.47**		
Workforce reduction	**(5)**	(44)		**(0.03)**	(0.29)	
Goodwill impairment		(150)			(0.99)	
CEMAR operating losses		(23)			(0.15)	
CEMAR impairment		(98)			(0.64)	
Tax benefit – Teesside writedown		8			0.06	
Writedown of generation equipment		(26)			(0.17)	
PUC restructuring charge			(915)			(5.56)
FERC municipalities settlement			(32)			(0.19)
Schuylkill Energy Resources settlement			18			0.11
U.K. tax rate reduction			9			0.06
PPL Gas Utilities acquisition costs			3			0.03
Other impacts of restructuring			38			0.22
Total unusual items	**92**	(333)	(879)	**0.53**	(2.18)	(5.33)
Net Income (Loss)	**$734**	$ 208	$(569)	**$ 4.24**	$ 1.36	$(3.46)

See page 25 in Management's Discussion and Analysis for financial statement note references for each of these unusual items for 2003 and 2002.

Glossary of Terms and Abbreviations

£ – British pounds sterling.

1945 First Mortgage Bond Indenture – PPL Electric's Mortgage and Deed of Trust, dated as of October 1, 1945, to Deutsche Bank Trust Company Americas, as trustee, as supplemented.

2001 Senior Secured Bond Indenture – *PPL Electric's Indenture, dated as* of August 1, 2001, to JPMorgan Chase Bank, as trustee, as supplemented.

AFUDC (Allowance for Funds Used During Construction) – the cost of equity and debt funds used to finance construction projects of regulated businesses that is capitalized as part of construction cost.

ANEEL – National Electric Energy Agency, Brazil's agency that regulates the transmission and distribution of electricity.

APA – Asset Purchase Agreement.

APB – Accounting Principles Board.

ARB – Accounting Research Bulletin.

ARO – asset retirement obligation.

Bangor Hydro – *Bangor Hydro-Electric Company.*

Bcf – billion cubic feet.

CEMAR – Companhia Energética do Maranhão, a Brazilian electric distribution company in which PPL Global has a majority ownership interest.

CGE – Compañia General de Electricidad, S.A., a distributor of electricity and natural gas with other industrial segments in Chile and Argentina in which PPL Global has an 8.7% direct and indirect minority ownership interest.

Clean Air Act – federal legislation enacted to address certain environmental issues related to air emissions including acid rain, ozone and toxic air emissions.

CTC – competitive transition charge on customer bills to recover allowable transition costs under the Customer Choice Act.

Customer Choice Act – the Pennsylvania Electricity Generation Customer Choice and Competition Act, legislation enacted to restructure the state's electric utility industry to create retail access to a competitive market for generation of electricity.

DelSur – Distribuidora de Electricidad Del Sur, S.A. de C.V., an electric distribution company in El Salvador, a majority of which is owned by EC.

DEP – Department of Environmental Protection, a state government agency.

Derivative – a financial instrument or other contract with all three of the following characteristics:

a. It has (1) one or more underlyings and (2) one or more notional amounts or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.

b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c. Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

DIG – Derivatives Implementation Group.

DOE – Department of Energy, a U.S. government agency.

DRIP – Dividend Reinvestment Plan.

EC – Electricidad de Centroamerica, S.A. de C.V., an El Salvadoran holding company and the majority owner of DelSur and El Salvador Telecom, S.A. de C.V. PPL Global has 100% ownership of EC.

EGS – electric generation supplier.

EITF – Emerging Issues Task Force, an organization that assists the FASB in improving financial reporting through the identification, discussion and resolution of financial issues within the framework of existing authoritative literature.

Elfec – Empresa de Luz y Fuerza Electrica Cochabamba, S.A., a Bolivian electric distribution company in which PPL Global has a majority ownership interest.

Emel – Empresas Emel S.A., a Chilean electric distribution holding company in which PPL Global has majority ownership.

EMF – electric and magnetic fields.

Enrichment – *the concentration of fissionable isotopes to produce a fuel* suitable for use in a nuclear reactor.

EPA – Environmental Protection Agency, a U.S. government agency.

EPS – earnings per share.

ESOP – Employee Stock Ownership Plan.

EWG – exempt wholesale generator.

Fabrication – the process which manufactures nuclear fuel assemblies for insertion into the reactor.

FASB – Financial Accounting Standards Board, a rulemaking organization that establishes financial accounting and reporting standards.

FERC – Federal Energy Regulatory Commission, the federal agency that regulates *interstate transmission and wholesale sales of electricity and related matters.*

FIN – FASB Interpretation.

GAAP – generally accepted accounting principles.

Griffith Energy – Griffith Energy LLC, which owns and operates a 600 MW gas-fired station in Kingman, Arizona, and which is jointly owned by subsidiaries of PPL Generation and Duke Energy Corporation.

GWh – gigawatt-hour, one million kilowatt-hours.

Hyder – Hyder Limited, a subsidiary of WPDL that was the previous owner of South Wales Electricity plc. In March 2001, South Wales Electricity plc was acquired by WPDH Limited and renamed WPD (South Wales).

Integra – Empresa de Ingenieria y Servicios Integrales Cochabamba S.A., a Bolivian company providing construction and engineering services in which PPL Global has a majority ownership interest.

IBEW – International Brotherhood of Electrical Workers.

ICP – Incentive Compensation Plan.

Glossary of Terms and Abbreviations *(continued)*

ICPKE – Incentive Compensation Plan for Key Employees.

IRS – Internal Revenue Service, a U.S. government agency.

ISO – Independent System Operator.

ITC – intangible transition charge on customer bills to recover intangible transition costs associated with securitizing stranded costs under the Customer Choice Act.

kWh – kilowatt-hour, basic unit of electrical energy.

kVA – kilovolt-ampere.

LIBOR – London Interbank Offered Rate.

Mirant – Mirant Corporation, a diversified energy company based in Atlanta. PPL Global and Mirant jointly owned WPD from 1996 until September 6, 2002.

Montana Power – The Montana Power Company, a Montana-based company that sold its generating assets to PPL Montana in December 1999. Through a series of transactions consummated during the first quarter of 2002, Montana Power sold its electricity delivery business to NorthWestern.

MW – megawatt, one thousand kilowatts.

MWh – megawatt-hour, one thousand kilowatt-hours.

NorthWestern – NorthWestern Energy Division, a Delaware corporation and a division of NorthWestern Corporation and successor in interest to Montana Power's electricity delivery business, including Montana Power's rights and obligations under contracts with PPL Montana.

NPDES – National Pollutant Discharge Elimination System.

NRC – Nuclear Regulatory Commission, the federal agency that regulates operation of nuclear power facilities.

NUGs (Non-Utility Generators) – generating plants not owned by public utilities, whose electrical output must be purchased by utilities under the PURPA if the plant meets certain criteria.

OSM – Office of Surface Mining, a U.S. government agency.

PCB – polychlorinated biphenyl, an additive to oil used in certain electrical equipment up to the late-1970s. Now classified as a hazardous chemical.

PEPS Units (Premium Equity Participating Security Units, or PEPS℠ Units) – securities issued by PPL and PPL Capital Funding Trust I, consisting of a Preferred Security and a forward contract to purchase PPL common stock.

PEPS Units, Series B (Premium Equity Participating Security Units, or PEPS℠ Units, Series B) – securities issued by PPL and PPL Capital Funding, consisting of an undivided interest in a debt security issued by PPL Capital Funding and guaranteed by PPL, and a forward contract to purchase PPL common stock.

PJM (PJM Interconnection, L.L.C.) – operates the electric transmission network and electric energy market in the mid-Atlantic region of the U.S.

PLR (Provider of Last Resort) – PPL Electric providing electricity to retail customers within its delivery territory who have chosen not to shop for electricity under the Customer Choice Act.

PP&E – property, plant and equipment.

PPL – PPL Corporation, the parent holding company of PPL Electric, PPL Energy Funding and other subsidiaries.

PPL Capital Funding – PPL Capital Funding, Inc., a PPL financing subsidiary.

PPL Capital Funding Trust I – a Delaware statutory business trust created to issue PEPS Units, whose common securities are held by PPL.

PPL Coal Supply – PPL Coal Supply, LLC, a limited liability company owned by PPL Coal Holdings Corporation (a subsidiary of PPL Generation) and Iris Energy LLC. PPL Coal Supply procures coal, which it sells to PPL Generation for power plants and to Iris Energy for synfuel production.

PPL Electric – PPL Electric Utilities Corporation, a regulated utility subsidiary of PPL that transmits and distributes electricity in its service territory and provides electric supply to retail customers in this territory as a PLR.

PPL Energy Funding – PPL Energy Funding Corporation, a subsidiary of PPL and the parent company of PPL Energy Supply.

PPL EnergyPlus – PPL EnergyPlus, LLC, a subsidiary of PPL Energy Supply, which markets wholesale and retail electricity, and supplies energy and energy services in deregulated markets.

PPL Energy Supply – PPL Energy Supply, LLC, the parent company of PPL Generation, PPL EnergyPlus, PPL Global and other subsidiaries. Formed in November 2000, PPL Energy Supply is a subsidiary of PPL Energy Funding.

PPL Gas Utilities – PPL Gas Utilities Corporation, a regulated utility subsidiary of PPL specializing in natural gas distribution, transmission and storage services, and the competitive sale of propane.

PPL Generation – PPL Generation, LLC, a subsidiary of PPL Energy Supply, which owns and operates U.S. generating facilities through various subsidiaries.

PPL Global – PPL Global, LLC, a subsidiary of PPL Energy Supply, which acquires and develops domestic generation projects and acquires and holds international energy projects that are primarily focused on the distribution of electricity.

PPL Holtwood – PPL Holtwood, LLC, a subsidiary of PPL Generation, which owns PPL's hydroelectric generating operations in Pennsylvania.

PPL Maine – PPL Maine, LLC, a subsidiary of PPL Generation, which owns generating operations in Maine.

PPL Martins Creek – PPL Martins Creek, LLC, a generating subsidiary of PPL Generation.

PPL Montana – PPL Montana, LLC, an indirect subsidiary of PPL Generation, which generates electricity for wholesale sales in Montana and the Pacific Northwest.

PPL Services – PPL Services Corporation, a subsidiary of PPL, which provides shared services for PPL and its subsidiaries.

PPL Susquehanna – PPL Susquehanna, LLC, the nuclear generating subsidiary of PPL Generation.

PPL Telcom – PPL Telcom, LLC, an indirect subsidiary of PPL Energy Funding, which delivers high bandwidth telecommunication services in the Northeast corridor from Washington, D.C., to New York City and to six metropolitan areas in central and eastern Pennsylvania.

PPL Transition Bond Company – PPL Transition Bond Company, LLC, a wholly-owned subsidiary of PPL Electric that was formed to issue transition bonds under the Customer Choice Act.

Preferred Securities – company-obligated mandatorily redeemable preferred securities issued by PPL Capital Funding Trust I, holding solely debentures of PPL Capital Funding, and by SIUK Capital Trust I, holding solely debentures of WPD LLP.

PUC – Pennsylvania Public Utility Commission, the state agency that regulates certain ratemaking, services, accounting and operations of Pennsylvania utilities.

PUC Final Order – final order issued by the PUC on August 27, 1998, approving the settlement of PPL Electric Utilities' restructuring proceeding.

PUHCA – Public Utility Holding Company Act of 1935, legislation passed by the U.S. Congress.

PURPA – Public Utility Regulatory Policies Act of 1978, legislation passed by the U.S. Congress to encourage energy conservation, efficient use of resources and equitable rates.

PURTA – the Pennsylvania Public Utility Realty Tax Act.

RMC – Risk Management Committee.

SCR – selective catalytic reduction, a pollution control process.

SEC – Securities and Exchange Commission, a U.S. government agency.

SFAS – Statement of Financial Accounting Standards, the accounting and financial reporting rules issued by the FASB.

SIUK Capital Trust I – a business trust created to issue preferred securities, whose common securities are held by WPD LLP.

SIUK Limited – was an intermediate holding company within the WPDH Limited group. In January 2003, SIUK Limited transferred its assets and liabilities to WPD LLP.

SPE – special purpose entity.

Superfund – federal environmental legislation that addresses remediation of contaminated sites; states also have similar statutes.

Synfuel projects – production facilities that manufacture synthetic fuel from coal or coal byproducts. Favorable federal tax credits are available on qualified synfuel products.

Tolling agreement – agreement whereby the owner of an electric generating facility agrees to use that facility to convert fuel provided by a third party into electric energy for delivery back to the third party.

UF – inflation-indexed peso-denominated unit.

VEBA – Voluntary Employee Benefit Association Trust, trust accounts for health and welfare plans for future benefit payments for employees, retirees or their beneficiaries.

WPD – refers collectively to WPDH Limited and WPDL. PPL Global purchased Mirant's 49% ownership interest in these entities on September 6, 2002, thereby achieving 100% ownership and operational control.

WPD LLP – Western Power Distribution LLP, a wholly-owned subsidiary of WPDH Limited, which owns WPD (South West) and WPD (South Wales).

WPD (South Wales) – Western Power Distribution (South Wales) plc, a British regional electric utility company.

WPD (South West) – Western Power Distribution (South West) plc, a British regional electric utility company.

WPDH Limited – Western Power Distribution Holdings Limited, an indirect, wholly-owned subsidiary of PPL Global. WPDH Limited owns WPD LLP.

WPDL – WPD Investment Holdings Limited, an indirect wholly-owned subsidiary of PPL Global. WPDL owns 100% of the common shares of Hyder.

Board of Directors



William F. Hecht, Frederick M. Bernthal, E. Allen Deaver

Stuart Heydt, W. Keith Smith, Louise K. Goeser

William F. Hecht
Allentown, Pa.
Chairman, President and Chief Executive Officer
PPL Corporation
Age 61, Director since 1990

Mr. Hecht has served as PPL's top executive since 1993. Prior to that, he served as president and chief operating officer for two years. He also serves as a director of PPL Electric Utilities Corporation, DENTSPLY International Inc., the Federal Reserve Bank of Philadelphia and RenaissanceRe Holdings Ltd. Mr. Hecht, who earned bachelor's and master's degrees in electrical engineering from Lehigh University, joined PPL in 1964.

Frederick M. Bernthal
Washington, D.C.
President
Universities Research Association
A consortium of 90 universities engaged in the construction and operation of major research facilities
Age 61, Director since 1997

Dr. Bernthal has served as president of URA since 1994. Prior to joining that organization, he was deputy director of the National Science Foundation. He also has served as a member of the U.S. Nuclear Regulatory Commission and as assistant secretary of state for Oceans, Environment and Science. Dr. Bernthal earned a Bachelor of Science degree in chemistry from Valparaiso University and a Ph.D. in nuclear chemistry from the University of California at Berkeley.

E. Allen Deaver
Lancaster, Pa.
Former Executive Vice President and Director
Armstrong World Industries, Inc.
Manufacturer of interior furnishings and specialty products
Age 68, Director since 1991

Mr. Deaver retired from Armstrong in 1998, after a career of 37 years, spanning a number of key management positions. He earned a Bachelor of Science degree in mechanical engineering from the University of Tennessee.

Stuart Heydt
Hershey, Pa.
Former Chief Executive Officer
Geisinger Health System
A nonprofit health care provider
Age 64, Director since 1991

Dr. Heydt retired in 2000 as chief executive officer of the Geisinger Health System, an institution that he directed for eight years. He is past president and a Distinguished Fellow of the American College of Physician Executives. Dr. Heydt attended Dartmouth College and received an M.D. from the University of Nebraska.

W. Keith Smith
Pittsburgh, Pa.
Former Vice Chairman
Mellon Financial Corporation
Major financial services company
Age 69, Director since 2000

Mr. Smith served as vice chairman of Mellon Financial Corporation and senior vice chairman of Mellon Bank, N.A., before his retirement in 1998. He also is a director of DENTSPLY International Inc., Allegheny General Hospital, Invesmart, Inc., Baytree Bancorp, Inc., Baytree National Bank and Trust Co. and several nonprofit boards. Mr. Smith earned a Bachelor of Commerce degree from the University of Saskatchewan and a Master of Business Administration degree from the University of Western Ontario and is a Chartered Accountant.

Louise K. Goeser
Dearborn, Mich.
Vice President of Quality
Ford Motor Company
Manufacturer of cars, trucks and related parts and accessories
Age 50, Director since 2003

Ms. Goeser has been vice president of quality for Ford for four years after serving in a similar position at Whirlpool Corporation, where she also headed Whirlpool's refrigeration unit. Ms. Goeser started her career with Westinghouse Electric Corporation, where – over a 20-year period – she held a variety of key positions in the Energy Systems and Environmental businesses. She earned a bachelor's degree in mathematics from Pennsylvania State University and a master's degree in business administration from the University of Pittsburgh.



John R. Biggar, Susan M. Stalnecker, John W. Conway

John R. Biggar
Allentown, Pa.
Executive Vice President and Chief Financial Officer
PPL Corporation
Age 59, Director since 2001

Mr. Biggar has served as executive vice president and chief financial officer of PPL Corporation since 2001. He also serves as a director of PPL Electric Utilities Corporation and as a trustee of Lycoming College. He began his career with PPL in 1969. Prior to being named to his current position, Mr. Biggar served as senior vice president and chief financial officer as well as vice president - Finance. Mr. Biggar earned a bachelor's degree in political science from Lycoming College and a Juris Doctor degree from Syracuse University.

Susan M. Stalnecker
Wilmington, Del.
Vice President - Government and Consumer Markets
DuPont Safety & Protection
E.I. du Pont de Nemours and Company
Manufacturer of pharmaceuticals, specialty chemicals, biotechnology and high-performance materials
Age 51, Director since 2001

Ms. Stalnecker served as vice president - Finance and treasurer for five years before being named to her present position in 2003. She also serves on the board of Duke University and is president of the Board of Trustees of the Delaware Art Museum. Ms. Stalnecker earned a bachelor's degree from Duke University and her M.B.A. from the Wharton School of Graduate Business at the University of Pennsylvania.

John W. Conway
Philadelphia, Pa.
Chairman of the Board, President and Chief Executive Officer
Crown Holdings, Inc.
A leading international manufacturer of packaging products for consumer goods
Age 58, Director since 2000

Mr. Conway has served as Crown's top executive since 2001. Prior to that, he had been president and chief operating officer of the company. Mr. Conway joined Crown, Cork & Seal in 1991 as a result of its acquisition of Continental Can International Corporation, where he served as president and in various management positions. He earned a Bachelor of Arts degree in economics from the University of Virginia and a law degree from Columbia Law School.

Executive Committee
William F. Hecht, Chair
Frederick M. Bernthal
E. Allen Deaver
Stuart Heydt

Audit Committee
Stuart Heydt, Chair
Frederick M. Bernthal
W. Keith Smith
Susan M. Stalnecker

Compensation and Corporate Governance Committee
E. Allen Deaver, Chair
John W. Conway
Stuart Heydt

Finance Committee
W. Keith Smith, Chair
John W. Conway
E. Allen Deaver
Susan M. Stalnecker

Nuclear Oversight Committee
Frederick M. Bernthal, Chair
E. Allen Deaver
Louise K. Goeser
Stuart Heydt

Management and Officers

CORPORATE LEADERSHIP COUNCIL EXECUTIVE COMMITTEE

William F. Hecht
Chairman, President and CEO
PPL Corporation

John R. Biggar
Executive VP and CFO
PPL Corporation

Lawrence E. De Simone
Executive VP
PPL Corporation

James H. Miller
Executive VP
PPL Corporation

Robert J. Grey
Senior VP, General Counsel
and Secretary
PPL Corporation

MAJOR BUSINESS LINE PRESIDENTS

Paul T. Champagne
PPL EnergyPlus

James H. Miller
PPL Generation

Roger L. Petersen
PPL Global

John F. Sipics
PPL Electric Utilities

OFFICERS

James E. Abel
VP - Finance and Treasurer
PPL Corporation

Richard L. Anderson
VP - Nuclear Operations
PPL Susquehanna

Robert W. Burke Jr.
VP and Chief Counsel
PPL Global

John F. Cotter
VP - Energy Marketing
PPL EnergyPlus

Paul A. Farr
Senior VP
PPL Global

Robert M. Geneczko
VP - Customer Services
PPL Electric Utilities

President
PPL Gas Utilities

Robert S. Gombos
VP - Field Services
PPL Electric Utilities

Michael D. Hill
VP - Corporate Information Officer
PPL Services

George T. Jones
VP - Special Projects
PPL Susquehanna

David H. Kelley
President
PPL Telcom

Rick L. Klingensmith
VP - Finance
PPL Global

Michael E. Kroboth
VP - Energy Services
PPL EnergyPlus

Dennis J. Murphy
VP and COO - Eastern Fossil and Hydro
PPL Generation

Joanne H. Raphael
VP - External Affairs
PPL Services

Ronald Schwarz
VP - Human Resources
PPL Services

James M. Seif
VP - Corporate Relations
PPL Services

Bryce L. Shriver
Senior VP and Chief Nuclear Officer
PPL Susquehanna

Vijay Singh
VP - Risk Management
PPL Services

Bradley E. Spencer
VP and COO - Western Fossil and Hydro
PPL Generation

Mark D. Woods
Controller
PPL Corporation

Shareowner Information

Annual Meeting
Shareowners are invited to attend the annual meeting to be held on Friday, April 23, 2004, at Lehigh University's Stabler Arena in Bethlehem, Pa. The meeting will begin at 10 a.m. (EDT).

Stock Exchange Listings
PPL Corporation common stock is listed on the New York and Philadelphia stock exchanges. The symbol is PPL.

Common Stock Prices

2003	High	Low	Dividends Declared
1st quarter	$38.10	$31.65	$.385
2nd quarter	44.34	35.04	.385
3rd quarter	43.12	38.45	.385
4th quarter	43.89	38.88	.385

2002	High	Low	Dividends Declared
1st quarter	$39.85	$31.40	$ .36
2nd quarter	39.95	28.97	.36
3rd quarter	37.60	26.00	.36
4th quarter	36.26	26.47	.36

The company has paid quarterly cash dividends on its common stock in every year since 1946. The dividends declared per share in 2003 and 2002 were $1.54 and $1.44, respectively. The most recent regular quarterly dividend paid by the company was 38.5 cents per share, paid Jan. 1, 2004. On Feb. 27, 2004, the company increased its quarterly dividend to 41 cents per share (equivalent to $1.64 per year), effective with the quarterly dividend payable April 1, 2004, to holders of record on March 10, 2004.

Dividends
The planned dates for consideration of the declaration of dividends by the board of directors or its Executive Committee for the balance of 2004 are May 28, Aug. 27 and Nov. 19. Subject to the declaration, dividends are paid on the first day of April, July, October and January. Dividend checks are mailed in advance of those dates with the intention that they arrive as close as possible to the payment dates. The record dates for dividends for the balance of 2004 are expected to be June 10, Sept. 10 and Dec. 10.

Direct Deposit of Dividends
Shareowners may choose to have their dividend checks deposited directly into their checking or savings account. Quarterly dividend payments are electronically credited on the dividend date, or the first business day thereafter.

Dividend Reinvestment Plan
Shareowners may choose to have dividends on their PPL Corporation common stock or PPL Electric Utilities preferred stock reinvested in PPL Corporation common stock instead of receiving the dividend by check.

Certificate Safekeeping
Shareowners participating in the Dividend Reinvestment Plan may choose to have their common stock certificates forwarded to the company for safekeeping.

Lost Dividend Checks
Dividend checks lost by investors, or those that may be lost in the mail, will be replaced if the check has not been located by the 10th business day following the payment date.

Transfer of Stock
Stock may be transferred from one name to another or to a new account in the name of another person. Please contact PPL Investor Services regarding transfer instructions.

Lost Stock Certificates
Please call the Shareowner Information Line or write to PPL Investor Services for an explanation of the procedure to replace lost stock certificates.

Duplicate Mailings
Annual reports and other investor publications are mailed to each investor account. If you have more than one account, or if there is more than one investor in your household, you may contact PPL Investor Services to request that only one publication be delivered to your address.

Form 10-K
PPL Corporation's annual report on Form 10-K, filed with the Securities and Exchange Commission, is available in March. Investors may obtain a copy, at no cost, by calling the Shareowner Information Line or by accessing the report via the company's Web site.

Investor Services
For any questions you have or additional information you require about PPL Corporation and its subsidiaries, please call the Shareowner Information Line, or write to:
Manager - PPL Investor Services
Two North Ninth Street (GENTW8)
Allentown, PA 18101

Internet Access
Registered shareowners can access their account information by visiting *www.shareowneronline.com.* For more information, visit our Web site at *www.pplweb.com* or contact PPL Investor Services via e-mail at *invserv@pplweb.com.*

Stock Transfer Agents and Registrars
Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075-1139

PPL Investor Services Department

Dividend Disbursing Office and Dividend Reinvestment Plan Agent
PPL Investor Services Department

Shareowner Information Line
1-800-345-3085

Design: BCN Communications / www.bcncomm.com Photography: James Schnepf Printing: Anderson Lithograph Printed on recycled and recyclable paper



PPL Corporation

Two North Ninth Street

Allentown, PA 18101-1179

1.800.345.3085

www.pplweb.com